EXHIBIT 2.1

DATED 9 APRIL 2021

LIVANOVA PLC

and

MITRAL HOLDCO S.À R.L.

AMENDED AND RESTATED SHARE and ASSET PURCHASE AGREEMENT

CONTENTS
Page

1.	Definitions and Interpretation	4
2.	Sale and Purchase of the Transferred Shares; Sale and Purchase of the Local Businesses and Local Transferred Assets; Transfer of the Local Transferred Employees; Assumption of the Local Assumed Liabilities	5
3.	Italian Business Carve-Out	8
4.	Reverse Carve-Outs	14
5.	Conditions to Completion	16
6.	Consideration	20
7.	Completion	26
8.	Transfer of the Local Businesses	26
9.	Transfer of LNSM	30
10.	Deferred Completions	37
11.	Pre-Completion	38
12.	Post-Completion	42
13.	Nonassignable Contracts	48
14.	Transferred Employees Matters	51
15.	Intellectual Property	55
16.	Wrong Pockets	55
17.	Insurance	56
18.	Business Information and Records	56
19.	Transfer of Authorisations	57
20.	Seller's Warranties and Tax Covenant	58
21.	Purchaser's Warranties	59
22.	Covenant to Pay Relating to Hazardous Substances	60
23.	Limitations	63
24.	Purchasing Entities	63
25.	No Sett-off, Deductions or Withholdings	64
26.	Effect of Completion	65
27.	Remedies and Waivers	65
28.	Assignment	65
29.	Further Assurance	66
30.	Entire Agreement	66
31.	Notices	67
32.	Announcements	68
33.	Confidentiality	68
34.	Transaction Personal Data	70
35.	Costs, Expenses and Tax	71
36.	Counterparts	73
37.	Invalidity	73
38.	Third Party Rights	73
39.	Governing Law and Jurisdiction	74

40.	Specific Performance and Other Remedies	73
41.	Agent for Service	75
42.	Delivery of Agreement	75

SCHEDULES AND ATTACHMENTS

THIS AGREEMENT (this “Agreement”) is made the 9th day of April, 2021

PARTIES:
1.    LivaNova plc, whose registered office is at 20 Eastbourne Terrace, London, W2 6LG (registered number 09451374) (the “Seller”);
AND
2.    Mitral Holdco S.à r.l., whose registered office is at 1, rue Hildegard von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (registered number B248518) (the “Purchaser” and, together with the Seller, the “parties”);
RECITALS:
(A)    The Seller Group (as defined below) is engaged in the Business (the relevant activity, the “Business Activity”). The Business is conducted by: (i) Sorin Group Italia S.r.l. (“SGI” and the portion of the Business conducted by SGI, the “Italian Business”); (ii) LivaNova Site Management S.r.l (“LNSM”); (iii) LivaNova Canada Corp. (“LN Canada”); and (iv) a number of other members of the Seller Group as set out in Attachment 1 (Local Sellers) engaged primarily in sale, marketing or distribution activities of the products of the Business in the relevant countries, and/or employing Transferred Employees (the “Local Sellers”, and each portion of the Business conducted by a Local Seller in the relevant country(ies), a “Local Business”).
(B)    The Purchaser is a special purpose vehicle incorporated by Gyrus Capital S.A. for the purposes of the Transaction (as defined below) and it has obtained the Equity Commitment Letter (as defined below).
(C)    On 2 December 2020, the parties entered into a share and asset purchase agreement (the “Original SAPA”) and, pursuant to the terms and subject to the conditions set out in the Original SAPA, as amended and restated by this Agreement, the Seller has undertaken and intends to sell and the Purchaser has undertaken and intends to purchase the Business (including LN Canada and LNSM), through the following transactions (as described in greater detail in this Agreement, collectively, the “Transaction”):
(a)    the acquisition of the Italian Business, following the contribution by SGI of the Italian Business (including the Italian Transferred IP) to NewCo (as defined below) and by means of the subsequent acquisition by a member of the Purchaser Group (as defined below) of all of the issued and outstanding capital stock of NewCo;
(b)    the acquisition by members of the Purchaser Group of all of the issued and outstanding capital stock of LN Canada and LNSM, following the transfer by LN Canada and LNSM to members of the Seller Group of certain rights and assets that do not relate to the Business;
(c)    the acquisition by members of the Purchaser Group of the Local Transferred IP (without prejudice to any EC IP owned by the Existing Companies);

(d)    the acquisition of the Local Businesses.
(D)    The Seller caused SGI to file with the competent Italian Tax Governmental Entity the application requesting the issuance of the Tax Certificate in relation to the transfer of the Italian Business pursuant to the Italian Business Carve-Out (the “First Tax Certificate”).
(E)    On the terms and subject to the conditions set out in the Original SAPA and this Agreement, the Purchaser has granted to the Seller an option to sell to the Purchaser the French Business (as defined in the Original SAPA). The French Consultation Procedure (as defined in the Original SAPA) has been completed on January 14, 2021. The option with respect to the French Business set forth in the Original SAPA is hereby deemed to be exercised and, from and after the date hereof, the French Business shall be deemed to be a Local Business.
(F)    On the terms and subject to the conditions set out in this Agreement, the parties intend to amend and restate the Original SAPA as set forth herein.
THE PARTIES HEREBY AMEND AND RESTATE THE ORIGINAL SAPA IN ITS ENTIRETY as follows:
1.    Definitions and Interpretation
(A) General
1.1    Schedule 1 (Definitions and Interpretation) shall apply in respect of this Agreement.
1.2    In this Agreement, unless the context otherwise requires:
(a)    any reference to the Seller being required to take (or omit to take) any action (including to sell any asset or to execute any document) shall be deemed to include a reference to the Seller being required to procure that any other relevant member of the Seller Group takes (or omits to take) such action (including to sell any asset of which it is the owner or to execute any document to which it is a party); and
(b)    any reference to the Purchaser being required to take (or omit to take) any action (including to purchase any asset or to execute any document) shall be deemed to include a reference to the Purchaser being required to procure that it, or any other relevant member of the Purchaser Group, takes (or omits to take) such action (including to purchase any asset or to execute any document to which it is a party).
(B) Amendment and Restatement of Original SAPA
1.3    On and with effect from the date on which this amended and restated Agreement is delivered in accordance with clause 42, the entirety of the Original SAPA (including all Schedules and Appendices thereto) shall be amended and restated as set forth in this Agreement.

1.4    The parties shall observe and be bound by and comply with the terms of this Agreement on and from the date of this Agreement.
1.5    Nothing in clauses 1.3 and 1.4 shall affect the accrued rights, remedies, liabilities or obligations of the Parties under the provisions of the Original SAPA that are not modified hereby.
2.    Sale and Purchase of the Transferred Shares; Sale and Purchase of the Local Businesses and Local Transferred Assets; Transfer of the Local Transferred Employees; Assumption of the Local Assumed Liabilities
(A)    Transferred Shares
2.1    On the terms and subject to the conditions set out in this Agreement, the Seller agrees to sell, and the Purchaser agrees to purchase, the LN Canada Shares and the NewCo Shares as of and with effect from Completion.
2.2    On the terms and subject to the conditions set out in this Agreement, the Seller agrees to sell, and the Purchaser agrees to purchase, the LNSM Shares as of and with effect from the LNSM Completion.
2.3    The sale and purchase of the Transferred Shares shall be made free and clear from all Encumbrances (including all Encumbrances disclosed in the Disclosure Letter), together with all rights that attach (or may in the future attach) to the Transferred Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the Applicable Completion.
2.4    The Purchaser (and any of its Designated Purchasers) (a) are not obliged to complete the purchase of any of the LN Canada Shares and the NewCo Shares unless the purchase of all the LN Canada Shares and the NewCo Shares is completed simultaneously and (b) are not obliged to complete the purchase of any of the LNSM Shares unless the purchase of all the LNSM Shares is completed simultaneously.
(B)    Local Businesses and Local Transferred Assets
2.5    The Local Sellers are listed in Attachment 1.
2.6    On the terms and subject to the conditions set out in this Agreement, as of and with effect from the Applicable Completion, the Seller agrees to sell, assign and transfer, and the Purchaser agrees to purchase, the Local Businesses (each, as a going concern) and the following rights and assets relating to all Local Businesses, in each case, to the extent owned, held by, or owed to, the Local Sellers (the “Local Transferred Assets”) at the Applicable Completion:
(a)    the benefit (subject to the burden) of the Transferred Contracts;
(b)    the Transferred Goodwill;
(c)    the Transferred Information and Records;
(d)    the Transferred Inventory;

(e)    subject to and in accordance with clause 15, the Local Transferred IP;
(f)    the Transferred Furniture;
(g)    the Transferred Plant and Machinery;
(h)    the Transferred Receivables;
(i)    subject to and in accordance with clause 19, the Transferred Authorisations; and
(j)    subject to clause 2.7 (except for letter (n) therein), any other right or asset (including IT Systems) exclusively relating to the Business.
2.7    For the sake of clarity, the Local Transferred Assets shall not include the following rights and assets that are owned, held by, or owed to, the Local Sellers (the “Local Excluded Assets”):
(a)    cash in hand or at the bank;
(b)    all deferred Tax assets, Tax losses, Tax loss carry-forwards, Tax refunds and Tax credits with respect to any and all Taxes;
(c)    all Shared Contracts;
(d)    all real estate;
(e)    any rights arising out of or in connection with any insurance policy held by any member of the Seller Group, including those relating to the Local Businesses, the Local Transferred Assets or the Local Assumed Liabilities;
(f)    the Excluded Contracts;
(g)    any Receivables other than the Transferred Receivables;
(h)    the Excluded IP;
(i)    the Excluded Claims;
(j)    the Excluded Information and Records;
(k)    all assets, properties and rights that are used in providing the Overhead and Shared Services;
(l)    all assets, properties and rights that are used or held for use in the businesses of the Local Sellers other than the Business;
(m)    all stock and equity interests owned by the Local Sellers (as applicable); and
(n)    any other right or asset except as set out in clause 2.6.

(C)    Local Transferred Employees
2.8    On the terms and subject to the conditions set out in this Agreement (including clause 14), the Purchaser shall employ exclusively the Transferred Employees (other than those in Italy who are expected to transfer by operation of law to NewCo pursuant to the Italian Business Carve-Out, for which clause 3 applies) (the “Local Transferred Employees”) as of and with effect from the Applicable Completion.
(D)    Local Assumed Liabilities
2.9    On the terms and subject to the conditions set out in this Agreement, the Purchaser shall assume, and pay, discharge and perform when due the following obligations and liabilities (the “Local Assumed Liabilities”) as of and with effect from the Applicable Completion:
(a)    all Assumed Payables owed by the Local Sellers;
(b)    all Assumed Employee Liabilities owed by the Local Sellers;
(c)    all liabilities and obligations arising under or relating to the Transferred Contracts owed by the Local Sellers;
(d)    any obligation or liability arising from or relating to the Miami Instruments Agreements other than the Miami Instruments Earn-Out (which is retained by the Seller pursuant to clause 2.10(c));
(e)    unless otherwise provided in this Agreement, all other obligations and liabilities to the extent relating to the Local Businesses or the Local Transferred Assets to be performed or discharged prior to, at or after the Applicable Completion.
The Purchaser shall indemnify and hold harmless the Seller Group in respect of the Local Assumed Liabilities.
2.10    The Purchaser and the members of the Purchaser Group shall not assume (to the extent permitted by Applicable Law) the following obligations and liabilities (the “Local Excluded Liabilities”):
(a)    the Excluded Employee Liabilities;
(b)    any Tax liabilities of any of the Local Sellers, even if attributable to the Local Business, which are related to any period for taxation purposes, or any part of any period for taxation purposes, ending on or prior to the Applicable Completion Date;
(c)    with respect to LivaNova USA, Inc., the liabilities arising from clause 2.6, paragraphs (d), (e) and (f), of the asset purchase agreement included in the Miami Instruments Agreements (the “Miami Instruments Earn-Out”) (without prejudice to clause 12.11);

(d)    all liabilities arising from loans granted in favour of, or financial indebtedness assumed by, the Local Sellers and the related guarantees, comfort letters or other forms of security;
(e)    any liability related to proceedings and litigation pending at the Applicable Completion Date in relation to the operation of the Local Businesses up to the Applicable Completion Date, including the Caisson Litigation and any pending proceedings and litigation referred to in the Disclosure Letter (for the avoidance of doubt, subject to clause 12(F), other than those regarding the Transferred Companies) (the “Local Excluded Proceedings”);
(f)    any liability related to the employment of any Employee employed by the Local Sellers and who is not a Transferred Employee;
(g)    any Payables other than to the extent they are Assumed Payables;
(h)    any liability to the extent relating to a Local Excluded Asset;
(i)    any liability expressly reserved to the Local Sellers or specifically excluded under this Agreement.
2.11    The Seller shall indemnify and hold harmless the Purchaser Group in respect of the Local Excluded Liabilities, including in respect of any Local Excluded Liabilities assumed pursuant to any Applicable Law.
3.    Italian Business Carve-Out
(A)    General
3.1    The Seller warrants that it has caused SGI to:
(a)    form Corcym S.r.l., an Italian limited liability company (società a responsabilità limitata) through the contribution in cash of the amount of EUR 10,000 (“NewCo”) and appoint as managing body of NewCo a sole director;
(b)    entrust an expert enrolled with the Auditors Register (Registro dei revisori legali dei conti) to prepare an appraisal report describing the assets and liabilities of the Italian Business, based on the Italian Business Reference Balance Sheet (or, at the Seller’s option, on a new version of the Italian Business Reference Balance Sheet, updated as of a date later than 30 June 2020), indicating the valuation criteria and certifying the assets value of the Italian Business pursuant to Article 2465 of the Italian Civil Code (the “Appraisal”).
3.2    Promptly after the issuance of the Appraisal and in any case within 20 Business Days thereafter, the Seller shall procure:
(a)    the shareholders’ meeting of NewCo to resolve upon a capital increase reserved to SGI (the “Capital Increase” and the “Capital Increase Resolution”), to be subscribed and paid-in by contribution in kind of the

Italian Business (the “Contribution of the Italian Business”), on the basis of the Appraisal as described under clause 3.1(b);
(b)    the Capital Increase Resolution to be properly filed for registration with the competent companies register for the purposes of Articles 2480 and 2436 of the Italian Civil Code.
3.3    Promptly after the formation of NewCo, the Seller has caused SGI and NewCo to conduct the Italian Consultation Procedure in connection with the Contribution of the Italian Business and the subsequent sale of NewCo to the Purchaser. In the context of the Italian Consultation Procedure, the Seller and the Purchaser have cooperated to duly complete the Italian Consultation Procedure. The Seller has informed the Purchaser about the content of the written mandatory communication to be submitted by SGI and NewCo to the relevant unions representatives pursuant to Article 47 of Italian Law No. 428/1990, taking into account any reasonable comment made by the Purchaser within a reasonable period, and has caused SGI and NewCo to keep the Purchaser involved in the Italian Consultation Procedure. The Purchaser has provided the Seller with any information required for the purpose of drafting the written communication to the unions’ representatives and/or carrying out the Italian Consultation Procedure, and in the context of the Italian Consultation Procedure, the Purchaser and its representatives have attended certain meetings with the unions as required by the Seller or the unions.
3.4    After the latest of (a) the registration of the Capital Increase Resolution at the competent companies’ register, (b) the fulfilment or waiver of the Regulatory Condition, and (c) the completion of the Italian Consultation Procedure, and in any case by May 24, 2021 (inclusive), the Seller shall cause SGI to (i) execute with NewCo a contribution deed (whose form shall be agreed among the Seller and the Purchaser, it being understood that, to the greatest extent permitted under Applicable Law, under the contribution deed SGI (and NewCo) shall not assume any obligation other than as required to effect the Contribution of the Italian Business and shall not give any representation or warranty) to subscribe and pay-in the Capital Increase by contributing to NewCo the Italian Business as a going concern (including the Italian Transferred Assets, the Italian Transferred Employees and the Italian Assumed Liabilities and constituting a line of business (ramo d’azienda) pursuant to article 2555 of the Italian Civil Code), in accordance with the provisions of Italian Law, and (ii) procure that the above-mentioned contribution deed is filed for registration with the competent companies’ register (such contribution, the “Italian Business Carve-Out”).
3.5    The Italian Business Carve-Out shall take effect at any point in time selected by the Seller but in any case (i) not earlier than May 31, 2021 and (ii) prior to or at 00:01 a.m. Central European Time on June 1, 2021 (the date on which the Italian Business Carve-Out is effective, the “Italian Business Carve-Out Date”).
3.6    The Seller shall procure that SGI (or NewCo), on the Italian Business Carve-Out Date (or, if the Italian Business Carve-Out Date is not a Business Day, on the Business Day prior to the Italian Business Carve-Out Date), files with the competent Italian Tax Governmental Entity another application requesting the issuance of the Tax

Certificate in relation to the transfer of the Italian Business (the “Updated Tax Certificate”) and shall give evidence of such filing to the Purchaser within 2 Business Days following the filing.
3.7    The Seller shall cause – for the purposes of the Appraisal, the Capital Increase and the Contribution of the Italian Business – new versions of the Italian Business Reference Balance Sheet and of the Appraisal to be prepared, updated as of 31 December 2020 or a later date, and procure the shareholders’ meeting of NewCo to be held prior to the Contribution of the Italian Business to confirm, to the extent necessary, the approval of the Capital Increase on the basis of the updated Italian Business Reference Balance Sheet and Appraisal as of 31 December 2020 or such later date.
3.8    The Seller and the Purchaser acknowledge and agree that the Seller shall submit to the Purchaser the corporate resolutions and additional/ancillary documentation of NewCo needed for the approval, adoption or implementation of the Capital Increase and the Contribution of the Italian Business, and the Seller shall take into consideration any reasonable comments timely submitted by the Purchaser for the definition and finalisation of any such documents and corporate resolutions and additional documentation in light of the objectives and principles of this Agreement.
(B)    Italian Transferred Assets
3.9    The Italian Business to be contributed to NewCo shall include the following rights and assets relating to the Italian Business that are owned, held by, or owed to, SGI (the “Italian Transferred Assets”) at the Italian Business Carve-Out Date:
(a)    the benefit (subject to the burden) of the Transferred Contracts;
(b)    cash in hand or at the bank for the amount of the higher of EUR 100,000 and such amount as SGI shall reasonably determine as necessary for purposes of NewCo’s operation through the Completion Date;
(c)    the Transferred Goodwill;
(d)    the Transferred Information and Records;
(e)    the Transferred Inventory;
(f)    subject to and in accordance with clause 15, the Italian Transferred IP;
(g)    the Transferred Plant and Machinery;
(h)    the Transferred Receivables;
(i)    the Transferred Owned Properties;
(j)    the subsidized loan agreement dated 5 July 2019 entered into by and between SGI and Mediocredito Italiano s.p.a. and Cassa Depositi e Prestiti s.p.a. for the aggregate amount of Euro 3,797,132.70 (the “Subsidized Loan Agreement”);
(k)    subject to and in accordance with clause 19, the Transferred Authorisations;

(l)    subject to clause 3.10 (except for letter (n) therein), any other right or asset (including IT Systems) exclusively related to the Business;
(m)    deferred Tax assets and liabilities associated with the Italian Transferred Assets.
3.10    The Italian Transferred Assets shall not include the following rights and assets that are owned or held by or owed to SGI (the “Italian Excluded Assets”):
(a)    except as set forth in clause 3.9(b), cash in hand or at the bank;
(b)    all deferred Tax assets (except those pertaining to the Italian Transferred Assets), Tax losses, Tax loss carry-forwards, Tax refunds and Tax credits with respect to any and all Taxes;
(c)    all real estate other than the Transferred Properties;
(d)    all Shared Contracts;
(e)    any rights arising out of or in connection with any insurance policy held by any member of the Seller Group, including those relating to the Italian Business, the Italian Transferred Assets or the Italian Assumed Liabilities;
(f)    the Excluded Contracts;
(g)    any Receivables other than the Transferred Receivables;
(h)    the Excluded IP;
(i)    the Excluded Claims;
(j)    the Excluded Information and Records;
(k)    all assets, properties and rights that are used in providing the Overhead and Shared Services;
(l)    all assets, properties and rights that are used or held for use in the business of SGI other than the Business;
(m)    all stock and equity interests owned by SGI (without prejudice to the transfer of the Transferred Shares pursuant to clause 2(A)); and
(n)    any other right or asset except as set out in clause 3.9.
(C)    Italian Employees
3.11    The Employees included in the Italian Business to be contributed to NewCo shall be exclusively the Transferred Employees employed by SGI (the “Italian Transferred Employees”).

(D)    Italian Assumed Liabilities
3.12    The Italian Business to be contributed to NewCo shall include, and NewCo shall assume, and pay, discharge and perform when due the following obligations and liabilities (the “Italian Assumed Liabilities”):
(a)    all Assumed Payables owed by SGI;
(b)    all Assumed Employee Liabilities owed by SGI in respect of the Transferred Employees listed in tab 2 of Attachment 7 (Employee Lists);
(c)    all liabilities and obligations arising under or relating to the Transferred Contracts to which SGI is a party;
(d)    unless otherwise provided in this Agreement, all other obligations and liabilities to the extent relating to the Italian Business or the Italian Transferred Assets to be performed or discharged prior to, at or after the Italian Business Carve-Out Date.
After Completion, the Purchaser shall indemnify and hold harmless the Seller Group in respect of the Italian Assumed Liabilities.
3.13    The Italian Assumed Liabilities shall not include (to the extent permitted by Applicable Law) the following obligations and liabilities (the “Italian Excluded Liabilities”):
(a)    the Excluded Employee Liabilities owed by SGI;
(b)    any Tax liabilities of SGI, even if attributable to the Italian Business, which are related to any period for Taxation purposes, or any part of any period for Taxation purposes, ending on or prior to the Italian Business CarveOut Date (including any such liabilities referred to in the First Tax Certificate or in the Updated Tax Certificate related to any period, or any part of any period, ending on or prior to the Italian Business Carve-Out Date);
(c)    all liabilities arising from loans granted in favour of, or financial indebtedness assumed by, SGI and the related guarantees, comfort letters or other forms of security (for the avoidance of doubt, other than as relates to the Subsidized Loan Agreement);
(d)    any liability related to proceedings and litigation pending at the Italian Business Carve-Out Date in relation to the operation of the Italian Business up to the Italian Business Carve-Out Date, including any pending proceedings and litigation referred to in the Disclosure Letter (the “Italian Excluded Proceedings” and, together with the Local Excluded Proceedings, the “Excluded Proceedings”);
(e)    any liability related to the employment of any Employee employed by SGI and who is not an Italian Transferred Employee;
(f)    any Payables other than to the extent they are Assumed Payables;

(g)    any liability to the extent relating to an Italian Excluded Asset; and
(h)    any liability expressly reserved to SGI or specifically excluded under this Agreement.
3.14    The Seller shall indemnify and hold harmless the Purchaser Group in respect of the Italian Excluded Liabilities, including in respect of any Italian Excluded Liabilities assumed pursuant to any Applicable Law but excluding any Liability for Tax (without prejudice to the application of the Tax Warranties and Schedule 9 (Tax Covenant) to the extent that they apply to any such Liability for Tax).
(E)    Interim Intra-Group Contracts
3.15    In the context of the Italian Business Carve-Out, notwithstanding paragraph 7(H) of Schedule 2 (Pre-Completion Restrictions) and without prejudice to clause 12(C), the Seller may cause NewCo, on the one hand, and SGI or other members of the Seller Group, on the other hand, to enter into such agreements or transactions as may be necessary or appropriate for NewCo to operate from the Italian Business Carve-Out Date to the Completion Date, it being understood that the Seller shall indemnify and hold harmless each member of the Purchaser Group against any losses or damages suffered or incurred in connection with such agreements or transactions.
(F)    LNSM HV Service Business Carve-Out
3.16    By 24 May 2021 (inclusive), the Seller shall cause LNSM to execute a contribution deed with NewCo to contribute to NewCo the LNSM HV Service Business (the “LNSM HV Service Business Carve-Out”), it being understood that the LNSM HV Business Carve-Out shall take effect at any point in time selected by the Seller but in any case (i) not earlier than May 31, 2021 and (ii) prior to or at 00:01 a.m. Central European Time on June 1, 2021. Clause 3(A) (as set out in the Original SAPA) shall apply to the LNSM HV Service Business Carve-Out mutatis mutandis and the Seller shall cause all actions and procedures contemplated therein to be duly performed and carried-out, in accordance with Applicable Law, for the purposes of the LNSM HV Service Business Carve-Out.
3.17    The “LNSM HV Service Business”:
(a)    subject to clause 3.17(b), shall be comprised of (i) the LNSM HV Service Employees, (ii) all IT equipment and infrastructure currently owned by LNSM at the Saluggia Campus (including optic fiber, switch, work station, servers, non-personal devices) and all related IT agreements (the “LNSM HV Service Transferred Assets”) and (iii) all Assumed Employee Liabilities owed by LNSM in respect of the LNSM HV Service Employees and all other obligations and liabilities to the extent relating to the LNSM HV Service Transferred Assets to be performed or discharged prior to, at or after the completion of the transfer of the LNSM HV Service Business (all obligations and liabilities set out in this clause (iii), the “LNSM HV Service Assumed Liabilities”); and
(b)    shall not include (i) any Employees other than the LNSM HV Service Employees and, for the avoidance of doubt, if any LNSM Non-HV Employee is found to have transferred to NewCo by operation of Applicable Law as a result of the LNSM HV Service Business Carve-Out, clause 14.6 shall apply, (ii) the equipment currently owned by LNSM and related to the Saluggia Campus facility management, and any other right or asset other than the LNSM HV Service Transferred Assets (all rights and assets set out in this clause (ii), the “LNSM HV Service Excluded Assets”) and (iii) any obligations and liabilities other than the LNSM HV Service Assumed Liabilities (the “LNSM HV Service Excluded Liabilities”).
3.18    After Completion, the Purchaser shall indemnify and hold harmless the Seller Group in respect of the LNSM HV Service Assumed Liabilities.
3.19    The Seller shall indemnify and hold harmless the Purchaser Group in respect of the LNSM HV Service Excluded Liabilities, including in respect of any LNSM HV Service Excluded Liabilities assumed pursuant to Applicable Law, but excluding any Liability for Tax (without prejudice to the application of the Tax Warranties and Schedule 9 (Tax Covenant) to the extent that they apply to any such Liability for Tax).
4.    Reverse Carve-Outs
(A)    LNSM Reverse Carve-Out
4.1    Unless the LNSM Rights and Obligations are earlier terminated in accordance with clause 9(E), after the Completion Date and no later than forty (40) Business Days prior to the LNSM Long Stop Date, the Seller shall cause LNSM to (a) transfer (by sale, contribution or otherwise) to SGI or another member of the Seller Group the LNSM Non-HV Business and (b) if the transfer is effected by means of a contribution, sell to members of the Seller Group any equity interest received as consideration for such contribution (the “LNSM Reverse Carve-Out”).
4.2    In respect of the LNSM Reverse Carve-Out:
(a)    to the extent required by Applicable Law, the Seller shall cause LNSM to conduct the LNSM Consultation Procedure; and
(b)    where employment contracts or employment relationships of LNSM Non-HV Employees do not transfer automatically by operation of Applicable Law, the Seller shall ensure that a member of the Seller Group makes an offer of employment to the relevant LNSM Non-HV Employees to take effect prior to the LNSM Completion. Clause 14.2(a) and 14.2(c) shall apply to such offers mutatis mutandis.
4.3    Subject to the LNSM Completion having occurred, clauses 14.2, 14.5 and 14.6 shall apply to the LNSM Reverse Carve-Out mutatis mutandis, but with references to the Purchaser read as the relevant member of the Seller Group, references to the Purchaser Group read as the Seller Group, references to the Seller read as LNSM, references to the Seller Group read as the Purchaser Group, and references to the Transferred Employees read as the LNSM Non-HV Employees.

(B)    LN Canada Reverse Carve-Out
4.4    By May 24, 2021 (inclusive), the Seller shall (as described in greater detail in Attachment 3 (Step Plan)):
(a)    cause LN Canada to enter into agreements to sell to members of the Seller Group (the “Canadian NewCo(s)”), and cause the Canadian NewCo(s) to enter into agreements to purchase from LN Canada, the LN Canada Non-HV Business and assume the liabilities included therein (effective, at the Seller’s option, as of the last calendar day of the relevant month);
(b)    cause LN Canada to use all of the cash proceeds of the sale of the LN Canada Non-HV Business and the funds from LN Canada Cash Pooling Advances to repay a portion of the debt owed to the Seller under the LN Canada Note;
(c)    enter into agreements to contribute to LN Canada the amount required to repay the balance of the LN Canada Note, and cause LN Canada to repay the balance of the LN Canada Note, it being understood that each of the above transactions shall take effect at any point in time selected by the Seller but in any case prior to the Completion.
4.5    All of the payments contemplated above may be made by means of letters of directions (including appropriate set-off provisions) rather than actual cash movements. All of the transactions and activities set forth in this clause 4(B), as described in greater detail in Attachment 3 (Step Plan), are collectively referred to as the “LN Canada Reverse Carve-Out” (together with the LNSM Reverse Carve-Out, the “Reverse Carve-Outs”).
(C)    General
4.6    With respect to the Reverse Carve-Outs:
(a)    the Seller shall submit to the Purchaser the corporate resolutions and any additional/ancillary documentation of LNSM and LN Canada, as well as any agreement or deed needed or requested for the approval, adoption or implementation of the Reverse Carve-Outs, and the Seller shall take into consideration any reasonable comments timely submitted by the Purchaser for the definition and finalisation of any such documents and corporate resolutions and additional documentation in light of the objectives and principles of this Agreement;
(b)    without prejudice to clause 4.6(a) above, the Seller shall indemnify and hold harmless the Purchaser Group in respect of:
(i)    any loss suffered or incurred by the Purchaser Group in relation to or as a result of the Reverse Carve-Outs, including in respect of the failure to achieve the transfer of the LNSM Non-HV Employees either automatically by operation of Applicable Law or on a voluntary basis (subject to the specific provisions to be applied pursuant to clause 4.3) but excluding any Liability for Tax suffered or incurred in relation to or as a result of the Reverse Carve-Outs (but without prejudice to the application of the Tax Warranties and Schedule 9 (Tax Covenant) to the extent that they apply to any such Liability for Tax); and
(ii)    any liabilities or obligations to the extent relating to the LNSM Non-HV Business and/or the LN Canada Non-HV Business remaining to be performed by any member of the Purchaser Group after the Applicable Completion.
5.    Conditions to Completion
(A)    Conditions
5.1    Completion is in all respects conditional upon the following matters:
(a)    the Golden Power Clearance having been obtained (the “Golden Power Condition”);
(b)    the Investment Canada Act Clearance having been obtained (the “Investment Canada Act Condition”);
(c)    the Antitrust Clearance having been obtained (the “Antitrust Condition” and, together with the Golden Power Condition and the Investment Canada Act Condition, the “Regulatory Condition”);
(d)    the LN Canada Reverse Carve-Out having been completed and being effective in accordance with clause 4;
(e)    the Italian Business Carve-Out and the LNSM HV Service Business Carve-Out having been completed and being effective in accordance with clause 3;
(f)    no Governmental Order being in effect preventing the consummation of the sale and purchase of the LN Canada Shares or the NewCo Shares;
(g)    except as Disclosed and except (other than in relation to the LNSM HV Service Business) to the extent relating to LNSM, each of the Warranties being true and correct as of December 2, 2020 and as of the Completion Date (in each case except for any such Warranty that is specifically given as of a particular date, which shall be true and correct as of such date), except where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect;
(h)    each of the warranties given by the Purchaser in clause 21 being true and correct in all material respects as of December 2, 2020 and as of the Completion Date (in each case except for any such warranty that is specifically given as of a particular date, which shall be true and correct as of such date);
(i)    the Seller having complied in all material respects with its obligations under clause 11(A), clause 11.11 and clause 12.8, in each case except (other than in relation to the LNSM HV Service Business) to the extent relating to LNSM;

(j)    the Purchaser having complied in all material respects with its obligations hereunder to be performed prior to Completion;
(k)    no Material Adverse Effect having occurred since December 2, 2020 and being continuing,
(together, the “Completion Conditions”).
5.2    No Completion Condition may be waived, in whole or in part, without the prior written consent of the Seller and the Purchaser, except for (a) the Completion Conditions in clauses 5.1(g), 5.1(i) and 5.1(k), which are provided in the sole and exclusive interest of the Purchaser and may be unilaterally waived, in whole or in part, in writing solely by the Purchaser and (b) the Completion Conditions in clauses 5.1(h) and 5.1(j), which are provided in the sole and exclusive interest of the Seller and may be unilaterally waived, in whole or in part, in writing solely by the Seller.
(B)    Obligations of the Parties Relating to the Regulatory Condition
5.3    The Purchaser shall take all steps necessary for the satisfaction of the Regulatory Condition as soon as possible after the date of this Agreement and in any event prior to the Long Stop Date, including by complying with its obligations pursuant to clauses 5.10 and 5.11). This shall include the Purchaser taking all steps necessary (including making filings and notifications and publishing announcements and documents within the periods required or otherwise legally allowed as well as complying with any requests for information) to obtain the consents, approvals or actions required in order to satisfy the Regulatory Condition.
5.4    Without prejudice to the generality of clause 5.3 and to clause 5.5, the Purchaser, to the extent not submitted previously, shall submit all filings required in connection with the Regulatory Condition (containing all information required in order to satisfy the Regulatory Condition) to the relevant Governmental Entity within 10 Business Days of the date of this Agreement, subject to the Seller having made available to the Purchaser all information and data reasonably needed to prepare the above-mentioned filings with reference to the Business.
5.5    With respect to the Golden Power Clearance:
(a)    the parties acknowledge that, in addition to the notification – under article 2, paragraph 5, of Decree-Law No. 21 of March 15, 2012 and article 4-bis, paragraph 3, of Decree-Law No. 105 of September 21, 2019 – by the Purchasing Entity which will acquire the NewCo Shares (the “NewCo Purchaser”), each of the Seller, as ultimate shareholder of SGI and NewCo, as well as SGI, in its capacity as contributor of the Italian Business to NewCo and then seller of the NewCo Shares, is also required to notify its respective corporate resolution(s) approving such transactions to the Italian Government, under article 2, paragraph 2, of Decree-Law No. 21 of March 15, 2012 and article 4-bis, paragraph 3-bis, letter a), of Decree-Law No. 105 of September 21, 2019;

(b)    the parties have made a joint notification by the NewCo Purchaser, on the one hand, and the Seller and SGI, on the other hand, within ten (10) calendar days of the earlier of (i) the date hereof and (ii) the date of the Seller’s corporate resolution approving the transactions hereunder; and
(c)    each party shall be exclusively responsible for the respective contents of the joint notification unless these have been expressly agreed between the parties and each party shall indemnify and hold harmless the other party and its Group from and against any and all losses arising out of or resulting from any omission committed or inaccurate or false information or document provided to such latter party or included in the notification, or however in connection with the notification’s respective sections of which each party is respectively responsible, as part of such joint notification.
5.6    The Purchaser and the Seller shall not (and shall procure, respectively, that no member of the Purchaser Group and the Seller Group shall) take any action, enter into any transaction, or enter into any agreement to effect any transaction (including any merger or acquisition), that might reasonably be expected to make it more difficult, or to increase the time required, to satisfy the Regulatory Condition.
5.7    In addition to the undertakings under clause 5.5 above, the Seller shall cooperate with the reasonable requests of, and provide all reasonable assistance to, the Purchaser in the preparation of any filing, notification, announcement or document required to be filed or published in connection with the Regulatory Condition.
5.8    In addition, each party shall:
(a)    notify the other party, and provide copies to the other party, of any communications (whether written or oral) from any Governmental Entity in relation to obtaining any consent, approval or action required in order to satisfy the Regulatory Condition;
(b)    provide the other party with draft copies of all submissions and material communications intended to be sent to Governmental Entities at such time as will allow the other party a reasonable opportunity to provide comments on them before they are submitted or sent, agree such submissions and communications with the other party before they are submitted or sent, and provide the other party with copies of all such submissions and communications in the form submitted or sent;
(c)    so far as practicable, give the other party reasonable notice of, and reasonable opportunity to participate in, all meetings and calls with any Governmental Entity; and
(d)    notify the other party promptly on becoming aware that any of the consents or approvals specified in relation to the Regulatory Condition have been obtained.
5.9    Any information to be provided by a party orally or in writing (a “Disclosing Party” for the purposes of this clause 5.9) to the other party (a “Receiving Party” for the purposes of this clause 5.9) under any provision of this clause 5.9 which is materially competitively or commercially sensitive to the Disclosing Party’s existing business may be supplied to the outside counsel nominated by the Receiving Party (the “Receiving Party’s Outside Counsel”) on a “counsel to counsel” basis rather than to the Receiving Party. All such written information shall be designated in writing to the Receiving Party’s Outside Counsel as being transmitted on a “counsel to counsel” basis and all such verbal information shall be confirmed in writing to the Receiving Party’s Outside Counsel as having been transmitted on a “counsel to counsel” basis.
5.10    If it becomes reasonably apparent to the Purchaser (who shall promptly inform the Seller of this fact) or the Seller (who shall promptly inform the Purchaser of this fact) that a Governmental Entity:
(a)    intends or threatens to open an in-depth, “Phase II” or analogous investigation into the Transaction or to bring suit before any court or tribunal to enjoin the Transaction; or
(b)    will only approve the Transaction subject to any undertakings, commitments, divestments, conditions, obligations, measures, undertakings and/or modifications, consents decrees, settlements or analogous procedures (each a “Commitment”), the Purchaser shall promptly, and in any event within the relevant time limits for doing so, offer, accept and agree to any such Commitments as may be necessary so as to enable the satisfaction of the Regulatory Condition; provided that the Purchaser shall not be permitted to make any Commitment on behalf of any member of the Seller Group or any Commitment that would apply prior to the Applicable Completion. Without prejudice to the generality of the Purchaser’s obligations under clause 5.8, the Purchaser shall keep the Seller promptly updated in relation to the matters referred to in this clause 5.10.
5.11    Notwithstanding the Purchaser's obligations in clause 5.10, if a Governmental Entity should open an in-depth, “Phase II” or analogous investigation into the Transaction or enjoins the Transactions or brings suit before any court or tribunal to enjoin the Transaction, the Purchaser shall offer, accept and agree to any such Commitments and take any such actions (including contesting, challenging or appealing any decision, order or resolution of the applicable Governmental Entity) as may be necessary so as to enable the satisfaction of the Regulatory Condition and to effect Completion as quickly as possible and in any event prior to the Long Stop Date. Without prejudice to the generality of the Purchaser’s obligations under clause 5.8, the Purchaser shall keep the Seller promptly updated in relation to the matters referred to in this clause 5.11.
5.12    Notwithstanding clauses 5.10 and 5.11, nothing in this Agreement shall require the Purchaser to offer, accept or agree to any Commitments that would reasonably be expected to: (i) have a Material Adverse Effect; (ii) have a material adverse effect on the benefits that the Purchaser anticipates to derive from the Transaction; or (iii) require the Sponsors to increase the equity commitments in excess of the amount set forth in the Equity Commitment Letter.

5.13    For the avoidance of doubt, the Seller and the other members of the Seller Group shall not be required to offer or agree to any commitment, undertaking or condition to procure the fulfilment of the Regulatory Condition.
(C)    Termination
5.14    Either party may terminate this Agreement by notice to the other party if Completion has not occurred by the Long Stop Date or at any time if the Regulatory Condition has become incapable of being fulfilled, provided that a party may not terminate this Agreement if the failure of Completion to occur by the Long Stop Date or the Regulatory Condition having become incapable of being fulfilled is primarily attributable to a breach of this Agreement by such party.
5.15    The Purchaser may terminate this Agreement if there is a failure of any of the Warranties to be true and correct or a breach by the Seller of its obligations under clause 11(A), in either case, where such failure to be true and correct or such breach (a) would give rise to the failure of a condition set forth in clause 5.1 to be satisfied and (b) shall not have been cured prior to the earlier of (x) twenty (20) Business Days (or, in the case of a failure to consummate the Completion when required, two (2) Business Days) after receipt of written notice of such failure to be true and correct or such breach and (y) the Long Stop Date; provided, however, that the Purchaser may not terminate this Agreement pursuant this clause 5.15 if the Purchaser is then in material breach of this Agreement.
5.16    The Seller may terminate this Agreement if there is a failure of any of the warranties given by the Purchaser in clause 21 to be true and correct or a breach by the Purchaser of its obligations under this Agreement, in either case, where such failure to be true and correct or such breach (a) would give rise to the failure of a condition set forth in clause 5.1 to be satisfied and (b) shall not have been cured prior to the earlier of (x) twenty (20) Business Days after receipt of written notice of such failure to be true and correct or such breach and (y) the Long Stop Date; provided, however, that the Seller may not terminate this Agreement pursuant this clause 5.16 if the Seller is then in material breach of this Agreement.
5.17    If this Agreement is terminated in accordance with this clause 5(C), all obligations of the parties under this Agreement shall end (except for the provisions of clause 32 (Announcements) and clause 33 (Confidentiality)), but (for the avoidance of doubt) all rights and liabilities of the parties (including for breaches of the provisions of this Agreement by the other party) which have accrued before termination shall continue to exist.
6.    Consideration
(A)    Completion Cash Payment and Completion Date Allocation
6.1    For purposes of determining the amount of cash to be paid by the Purchaser to the Seller at Completion (the “Completion Cash Payment”), at least five (5) Business Days prior to the Completion Date the Seller shall prepare and deliver to the Purchaser a written report (the “Completion Date Report”) setting forth in reasonable detail the Seller’s good-faith estimate of (a) Trade Working Capital as of the Calculation Date (“Estimated Trade Working Capital”) and (b) Net

Indebtedness as of the Calculation Date (“Estimated Net Indebtedness”). The Seller shall deliver to the Purchaser a draft of the Completion Date Report in reasonable advance of its due date and in any event not later than April 9, 2021 and shall consider in good faith any reasonable comments made by the Purchaser. The Seller shall not take or permit any member of the Seller Group to take any action between the Calculation Date and the Completion that would have resulted in a change to the amount of Trade Working Capital or Net Indebtedness as of the Calculation Date had such action been taken prior to or on the Calculation Date; provided that if a member of the Seller Group takes any such action, the Purchaser shall be entitled to include such amount in the Purchaser Adjustment Report, and if the Purchaser so includes such amount, the action relating to such amount shall be deemed to have been taken for purposes hereof prior to the Calculation Date.
6.2    The Completion Cash Payment shall be equal to the Base Purchase Price (a) plus the amount, if any, by which Estimated Trade Working Capital exceeds Target Trade Working Capital or minus the amount, if any, by which Target Trade Working Capital exceeds Estimated Trade Working Capital, (b) minus Estimated Net Indebtedness, (c) minus the Deferred Purchase Price, (d) minus the EUR equivalent of any amounts required to be paid by any Purchasing Entity to the Seller or any Selling Entity under any Local Transfer Documents entered into at Completion (including in accordance with clause 8.6). “Estimated Purchase Price” shall be equal to the sum of (i) the Completion Cash Payment, plus (ii) the Deferred Purchase Price, plus (iii) the amounts set forth under (d) above.
6.3    The Completion Date Report shall also set forth the Seller’s good-faith allocation (in respect of which the Seller shall consider any reasonable comments provided by the Purchaser) of the Estimated Purchase Price among (a) the NewCo Shares, (b) the LNSM Shares, (c) the LN Canada Shares and (d) each of the Local Businesses (including the Local Transferred IP) (the “Completion Date Allocation”), subject to review and adjustment after the Completion Date in accordance with clauses 6.6 and 6.7. The Completion Date Report shall also include an allocation of the whole of the Estimated Trade Working Capital. The parties agree that: (x) the difference between Estimated Trade Working Capital and Target Trade Working Capital shall be allocated using the same ratios as those used to allocate the whole Estimated Trade Working Capital; and (y) an amount at least equal to the Deferred Purchase Price shall be allocated to the LN Canada Shares and the LNSM Shares owned by the Seller.
(B)    Purchase Price
6.4    The aggregate consideration for the Transferred Shares and the Local Businesses (including the Local Transferred IP) (the “Purchase Price”) shall be the Estimated Purchase Price (as determined in accordance with clauses 6.1 and 6.2), (a) plus the Adjustment Amount, if the Adjustment Amount is a positive number, or (b) minus the Adjustment Amount, if the Adjustment Amount is a negative number.
(C)    Deferred Purchase Price
6.5    Subject to Completion having occurred, the Deferred Purchase Price shall be paid by the Purchaser to the Seller on December 30, 2022, by wire transfer of immediately available funds to such account as will be designated in writing by the Seller to the Purchaser.
(D)    Adjustment to the Purchase Price and the Allocation
6.6    As soon as reasonably practicable, and no later than ninety (90) days, following the Completion Date, the Purchaser shall deliver to the Seller a statement (the “Purchaser Adjustment Report”) setting forth in reasonable detail the Purchaser’s (a) good-faith calculation of (i) Trade Working Capital as of the Calculation Date and (ii) Net Indebtedness as of the Calculation Date and (b) good-faith allocation of the Purchase Price (as resulting from the adjustment to the Estimated Purchase Price on the basis of the amounts of Trade Working Capital and Net Indebtedness set forth in the Purchaser Adjustment Report) among (i) the NewCo Shares, (ii) the LNSM Shares, (iii) the LN Canada Shares and (iv) the Local Businesses (including the Local Transferred IP). If the Purchaser does not deliver to the Seller the Purchaser Adjustment Report within the above term, then the Purchaser shall be deemed to have irrevocably accepted the Completion Date Report (which shall then be deemed to be the “Final Adjustment Report”). Pending the term for delivery of the Purchaser Adjustment Report, the Seller shall make available to the Purchaser and its representatives reasonable access during normal business hours to all relevant personnel and representatives of the Seller Group operating (or having information on) the Deferred Local Businesses, books and records relating to the Deferred Local Businesses and other items reasonably requested by the Purchaser regarding the Deferred Local Businesses in connection with the Purchaser’s preparation of the Purchaser Adjustment Report.
6.7    The following procedures shall apply with respect to the review of the Purchaser Adjustment Report:
(a)    the Seller shall have a period of ninety (90) days after receipt by the Seller of the Purchaser Adjustment Report to review such Purchaser Adjustment Report (the “Review Period”). During the Review Period, the Purchaser shall make available to the Seller and its representatives reasonable access during normal business hours to all relevant personnel and representatives of the Purchaser, books and records relating to the Business and other items reasonably requested by the Seller in connection with the Seller’s review of the Purchaser Adjustment Report;
(b)    if the Seller does not deliver to the Purchaser a written statement describing any objections the Seller has to the Purchaser Adjustment Report (a “Notice of Disagreement”) on or before the final day of the Review Period, then the Seller shall be deemed to have irrevocably accepted such Purchaser Adjustment Report, and such Purchaser Adjustment Report shall be deemed to be the “Final Adjustment Report”. If the Seller delivers to the Purchaser a Notice of Disagreement on or before the final day of the Review Period, then the Purchaser and the Seller shall attempt to resolve in good faith the matters contained in the Notice of Disagreement within thirty (30) days after the Purchaser’s receipt of the Notice of Disagreement (the “Resolution Period”). If the Purchaser and the Seller reach a resolution with respect to such matters on or before the final day of the Resolution Period, then the Purchaser

Adjustment Report, as modified by such resolution, shall be deemed to be the “Final Adjustment Report”;
(c)    if such a resolution is not reached on or before the final day of the Resolution Period, then the Purchaser and the Seller shall promptly (and in any event no later than ten (10) Business Days after the last day of the Resolution Period) retain the Accounting Firm (including by executing a customary agreement with the Accounting Firm in connection with its engagement) and submit any unresolved objections (including as to allocation) covered by the Notice of Disagreement (the “Disputed Items”) to the Accounting Firm for resolution in accordance with this clause 6.7(c). The Accounting Firm will be instructed to (A) make a final determination on an expedited basis (and in any event within thirty (30) days after submission of the Disputed Items) with respect to each of the Disputed Items (and only the Disputed Items) that is within the range of the respective positions taken by each of the Purchaser and the Seller and (B) prepare and deliver to the Purchaser and the Seller a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to each Disputed Item (the “Accounting Firm’s Report”). During the ten (10) days after submission of the Disputed Items to the Accounting Firm, each of the Purchaser and the Seller may provide the Accounting Firm with a definitive statement in writing of its positions with respect to the Disputed Items (and only the Disputed Items). The Accounting Firm will be provided with reasonable access to the books and records of the Purchasing Entities, the Seller and the Selling Entities for purposes of making its final determination with respect to the Disputed Items, and the Purchaser and the Seller shall otherwise reasonably cooperate with the Accounting Firm in connection therewith. Each of the Purchaser and the Seller agrees that (1) the Accounting Firm’s determination with respect to each Disputed Item as reflected in the Accounting Firm’s Report shall be deemed to be final, conclusive, binding and non-appealable, absent fraud or manifest error, (2) the Purchaser Adjustment Report, as modified by any changes thereto in accordance with the Accounting Firm’s Report, shall be deemed to be the “Final Adjustment Report” and (3) the procedures set forth in this clause 6.7 shall be the sole and exclusive remedy with respect to the final determination of the Final Adjustment Report. Trade Working Capital as of the Calculation Date as set forth in the Final Adjustment Report shall be deemed to be “Final Trade Working Capital” and Net Indebtedness as of the Calculation Date as set forth in the Final Adjustment Report shall be deemed to be “Final Net Indebtedness”;
(d)    each of the Purchaser and the Seller shall (A) pay its own respective costs and expenses incurred in connection with this clause 6.7 and (B) be responsible for the fees and expenses of the Accounting Firm on a pro rata basis based upon the degree to which the Accounting Firm has accepted the respective positions of the Purchaser and the Seller (which shall be determined by the Accounting Firm and set forth in the Accounting Firm’s Report);
(e)    “Final Allocation” shall mean the allocation of the Purchase Price as set forth in the Final Adjustment Report.

6.8    Within twenty (20) Business Days after the acceptance, deemed acceptance or determination of the Final Adjustment Report in accordance herewith (including by failure to timely deliver a Notice of Disagreement):
(a)    if the Adjustment Amount is a positive number, then the Purchaser shall pay an amount in cash equal to the Adjustment Amount to the Seller by wire transfer of immediately available funds to an account of the Seller designated in writing by the Seller to the Purchaser; or
(b)    if the Adjustment Amount is a negative number, then the Seller shall pay an amount in cash equal to the absolute value of the Adjustment Amount to the Purchaser by wire transfer of immediately available funds to an account of the Purchaser designated in writing by the Purchaser to the Seller.
6.9    For purposes hereof, “Adjustment Amount” means (A) Final Trade Working Capital minus Estimated Trade Working Capital, minus (B) Final Net Indebtedness minus Estimated Net Indebtedness (for the avoidance of doubt, the Adjustment Amount may be a negative number).
6.10    In preparing the Completion Date Report, the Purchaser Adjustment Report, the Final Adjustment Report and the Accounting Firm’s Report, the parties and the Accounting Firm shall apply the definitions set forth in this Agreement and the principles set forth in Schedule 8 (Calculation Principles) hereto and shall not give any effect to any subsequent event occurring after the date on which Completion takes effect in accordance with clause 7.
6.11    The amount allocated to the Chinese Business under the Completion Date Allocation (the “Chinese Estimated Price”) shall be deducted from the Completion Cash Payment and the portion of the adjustments under clauses 6.8 and 6.9 allocated to the Chinese Business under the Final Allocation shall not be paid pursuant to clause 6.8 and shall be applied to the Chinese Estimated Price to increase or reduce the amount to be paid at the relevant Deferred Completion.
(E)    Nature and Tax Treatment of the Purchase Price
6.12    All payments made by the Purchaser to the Seller or vice versa under this Agreement other than the Purchase Price shall, if and to the extent permitted by Applicable Law, be treated as an adjustment to the part of the Purchase Price payable by the Purchaser in accordance with this clause 6 and the Final Allocation for the particular Transferred Asset or category of Transferred Asset or the particular Transferred Shares to which the payment relates. If the payment relates to more than one Transferred Asset or category of Transferred Asset or if it relates to more than one Transferred Company’s Transferred Shares, it shall be allocated (if and to the extent permitted by Applicable Law) in a manner which reflects the effect of the matter giving rise to the payment on the Transferred Assets or categories of Transferred Asset or the Transferred Shares to which the payment relates, failing which it shall be allocated rateably to all relevant Transferred Assets or Transferred Shares.
6.13    The Purchaser and the Seller shall file (and shall cause the relevant members of the Seller Group or the Purchaser Group that are the sellers or purchasers of the

Transferred Assets and the Transferred Shares to file) their applicable Tax Returns in a manner that is consistent with the allocation of (and any subsequent adjustments to) the Purchase Price in accordance with this clause 6 and the Final Allocation. The parties shall notify each other if a Tax Authority disputes such allocation and shall cooperate in good faith to defend the allocation.
6.14    All payments made by or to the Seller or the Purchaser under this Agreement (including this clause 6) shall be made or received for itself and/or on behalf of the relevant members of the Seller Group or the Purchaser Group that are the sellers or purchasers of the Transferred Assets and the Transferred Shares, as appropriate (including as set out in the Final Allocation). Any payment made to the Seller or Purchaser in the capacity described in this clause shall be a good and valid discharge of the obligations of the relevant payer to pay the sum in question, and such payer shall not be concerned to see the application of the monies so paid.
6.15    The Seller agrees that the allocation of the Purchase Price as set out in this Agreement shall not in any way limit any remedies or any amount recoverable by the Purchaser or any member of the Purchaser Group hereunder.
(F)    Management of the Deferred Local Businesses After Completion
6.16    During the period from the Calculation Date through the relevant Deferred Completion Date (the “Deferred Business Interim Period”), the Seller shall cause each Deferred Local Business to be held for the Purchaser’s benefit and account and to be managed and operated by the Seller Group in accordance with the reasonable directions of the Purchaser. In particular: (a) any Positive Cash shall be paid over to the Purchaser by the Seller; and (b) the Purchaser shall reimburse the Seller or the relevant member of the Seller Group for any Negative Cash, as set forth below under clauses 6.21 and 6.22.
6.17    During the Deferred Business Interim Period, the Seller shall cause each Deferred Local Business to be operated in accordance with clause 11(A) (including sections 7(H) and 7(I) under Schedule 2 (Pre-Completion Restrictions)) and with Applicable Laws.
6.18    The parties shall use all reasonable endeavours to negotiate and enter into mutually satisfactory distribution arrangements governing the distribution of the Products through the Deferred Local Business during the Deferred Business Interim Period.
6.19    Except to the extent relating to or arising out of a breach of the provisions of this Agreement by the Seller or by gross negligence, fraud or wilful misconduct by a member of the Seller Group, the Purchaser will indemnify and hold harmless the Seller Group from and against any and all losses and costs incurred or suffered by the Seller Group as a result of the Seller Group complying with the directions issued by the Purchaser pursuant to clause 6.16 above in relation to the management and operation of any Deferred Local Business post-Completion, to the extent that such losses and costs are not subject to compensation pursuant to clauses 6.21 and 6.22.
6.20    To the extent allowed under Applicable Law, the parties intend for the Deferred Local Businesses to be consolidated into the financial statements of the Purchaser as if the transfer of the Deferred Local Businesses and the assets and liabilities included therein had occurred at Completion and as of the Completion Date in accordance with and subject to the terms of this Agreement.
6.21    No later than thirty (30) days after (a) the later of (x) each Deferred Completion Date, or (y) the date on which such Deferred Completion has taken effect according to clause 10.3 or (b) the date on which the parties obligations in respect of any Deferred Local Business are terminated pursuant to clause 10.4, the Seller shall deliver to the Purchaser a statement (the “Deferred Completion Seller Report”) setting forth in reasonable detail the Seller’s good faith calculation of the Free Cash Flow for the relevant Deferred Local Businesses transferred on such Deferred Completion Date or terminated, as the case may be. The procedure set forth in clause 6.7 shall apply to the review by the Purchaser of each Deferred Completion Seller Report, it being understood that: (i) any reference to the Seller under clause 6.7 shall be construed as a reference to the Purchaser, and vice-versa; (ii) each Deferred Completion Seller Report, as modified pursuant to the parties’ resolution or by any changes thereto in accordance with the Accounting Firm’s Report, shall be deemed to be the “Final Deferred Completion Report”; and (iii) the Seller shall make available to the Purchaser such reasonable documentation as the Purchaser shall reasonably require to review the Deferred Completion Seller Report.
6.22    Within twenty (20) Business Days after the determination of each Final Deferred Completion Report in accordance with clause 6.21 above:
(a)    if the aggregate Free Cash Flow for the relevant transferred or terminated Deferred Local Businesses, as reflected in the relevant Final Deferred Completion Report, is a positive number, then the Seller shall pay to the Purchaser an amount in cash equal to such positive Free Cash Flow by wire transfer of immediately available funds to an account of the Purchaser designated in writing by the Purchaser to the Seller; or
(b)    if the aggregate Free Cash Flow for the relevant transferred or terminated Deferred Local Businesses, as reflected in the relevant Final Deferred Completion Report, is a negative number, then the Purchaser shall pay to the Seller an amount in cash equal to such negative Free Cash Flow by wire transfer of immediately available funds to an account of the Seller designated in writing by the Seller to the Purchaser.
7.    Completion
7.1    Completion shall take place on the Completion Date. At Completion, the Seller and the Purchaser shall do those things listed in Schedule 3 (Completion Arrangements).
8.    Transfer of the Local Businesses
(A)    General
8.1    The transfer of each Local Business, including the sale and purchase of the relevant Local Transferred Assets, the transfer or commencement of employment of the relevant Local Transferred Employees and the assumption of the relevant Local Assumed Liabilities (each a “Local Business Transfer”) shall take place by means of such agreements, transfers, assignments, conveyances and other documents (the “Local Transfer Documents”) as may be required pursuant to Applicable Law to implement or evidence the abovementioned transactions or as may be appropriate or desirable for Tax or other purposes. The Local Transfer Documents shall be prepared in good faith by the parties on terms wholly consistent with this Agreement and reasonably satisfactory to the parties.
(B)    Local Business Transfer Conditions
8.2    Completion of each Local Business Transfer shall be conditional upon:
(a)    completion of any Local Consultation Procedure with respect to the relevant Local Transferred Employees (the “Local Consultation Condition”);
(b)    all competition or other regulatory waiting periods (and any extensions thereof) preventing the parties from consummating the relevant Local Business Transfer under any Applicable Law having expired, or having been waived or otherwise terminated, and all approvals and non-oppositions by any required competition authority or other Governmental Entity in relation to the relevant Local Business Transfer (including the French FDI Clearance with respect to the Local Business in France, the Japanese FDI Clearance with respect to the Local Business in Japan and the Austrian FDI Clearance with respect to the Local Business in Austria) having been obtained (the “Local Regulatory Condition”);
(c)    no Governmental Order being in effect preventing the consummation of the relevant Local Business Transfer,
(for each Local Business, the “Local Business Transfer Conditions”).
8.3    As soon as reasonably practicable after the date of this Agreement, the Seller and the Purchaser shall use all reasonable efforts to fulfil the Local Consultation Condition, it being understood that the members of the Seller Group shall not be required to offer or agree to any commitment, undertaking or condition to procure such fulfilment.
8.4    Clauses 5.3, 5.4 and 5.6 to 5.13 shall govern the obligations of the parties in respect of the Local Regulatory Conditions mutatis mutandis.
8.5    At the date hereof the Parties agree and acknowledge that no Local Business will be transferred at Completion and, therefore, each Local Business shall qualify as a Deferred Local Business and the transfer of each Deferred Local Business shall take place at the relevant Deferred Completion as set forth in Schedule 3-bis (Deferred Completion Arrangements), except for:
(a)    the Local Businesses based in Switzerland, Norway, Sweden and Austria which: (i) subject to the satisfaction or waiver of the applicable Local Business Transfer Conditions at least five (5) Business Days in advance of the Completion Date, will be transferred at Completion (and the transfer of each of such Local Businesses shall take place at Completion Date as set forth in Schedule 3-bis (Deferred Completion Arrangements), mutatis mutandis) and (ii) in case any of the applicable Local Business Transfer Conditions is not satisfied ot waived at least five (5) Business Days in advance of the Completion Date, will be transferred at the relevant Deferred Completion pursuant to clause 10.1;
(b)    the Local Businesses based in Finland, Poland, Chile and Brazil, in relation to which: (i) subject to the satisfaction or waiver of the applicable Local Business Transfer Conditions at least five (5) Business Days in advance of the Completion Date, the Parties shall use their reasonable best efforts to procure the relevant transfer to be held at Completion (and, in such a case, the transfer of each of such Local Businesses shall take place at Completion Date as set forth in Schedule 3-bis (Deferred Completion Arrangements), mutatis mutandis) and (ii) in case any of the applicable Local Business Transfer Conditions is not satisfied ot waived at least five (5) Business Days in advance of the Completion Date, or, for any other reason, the relevant transfer is not held at Completion, clause 10.1 shall apply.
(C)    Payment of the Price for each Local Business
8.6    To the extent that, under Applicable Law, the payment of consideration by the relevant Purchasing Entity to the relevant Selling Entity is required to effect a Local Business Transfer, such consideration shall be provided, in the amount required under Applicable Law, in the relevant Local Transfer Documents and paid to the relevant Selling Entity by the relevant Purchasing Entity, it being understood that, should said payment of consideration by the relevant Purchasing Entity to the relevant Selling Entity be required: (i) to the extent not otherwise required under Applicable Law, the relevant Local Transfer Documents shall provide for a fix consideration; (ii) the Seller shall refund such amount (including any adjustment amount paid by the relevant Purchasing Entity to the relevant Selling Entity if required under Applicable Law as set out in item (i) above) to the Purchaser not later than the third Business Day after receipt of the local payment by the relevant Selling Entity (except for the payment at the relevant Deferred Completion of the Chinese Purchase Price or the Estimated Chinese Purchase Price, as the case may be, which shall be paid only locally by the relevant Purchasing Entity to the relevant Selling Entity as provided for under clause 10.5); and (iii) for the avoidance of doubt, any amount to be paid to the Purchaser or the Seller pursuant to clause 6(F) as specifically set forth under clauses 6.21 and 6.22 shall be paid and received between the Parties of this Agreement and shall not be paid locally among the relevant Purchasing Entity and the relevant Selling Entity.
(D)    Transfer of Local Transferred Assets and Local Transferred Employees directly to local distributors
8.7    Without prejudice to clause 24 below, the Seller acknowledges and agrees that:
(a)    the Purchaser Group in Austria, Sweden, Norway, Switzerland, Chile, Colombia, Brazil, Finland, Poland, Hong Kong, Singapore, India, Malaysia and Thailand, will not be directly engaged in sale, marketing or distribution activities of the products of the Business and therefore the Purchaser will not establish a new legal entity to act as its local Designated Purchaser, provided that in such countries the Purchaser Group will rely on local distributors to locally operate said activities (respectively, the “Local Distributors” and the “Direct-to-distributor Countries”);
(b)    with reference to the Direct-to-distributor Countries and the relevant Local Business, the Purchaser shall be entitled to elect to have the relevant Local Distributor (rather than a member of the Purchaser Group or together with a Purchaser Group member) acquire (the entire or a portion of) the Local Business (including the purchase of the Local Transferred Assets, the assumption of the Local Assumed Liabilities and the employment of the Local Transferred Employees), it being understood that, in any case, the Purchaser shall cause the entire relevant Local Business to be acquired (either entirely by the Local Distributor or in part by the Local Distributor and in part by a Purchaser Group member);
(c)    the Purchaser may not elect to transfer a portion of the Local Business to a Local Distributor and another portion to a member of the Purchaser Group (and therefore shall have the Local Business acquired in its entirety by either a Local Distributor or a member of the Purchaser Group) if such election would adversely affect the transfer by operation of law of the Local Transferred Employees or otherwise delay the Applicable Completion;
(d)    if the Purchaser makes the above election:
(i)    all Local Transferred Employees shall be transferred entirely either to the Local Distributor or a member of the Purchaser Group;
(ii)    the Purchaser shall procure that the Local Distributors identified by the Purchaser:
(A)    shall, instead of the Purchaser or a member of the Purchaser Group: (1) where employment contracts or emplyment relationships do not transfer automatically by operation of Applicable Law, make offers of employment to the relevant Transferred Employees in compliance with clause 14.1(b) and clause 14.2 (it being understood that the recognition of prior years of service shall be negotiated based on best interest and most favourable terms for the Transferred Employees); or (2) where employment contracts or employment relationships transfer automatically by operation of Applicable Law, comply with clause 14.1(a) and clause 14.3; and
(B)    shall not for a period of 12 months from the Applicable Completion Date (the “Continuation Period”): (1) terminate the employment of any Transferred Employee other than summarily for gross misconduct or any similar grounds in accordance with Applicable Law; or (2) vary the terms and conditions of employment, bonus and incentive opportunities, or contractual benefits of any Transferred Employee, in each case in a way which is detrimental to any Transferred Employee;
(iii)    the Seller shall only be required to use its reasonable endeavours to cooperate with the Purchaser and the Local Distributors identified by the Purchaser for the purposes of the activities under point (ii), of the acquisition of the Local Business by the Local Distributor (alone or with a Purchase Group member) and of local business continuity;
(iv)    if in the Continuation Period a Local Distributor terminates the employment, or varies the terms and conditions of employment, bonus and incentive opportunities, or contractual benefits, of any Transferred Employee, in each case, in a way which results in such Transferred Employee suffering a loss or incurring a liability, the Purchaser shall compensate such Transferred Employee in cash or in kind to the full extent of any such loss or liability, to the extent not otherwise compensated by the Local Distributor;
(v)    the Local Distributors designated by the Purchaser to acquire any Local Business (or part thereof) under this clause 8(D) shall otherwise be deemed as Designated Purchasers and members of the Purchaser’s Group for all purposes under this Agreement.
9.    Transfer of LNSM
(A)    LNSM Completion Conditions
9.1    The LNSM Completion is in all respects conditional upon the following matters:
(a)    Completion having occurred;
(b)    (i) the amount of the obligations and liabilities to be incurred by LNSM in relation to the activities set out in paragraphs (a) to (d) of clause 22.1 (the “Hazardous Substances Activities”) having been determined by LNSM with the approval, to the extent required under Applicable Law, of the relevant Governmental Entities, and (ii) the Seller having delivered to the Purchaser the Hazardous Substances Quantified Liabilities Notice;
(c)    the Golden Power Clearance with respect to the LNSM Completion having been obtained (to the extent further approval is required under Applicable Law) and all competition or other regulatory waiting periods (and any extensions thereof) preventing the parties from consummating the LNSM Completion under any Applicable Law having expired, or having been waived or otherwise terminated, and all approvals and non-oppositions by any required competition authority or other Governmental Entity in relation to the LNSM Completion having been obtained;
(d)    the LNSM Reverse Carve-Out having been completed and being effective in accordance with clause 4(A);

(e)    the Seller having obtained, at no cost or expense to the Purchaser or LNSM, any required waivers and consents under the Term Loan Agreement and the ABL Agreement in connection with the consummation of all transactions provided under this Agreement, in each case in form and substance satisfactory to the Seller (the “Ares Consent Condition”);
(f)    no Governmental Order being in effect preventing the LNSM Completion;
(g)    to the extent relating to the Seller or LNSM (other than in respect of the LNSM HV Service Business), each of the Warranties (except as Disclosed) being true and correct as of the date of the Original SAPA and as of the LNSM Completion Date (in each case except for any such Warranty that is specifically given as of a particular date, which shall be true and correct as of such date), except where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect;
(h)    each of the warranties given by the Purchaser in clause 21 being true and correct in all material respects as of the date of the Original SAPA and as of the LNSM Completion Date (in each case except for any such warranty that is specifically given as of a particular date, which shall be true and correct as of such date);
(i)    to the extent relating to LNSM (other than in respect of the LNSM HV Service Business), the Seller having complied in all material respects with its obligations under clauses 11(A), 11.11, 12.8 and 22.3;
(j)    the Purchaser having complied in all material respects with its obligations hereunder to be performed prior to the LNSM Completion;
(k)    no Material Adverse Effect having occurred with respect to LNSM since the date of the Original SAPA and being continuing, together, the “LNSM Completion Conditions”.
9.2    No LNSM Completion Condition may be waived, in whole or in part, without the prior written consent of the Seller and the Purchaser, except for (a) LNSM Completion Conditions under clauses 9.1(g), 9.1(i) and 9.1(k), which are provided in the sole and exclusive interest of the Purchaser and may be unilaterally waived, in whole or in part, in writing solely by the Purchaser, (b) LNSM Completion Conditions under clauses 9.1(e), 9.1(h) and 9.1(j), which are provided in the sole and exclusive interest of the Seller and may be unilaterally waived, in whole or in part, in writing solely by the Seller; provided, however, that the LNSM Completion Condition under clause 9.1(b) may be unilaterally waived in writing solely by the Seller, in its sole discretion, if (x) all receivables of LNSM from members of the Seller Group have been settled in cash and (y) no distributions (including any distributions as set out in clause 9.8(d)) were made by LNSM from the date hereof through the LNSM Completion Date (it being understood that, in case the LNSM Completion Condition under clause 9.1(b) has been waived as specified above, the Seller shall cause LNSM not to perform any distributions, including any distributions as set out in clause 9.8(d), between the date of the waiver and the LNSM Completion Date).
(B)    LNSM Completion
9.3    The parties shall hold the LNSM Completion on the LNSM Completion Date.
9.4    At the LNSM Completion:
(a)    the Seller shall:
(i)    execute and cause SGI to execute, before the Notary, a deed effecting the transfer of the LNSM Shares to the relevant Purchasing Entity, pursuant to article 2470 of the Italian Civil Code, whereby the relevant parties shall acknowledge that the purchase price for the LNSM Shares has been already paid by the Purchaser pursuant to clause 6;
(ii)    deliver to the Purchaser written resignation and release letters from each of the directors of LNSM effective as of the LNSM Completion, including a full waiver of all claims they may have against LNSM, other than in respect of accrued and unpaid compensation in their capacity as directors;
(iii)    use all reasonable efforts to deliver to the Purchaser written resignation and release letters from the statutory auditor of LNSM effective as of the LNSM Completion, including a full waiver of all claims he may have against LNSM, other than in respect of accrued and unpaid compensation in his capacity as statutory auditor;
(iv)    execute or cause the execution of such other instruments and take or cause the taking of such other actions as may be necessary to effect the LNSM Completion;
(b)    the Purchaser shall:
(i)    execute or cause the relevant Purchasing Entity to execute, before the Notary, a deed effecting the transfer of the LNSM Shares to the relevant Purchasing Entity, pursuant to article 2470 of the Italian Civil Code, whereby the relevant parties shall acknowledge that the purchase price for the LNSM Shares has been already paid by the Purchaser pursuant to clause 6;
(ii)    deliver to each of the resigning directors and statutory auditor of LNSM hold harmless and release letters whereby it agrees (A) not to bring and to cause LNSM as member of the Purchaser Group not to bring any claim against such resigning directors and statutory auditor for any actions or activities carried out in connection with their offices, including pursuant to this Agreement, except for fraud and gross negligence and (B) to indemnify and hold them harmless against any losses arising in connection with such claims in case of breach of the covenant under point (A);

(iii)    execute or cause the execution of such other instruments and take or cause the taking of such other actions as may necessary to effect the LNSM Completion.
(C)    Locked Box
9.5    The Seller shall procure that there be no Leakage, other than to the extent constituting Permitted Leakage, between the Calculation Date and the LNSM Completion Date (such period, the “Transition Period”). On or before the fifth Business Day prior to the LNSM Completion Date, the Seller shall deliver to the Purchaser a statement setting forth any Leakage (other than to the extent constituting Permitted Leakage) that occurred during the Transition Period (the “Leakage Statement”). On the LNSM Completion Date, the Seller shall pay to the Purchaser the amount of Leakage set forth in such statement, other than to the extent constituting Permitted Leakage.
9.6    During the 6 months following the LNSM Completion Date, the Purchaser shall be entitled to notify the Seller, on one or more occasions, of any Leakage that occurred during the Transition Period and was not included in the Leakage Statement (other than to the extent constituting Permitted Leakage). In the event of a dispute between the Purchaser and the Seller as to the existence or amount of such Leakage, clause 6.7 shall apply, mutatis mutandis, and the Seller shall promptly pay to the Purchaser the final amount of Leakage (other than to the extent constituting Permitted Leakage) determined in accordance therewith, if any.
9.7    “Leakage” shall mean: (a) any distribution of dividends or reserves, or repayment of share capital, by LNSM to or for the benefit of members of the Seller Group; (b) any payment made, or asset transferred, by LNSM to or for the benefit of members of the Seller Group (other than LNSM); (c) any indebtedness or liability assumed or incurred or payment made by LNSM for the benefit of members of the Seller Group; (d) the waiver by LSNM of any amount owed to LNSM, or of any right of LNSM against, members of the Seller Group (or waived for the benefit of members of the Seller Group); (e) any commitment of LNSM to do any of the matters set out in clauses (a) to (d) above; and (f) any liability for Tax or for any amount in respect of Tax which is incurred or arises in respect of, as a result of, or otherwise in connection with, any of the matters set out in clauses (a) to (e) above and which has not been recovered by LNSM (including by way of credit or repayment) within the LNSM Completion Date (it being understood that paragraph 7 of Schedule 5 shall apply mutatis mutandis in relation to those amounts in respect of Tax which are recoverable but have not been recovered by LNSM as of the LNSM Completion Date).
9.8    “Permitted Leakage” shall mean:
(a)    the LNSM Reverse Carve-Out;
(b)    any action or transaction that would otherwise constitute Leakage, to the extent relating to the operation of the LNSM Non-HV Business, prior to the LNSM Reverse Carve-Out, either (x) in the ordinary course and consistent with the past practice of LNSM or (y) as otherwise permitted hereunder;

(c)    the creation of Encumbrances on the LNSM Shares (but not on any assets of LNSM), and LNSM joining intercompany subordination agreements, in any case in compliance with Applicable Law, to secure, or in respect of, obligations of members of the Seller Group under the Term Loan Agreement and the ABL Agreement (provided that, for the avoidance of doubt, any such Encumbrances shall be released, and any such subordination agreement shall be terminated with respect to LNSM, at or prior to the LNSM Completion pursuant to clause 11.11); and
(d)    any distribution of dividends or reserves by LNSM to members of the Seller Group – if carried-out by LNSM in accordance with Applicable Law and by using available cash or offsetting receivables from members of the Seller Group but not by raising external financing – up to an amount equal to the lowest of the amounts set out below in (i), (ii) and (iii):
(i)    (A) the amount of the Completion LNSM Liquid Funds, plus (B) the amount of the Purchase Price allocated to the interest in NewCo sold by LNSM at Completion pursuant to the Final Allocation, to the extent actually paid to LNSM (including by members of the Seller Group through the increase of the cash pooling receivable included in Liquid Funds), net of any Taxes to be paid by LNSM in relation thereof, plus (C) any consideration received by LNSM pursuant to clause 4.1(b), net of any Taxes and expenses to be paid by LNSM in relation thereof, subject to such consideration or the value of the LNSM Non-HV Business having being appraised by a third-party independent expert, plus (if positive) or minus (if negative) (D) the amount of the LNSM Non-HV Business Free Cash Flow (the algebraic sum of the amounts in (A), (B), (C) and (D), the “Distribution LNSM Liquid Funds”);
(ii)    the aggregate amount of profits and reserves of LNSM available for distribution, subject to Applicable Law, after having booked in LNSM financial statements the Hazardous Substances Quantified Liabilities; and
(iii)    the amount by which (A) the Distribution LNSM Liquid Funds exceed (B) the amount of the Hazardous Substances Quantified Liabilities, it being understood, for the avoidance of doubt, that any distribution by LNSM pursuant to this clause 9.8(d) may constitute a Permitted Leakage only after the obligations and liabilities to be incurred by LNSM in relation to the Hazardous Substances Activities are determined as described in clause 9.1(b)(i) and LNSM has booked in its financial statements the liabilities resulting from such determination.
(D)    Transition Arrangements
9.9    During the Transition Period:
(a)    the Seller and the Purchaser, as applicable, shall cause the existing arrangements between LNSM (other than through the LNSM HV Service

Business) and the HV Business relating to the provision of services (including real estate leases) to be continued in accordance with their terms as of the date hereof and in compliance with Applicable Law, except as otherwise provided under the TSA. To such effect, except as otherwise provided under the TSA, the Seller shall cause the contracts for the provisions of such services to or from the HV Business, as listed in Attachment 16 (the “LNSM Relevant Agreements”), to be included in the Italian Business to be contributed to NewCo and the Seller and, after the Completion Date, the Purchaser shall cause LNSM and SGI, or, after the Completion Date, NewCo, as applicable, to renew the LNSM Relevant Agreements at the same terms and conditions for the entire duration of the Transition Period, or, as applicable, reduce their duration to such term;
(b)    the Purchaser, with effect from the Completion Date, shall cause NewCo to allow LNSM and its Employees (other than the LNSM HV Service Employees) to have access to the LNSM HV Service Transferred Assets in accordance with NewCo’s IT policy and authorisations, it being understood that: (i) changes, update and installation of new equipment shall have to be authorised by NewCo (such authorization not to be unreasonably withheld, conditioned or delayed); (ii) NewCo will be responsible for the maintenance/licence costs of the LNSM HV Service Transferred Assets; (iii) LNSM shall pay a monthly fee to NewCo of Euro 3,000; (iv) direct connectivity between NewCo’s and LNSM’s networks will not be allowed; (v) the Seller shall be entitled to terminate access to the LNSM HV Service Transferred Assets, and the payment of the Euro 3,000 monthly fee, at any time; and (vi) the Purchaser shall be entitled to terminate access to the LNSM HV Service Transferred Assets, and the payment of the Euro 3,000 monthly fee, by means of delivering a 12-months prior notice to the Seller;
(c)    without prejudice to clause 22.3, the Seller shall promptly inform the Purchaser with regard (x) to any Hazardous Substances Activities carried out or planned by LNSM and (y) to any Hazardous Substances Quantified Liabilities (including any information reasonably required to assess the satisfaction of the LNSM Completion Condition set forth in clause 9.1(b)(i)), by written notice to the Purchaser (which in the case under (y) above shall be delivered by the Seller reasonably promptly and in any event within 15 (fifteen) Business Days after the satisfaction of the LNSM Completion Condition set forth in clause 9.1(b)(i); the “Hazardous Substances Quantified Liabilities Notice”), providing reasonable detail with respect to such Hazardous Substances Activities or Hazardous Substances Quantified Liabilities (to the extent available) and shall keep the Purchaser reasonably informed of the progress and the material developments thereof and provide the Purchaser with all such documents and information in the possession or under the control of any member of the Seller Group as the Purchaser may reasonably request in connection there-with.
(E)    Termination
9.10    Subject to clause 9(F), either party may terminate the rights and obligations of the parties hereunder relating to the sale and purchase of LNSM (including under clause 2.2 and this clause 9, but excluding under clauses 9.13 and 9.14) (the “LNSM Rights and Obligations”) by notice to the other party if the LNSM Completion has not occurred by the LNSM Long Stop Date, provided that (a) at the request of either party, following the LNSM Long Stop Date, the parties shall negotiate in good faith a possible extension thereof and (b) a party may not terminate the LNSM Rights and Obligations if the failure of the LNSM Completion to occur by the LNSM Long Stop Date is primarily attributable to a breach of this Agreement by such party.
9.11    Regardless of whether the LNSM Completion Conditions are satisfied or not (but without prejudice to clause 9.10(b)), the Seller may at its discretion terminate the LNSM Rights and Obligations by notice to the Purchaser delivered at least fifteen (15) Business Days prior to the earlier of (i) the LNSM Long Stop Date and (ii) the LNSM Completion Date.
9.12    Regardless of whether the LNSM Completion Conditions are satisfied or not, only in case the Hazardous Substances Quantified Liabilities result to be greater than the greater of (a) the Hazardous Substances Indemnity Cap and (b) the Hazardous Substances Expenses Funded Amount, then the Purchaser may at its discretion terminate the LNSM Rights and Obligations by notice to the Seller delivered prior to the LNSM Completion Date.
9.13    If the LNSM Rights and Obligations are terminated in accordance with this clause 9(E):
(a)    all of the LNSM Rights and Obligations shall end, but (for the avoidance of doubt) all rights and liabilities of the parties (including for breaches of the provisions of this Agreement by the other party) which have accrued before termination shall continue to exist;
(b)    if requested by the Purchaser, the Seller shall cause LNSM to promptly renew the LNSM Relevant Agreements relating to the provision of services by LNSM to NewCo at the same terms and conditions (provided, however, that in no event shall LNSM be required to offer such services for an amount less than the internal and external costs incurred in the provision of such services) until the expiry of the sixth (6th) year after the date of this Agreement;
(c)    if requested by the Seller, the Purchaser shall cause NewCo to promptly renew the LNSM Relevant Agreements relating to the provision of services by NewCo to LNSM at the same terms and conditions (provided, however, that in no event shall NewCo be required to offer such services for an amount less than the internal and external costs incurred in the provision of such services) until the expiry of the sixth (6th) year after the date of this Agreement.
(F)    Alternative LNSM Purchaser
9.14    If, from the date hereof to the LNSM Long Stop Date, as possibly extended under clause 9.10, any member of the Seller Group sells the LNSM Shares or substantially all the assets of LNSM to a third party other than a member of the Purchaser Group, the Seller shall pay over to the Purchaser any consideration received from such third party, other than to the extent attributable to Liquid Funds or other items not included in Net Indebtedness of LNSM under paragraph 4.2 of Schedule 8, net of the Taxes payable by members of the Seller Group as a result of such sale.
10.    Deferred Completions
10.1    Except as otherwise agreed between the parties and subject (i) to satisfaction or waiver of the applicable Local Business Transfer Conditions at least five (5) Business Days in advance of the relevant Deferred Completion Date and (ii) to the occurrence of Completion prior to or on the relevant Deferred Completion Date:
(a)    the Deferred Completions of the Local Businesses in Switzerland, Norway Sweden, Austria, Finland, Poland, Chile and Brazil (if not transferred at Completion pursuant to clause 8.5) shall be held on July 30, 2021;
(b)    the Deferred Completions of the Local Businesses in US, France, Germany, UK, Belgium and Netherland shall be held on July 30, 2021;
(c)    the parties shall use their reasonable best efforts to procure that the Deferred Completions of the Local Businesses in Australia and Japan be held on July 30, 2021.  Any of such Deferred Completions that is not held on July 30, 2021 shall be held on October 29, 2021;
(d)    the Deferred Completions of the Local Businesses in Colombia, Singapore, India, Thailand, Hong Kong and Malaysia shall be held on October 29, 2021;
(e)    the parties shall use their reasonable best efforts to procure that the Deferred Completions of all of the remaining Local Businesses be held on October 29, 2021.  Any of such Deferred Completions that is not held on October 29, 2021 shall be held on December 17, 2021;
(f)    the Deferred Completions of any Local Businesses whose Local Business Transfer Conditions are not fulfilled or waived at least five (5) Business Days prior to December 17, 2021 shall be held on the Last Business Day of any subsequent quarter in which such Local Business Transfer Conditions are fulfilled or waived (provided that, if such Business Transfer Conditions are fulfilled or waived less than five (5) Business Days prior to the end of such quarter, the relevant Deferred Completion shall be held on the last Business Day of the subsequent quarter),
(each of the above dates, a “Deferred Completion Date”).
10.2    At each Deferred Completion, the parties shall enter into, and perform in accordance with their terms, the Local Transfer Documents relating to the relevant Deferred Local Businesses and subject to the provisions of the applicable Local Transfer Documents, the Seller shall procure the delivery to the relevant Purchasing Entity of the Deferred Local Transferred Assets which are capable of delivery, as set forth in Schedule 3-bis (Deferred Completion Arrangements).
10.3    To the extent allowed under Applicable Law, if a Deferred Completion Date is not the last calendar day of the month, the relevant Deferred Completions shall take effect on such last calendar day, which shall then be deemed as the Deferred Completion Date in respect of the relevant Deferred Local Businesses.
10.4    If the Deferred Completion of a Local Business Transfer has not occurred by the Local Transfer Long Stop Date, either party may, by notice to the other party, terminate its commitment or obligation, as applicable, to acquire or transfer the relevant Deferred Local Business (a “Terminated Local Business”) under this Agreement (a “Local Business Termination”), unless the failure of the Deferred Completion to occur by the Local Transfer Long Stop Date is primarily attributable to a breach of this Agreement by such party. Upon a Local Business Termination, the parties’ obligations relating to the Terminated Local Business shall end, but (for the avoidance of doubt) all rights and liabilities of the parties (including for breaches of the provision of this Agreement by the other party) which have accrued before the Local Business Termination shall continue to exist; provided, for the avoidance of doubt, that, if the commitments and obligations of the parties in respect of the acquisition and transfer of the Chinese Business are terminated pursuant to this clause 10.4, the Purchaser shall be required to pay to the Seller an amount equal to the Chinese Purchase Price (or, if the adjustment procedure set forth under clause 6.7 shall not have been completed by then, the Chinese Estimated Price) and, thereafter, any portion of the Adjustment Amount allocated to the Chinese Business.
10.5    At the Deferred Completion including the Chinese Business, the Purchaser, pursuant to clause 8.6, shall procure the payment by the relevant Purchasing Entity to the relevant Selling Entity of the Chinese Purchase Price (or, if the adjustment procedure set forth under clause 6.7 shall not have been completed by such Deferred Completion Date, the Chinese Estimated Price) and, thereafter, any portion of the Adjustment Amount allocated to the Chinese Business, to the extent not otherwise required under Applicable Law, shall be paid in accordance with clause 6.8).
11.    Pre-Completion
(A)    Interim Management
11.1    The Seller shall procure that, between the date of this Agreement and Completion (or, with respect to LNSM, the LNSM Completion), except as Disclosed in the Disclosure Letter:
(a)    the Business will be carried on in the ordinary course of business; and
(b)    without limitation to the generality of the foregoing, no member of the Seller Group will carry out any of the matters listed in Schedule 2 (Pre-Completion Restrictions) without the prior consent in writing of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.
11.2    Nothing in clause 11.1 or Schedule 2 (Pre-Completion Restrictions) shall restrict or prevent the ability of the Seller or any other member of the Seller Group from:
(a)    completing or performing any obligations undertaken pursuant to any contract or arrangement entered into prior to the date of this Agreement to the extent that such completion or performance is due prior to the Applicable Completion;

(b)    taking, or omitting to take, any action which is required to be taken or not taken by Applicable Law or any Governmental Entity (including discontinuing, withdrawing or recalling any Product as required for safety or regulatory reasons);
(c)    undertaking any matter that is contemplated by this Agreement or any of the Transaction Documents or that is necessary or advisable to implement the Transaction or any other transactions contemplated herein or therein (including the Italian Business Carve-Out, the LNSM HV Service Business Carve-Out and the Reverse Carve-Outs or as otherwise set out in Attachment 3 (Step Plan) or any Permitted Leakage);
(d)    undertaking any reasonable action, in accordance with the generally accepted standards in the business and geographies in which the Business operates, in response to an emergency, disaster situation or the current Covid-19 pandemic or any evolution or mutation thereof or related or associated epidemics, pandemics or disease outbreaks.
(B)    Launch of Perceval Plus
11.3    Between the date of this Agreement and Completion, the Seller shall keep the Purchaser reasonably informed with respect to the matters concerning the launch of Perceval Plus (including its timeline and milestones) and shall consider any reasonable request or observation made by the Purchaser in regard of such matters.
(C)    Transitional Services
11.4    Between the date of this Agreement and Completion, the parties, shall:
(a)    identify in good-faith the transitional services to be provided (i) by members of the Seller Group that are reasonably necessary to allow the operation by the Purchaser Group of the Business, as carved-out from the Seller Group pursuant to the Transaction, on a stand-alone basis (the “Seller Transition Services”), and (ii) by members of the Purchaser Group, as engaged in the Business Activity, that are reasonably necessary to allow the operation by the Seller Group of its retained business following the carve-out of the Business from the Seller Group pursuant to the Transaction (the “Purchaser Transition Services” and, together with the Seller Transition Services, the “Transition Services”);
(b)    set the fees payable for each Transition Service at an amount equal to all the direct costs incurred by the Seller Group or the Purchaser Group, as applicable, to set up and provide such Transition Service, increased by a 20% flat fee (for the avoidance of doubt, before giving effect to any fee increase set out in clause (c) below);
(c)    set the Initial Service Periods and the Extended Service Periods (each as defined in the TSA) in accordance with the following:
(i)    as to IT Transition Services: (A) Initial Service Period – up to twelve (12) months after Completion; (B) first Extended Service Period – up to six (6) months after expiration of the Initial Service Period, subject to a 10% increase of the fee; (C) second Extended Service Period – up to six (6) months after the expiration of the first Extended Service Period, subject to a 25% increase of the initial fee;
(ii)    as to any other Transition Services: (A) Initial Service Period – up to six (6) months after Completion; (B) first Extended Service Period – up to three (3) months after expiration of the Initial Service Period, subject to a 10% increase of the fee; (C) second Extended Service Period – up to three (3) months after the expiration of the first Extended Service Period, subject to a 25% increase of the initial fee;
(d)    agree in good faith the other terms on which Transition Services shall be included in the TSA, it being understood that the Seller Transition Services to be included in the TSA, when taken together with the Business Assets and the Business Employees, shall be reasonably sufficient and adequate in order for the relevant portion of the Business to continue operating at the Applicable Completion and during the relevant maximum duration under clause (c) above substantially in accordance with past practice in the 12-month period preceding Completion;
(e)    to the extent reasonably practicable, develop the Migration Plan (as defined in the TSA).
11.5    The Seller shall use its commercially reasonable efforts to assist the Purchaser (including by allowing the CFO and Head of IT for the Business to participate) in negotiations with third party service providers of transition services (the “Transition Services Third Party Providers”), with the aim to facilitate a prompt transition of the transition services after Completion and enter into service agreements with such Transition Services Third Party Providers (the “Transition Services Third Party Agreements”), either prior to or after Completion. It is understood that (a) such assistance shall not be required to the extent that the Seller expects that it might negatively impact the relations of the Seller Group with the Transition Services Third Party Providers or their provision of services to the Business or the businesses of the Seller Group, (b) the Seller shall not be required to bear any expenses or assume any liability under this clause 11.5 and (c) any Transition Services Third Party Agreements which may be executed prior to the Applicable Completion shall be entered into directly by the Purchaser and assigned by the Purchaser to the Transferred Companies after the Applicable Completion. In case any transition services are contemplated to be provided to the Business, according to any Transition Services Third Party Agreement, prior to Completion, then, to the extent that such transition services would not reasonably be expected to interfere with the operation of the Business, the Seller shall allow such transition services to be so provided, at the Purchaser’s cost and without any liability whatsoever for any member of the Seller Group, subject to the Seller’s approval, not to be unreasonably denied, withheld or delayed, of the terms and conditions (other than cost terms and conditions) of the Transition Services Third Party Agreements deemed relevant for the operations of the Business prior to Completion and the Purchaser shall indemnify and hold harmless the Seller and the other members of the Seller Group for any losses or damages that the Seller and the other members of the Seller Group incur or suffer as a result of such transitional services.
11.6    The parties acknowledge that certain preparatory and set-up activities, including with respect to IT infrastructures and applications, may be necessary to be carried out before Completion in order to allow the Purchaser to be able to receive the Seller Transition Services and conduct the Business from Completion. The parties shall discuss in good faith to identify these activities between the date hereof and the Completion Date, it being understood that all internal and third-party costs incurred by the Seller in connection with any such agreed preparatory and set-up activities shall be borne by the Purchaser.
11.7    The parties acknowledge that, pursuant to clause 11.6, SGI, upon the Purchaser’s specific request, has entered or may enter into certain contracts for the specific purpose of transferring them to NewCo. The Purchaser shall reimburse SGI for any expenses paid under such contracts before the Italian Carve-Out Date. On the Italian Carve-Out Date, these contracts shall be transferred to NewCo together with any outstanding Payables arising therefrom. The amount of such Payables shall be disregarded for purposes of the calculation of the Purchase Price under clause 6. These contracts shall otherwise be deemed as Transferred Contracts.
(D)    Shared Contracts
11.8    Upon the Purchaser’s reasonable request, from the date of this Agreement until the Applicable Completion Date, the Seller shall, in connection with any Shared Contract, use commercially reasonable efforts to (a) assist the relevant member of the Purchaser Group in negotiating and entering into arrangements, effective at the Applicable Completion, for the benefit of the Business with the counterparty to such Shared Contract similar in all material respects to those currently applicable under such Shared Contract or (b) to the extent permitted by Applicable Law and by the terms of such Shared Contract, enter into arrangements with the relevant member of the Purchaser Group effective at the Applicable Completion, to provide such member of the Purchaser Group with rights and benefits that are similar in all material respects to the rights and benefits applicable to the Business under such Shared Contract.
(E)    Business IP – Transferred Shares and Business Assets
11.9    With respect to the Intellectual Property set out in Part A (Transferred IP) of Attachment 5 (Business IP), the Seller, on or prior to the Completion Date, shall, and shall cause members of the Seller Group to, procure the release of each and any Encumbrance referred to in the Disclosure Letter, at the Seller’s cost and expense.
11.10    With respect to each item of Registered Business IP set out in Part A (Transferred IP) of Attachment 5 (Business IP) that is subject to any registration or application with a Governmental Entity the Seller shall, and shall cause the relevant members of the Seller Group to, prepare and file, (a) where such item of Registered Business IP is not yet, as of the date of this Agreement, recorded on the applicable registry of such Governmental Entity in the name of the relevant member of the Seller Group and it is within such member of the Seller Group’s control to update such record, any necessary recordal documents (including assignment and name change forms) such that the Seller or a member of the Seller Group is indicated as the owner of record of such Registered Business IP as of Completion Date, and (b) where such item of Registered Business IP is subject to any Encumbrance, any necessary recordal documents (including security interest releases) as necessary to confirm the release, on or prior to the Completion Date, of such Encumbrance (including the Encumbrances referred to in the Disclosure Letter), in each case at the Seller’s cost and expense.
11.11    With respect to the Tranferred Companies, the LN Canada Shares, the LNSM Shares and any other relevant Business Assets, the Seller, on or prior to the Applicable Completion Date, shall, and shall cause members of the Seller Group to, procure the release of each and any Encumbrance issued pursuant to the Term Loan Agreement, the ABL Agreement, the Canada PCA, the UK Floating Charge or the Guarantee and Collateral Agreement (each as defined under this Agreement or the Disclosure Letter) and the release of the relevant Transferred Company from all its obligations under any intercompany subordination agreements entered into in connection therewith, at the Seller’s cost and expense.
11.12    The Purchaser shall bear and reimburse to the Seller (or, if Seller requests, such other member of the Seller Group that incurs such costs or expenses) all costs and expenses incurred (whether before or after the date of this Agreement) by Seller or any other member of the Seller Group up to the Completion Date in connection with the entry into the national phase in respect of Australia, Canada, China and Japan, and the applications, filings and prosecution activities associated therewith, of the patent applications under numbers PCT/IB18/053640, PCT/IB18/053645, PCT/IB18/053646 and PCT/IB18/053648. For avoidance of doubt, save as provided in the pre-Completion covenant in paragraph 4(A)(ii) of Schedule 2 (Pre-Completion Restrictions), neither Seller nor any other member of the Seller Group shall have any obligation to undertake any applications, filings or prosecution activities (including any election to enter into the national phase of any patent application) in respect of any Business IP but shall use reasonable endeavours to do so if reasonably requested by Purchaser prior to the Completion Date and at Purchaser’s sole cost and expense.
12.    Post-Completion
(A)    Non-Compete and Non-Solicitation
12.1    From the Completion Date until the date that is one (1) year after the Completion Date, the Seller shall not, and shall cause the members of its Group not to, without the prior written consent of the Purchaser, whether directly or indirectly, (a) solicit for employment any Business Employees or (b) entice, induce or encourage any such Business Employee to no longer be employed by the Purchaser or the relevant member of the Purchaser Group; provided, however, that nothing in this clause 12.1 shall prohibit the Seller or any member of the Seller Group from (i) engaging in general solicitations to the public or general advertising not specifically targeted at the Business Employees, (ii) soliciting, enticing, inducing or encouraging any Business Employee whose employment has been terminated by the Purchaser or the relevant members of the Purchaser Group or who has received notice to terminate such employment or (iii) soliciting, enticing, inducing or encouraging any Business Employee whose employment with the Purchaser or any member of the Purchaser Group has been terminated by the Business Employee following the Completion (but only after at least three (3) months have passed since the date of termination of employment).
12.2    From the date of this Agreement until the date that is one (1) year after the Completion Date, the Purchaser shall not, and shall cause the members of its Group not to, without the prior written consent of the Seller, whether directly or indirectly (a) solicit for employment any employees or former employees of the Seller Group whom the Purchaser has actually interacted with, or learned about (by name, title or job description), in the context of the Transaction, including in the context of the due diligence investigation relating thereto (the “Transaction Off-Limit Employees”) or (b) entice, induce or encourage any such Transaction Off-Limit Employee to no longer be employed by the Seller or the relevant member of the Seller Group; provided, however, that nothing in this clause 12.2 shall prohibit the Purchaser or any member of the Purchaser Group from (i) engaging in general solicitations to the public or general advertising not specifically targeted at the Transaction Off-Limit Employees, (ii) soliciting, enticing, inducing or encouraging any Transaction Off-Limit Employees whose employment has been terminated by the Seller or the relevant members of the Seller Group or who has received notice to terminate such employment or (iii) soliciting, enticing, inducing or encouraging any Transaction Off-Limit Employees whose employment with the Seller or any member of the Seller Group has been terminated by the Transaction Off-Limit Employees following the Completion (but only after at least three (3) months have passed since the date of termination of employment) or (iv) making offers of employment to Employees in accordance with and to the extent required by clause 14 (together, the “Allowed Solicitation Activities”); provided further that, if the Purchaser or any member of the Purchaser Group hires any Transaction Off-Limit Employee pursuant to any Allowed Solicitation Activities, and that Transaction Off-Limit Employee had received a redundancy or other severance payment from any member of the Seller Group following the rejection of a previous offer of employment made by the Purchaser or any member of its Group in accordance with and to the extent required by clause 14, or having represented to the Seller or any member of the Seller Group that he would not accept such an offer of employment made by the Purchaser or any member of its Group (and the Purchaser being aware of such representation made by the Transaction Off-Limit Employee to the Seller or any member of the Seller Group after having been informed by the Seller in this respect on the initiative of the Seller or in response to a request for information submitted by the Purchaser to the Seller), the Purchaser shall pay to the Seller an amount equal to such payment, together with any employer’s national insurance contribution, social security contributions, payroll tax or any other similar Tax imposed on the Seller or a member of the Seller Group in connection with such payment, unless the Seller agrees otherwise in writing.
12.3    From the Completion Date until the date that is two (2) year after the Completion Date, the Seller shall not, and shall cause the members of the Seller Group not to, without the prior written consent of the Purchaser, whether directly or indirectly: (a) engage in the Business Activity anywhere in the Restricted Territory; (b) own any equity interest in any company that, directly or indirectly, engages in the Business Activity in the Restricted Territory (provided, however, that nothing in this clause 12.3 shall prohibit the Seller or any member of the Seller Group from (u) owning equity interests in listed companies directly or indirectly engaged in the

Business Activity, provided that such minority equity interest is lower than 5% of the company’s corporate capital having voting rights and does not allow the Seller or any member of the Seller Group to appoint member of the managing body of the participated company, (v) owning equity interests in companies in which the revenues generated from the Business Activity are lower than 10% of consolidated revenues in the most recent financial year, (w) owning a non-controlling interest in Highlife SAS that does not grant members of the Seller Group the right to appoint members of Highlife SAS’s managing body, (x) owning an interest in Cardiosolutions, Inc. (together with Highlife SAS, the “Relevant Start-ups”), provided that, during the term of this clause 12.3, the members of the Seller Group shall not appoint any member of Cardiosolutions, Inc.’s managing body (and shall cause any such member who has been appointed prior to the term of this clause 12.3 to resign from office), and shall not increase such interest other than as a result of subscribing for Seller Group members’ pro rata portion of capital increases offered to all shareholders, (y) owning non-controlling interests, which do not grant the right to appoint members of the managing bodies, in seed funds, incubators and other similar investment platforms or (y) appointing observers or members of internal committees in connection with any of the permitted investments set forth above); (c) solicit any customers of the Business for purposes relating to any Business Activity; or (d) intentionally interfere with the business relationships between the Business and any of its customers or suppliers. For purposes of this Agreement: “Restricted Territory” means any territory where the Business operated as of December 2, 2020, including without limitation Italy, Canada, Australia, Austria, Belgium, Brazil, Chile, China, Colombia, France, Germany, India, Japan, Malaysia, the Netherlands, Singapore, Thailand, UAE, UK, USA. For the purposes solely of this clause 12.3, “Seller Group” shall not include any person that becomes a holding company of the Seller after the Completion Date and any member of the Group of such holding company (other than the Seller and all of its subsidiaries from time to time) that was not a member of the Seller Group prior to the date on which such person becomes a holding company of the Seller.
12.4    Following the execution of this agreement, the Seller shall, to the extent permitted under the organizational documents of the Relevant Start-ups or contracts relating thereto, provide the Purchaser with all information reasonably requested by the Purchaser to assess the value and the business of the Relevant Start-up and consider in good faith any reasonable proposal which may be submitted by the Purchaser for the purchase of the equity interests owned by the Seller Group in the Relevant Start-up.
12.5    (i) The Seller covenants with the Purchaser that the Seller shall not, and shall procure that no member of the Seller Group shall, at any time after Applicable Completion, directly or indirectly, whether itself or by its employees, agents or otherwise, in the course of carrying on any trade or business, claim, represent or otherwise, indicate that it is a member of the same Group as the Existing Companies or NewCo, and (ii) the Purchaser covenants with the Seller that the Purchaser shall not, and shall procure that no member of the Purchaser Group (including, after the Applicable Completion, any Existing Company or NewCo) shall, at any time after the Applicable Completion, directly or indirectly, whether itself or by its employees, agents or otherwise, in the course of carrying on any trade or business, claim, represent or otherwise indicate that it is a member of the same Group as Seller or any other member of the Seller Group.

12.6    Clauses 12.1, 12.3, 12.4 and 12.5 shall not restrict (a) the operation of the Deferred Local Businesses or the business of LNSM by the Seller or the relevant members of the Seller Group until the Applicable Completion, (b) the carrying out by members of the Seller Group of any activities required, contemplated or otherwise permitted in the Transaction Documents, including making offers of employment to LNSM Non-HV Employees in accordance with and to the extent required by clause 4.4(b) or to Undisclosed Employees under clause 14.6, and (c) the conduct by members of the Seller Group of any business activity other than the Business Activity in any jurisdiction, including any Restricted Territory.
(B)    Business Guarantees
12.7    The Purchaser shall use all reasonable efforts to ensure that, at the Applicable Completion, the Seller and the other members of the Seller Group are released in full from all guarantees, indemnities, counter indemnities, letters of credit, letters of comfort or any similar assurances of any nature given to a third party by a member of the Seller Group (or by a financial institution in connection with a banking arrangement of any member of the Seller Group) in respect of any obligation of the Business (the “Business Guarantees”). Pending release of any Business Guarantee referred to in this clause 12.7, the Purchaser shall indemnify the Seller and each member of the Seller Group against any losses incurred by it after Completion under or by reason of that Business Guarantee.
(C)    Termination of Intercompany Agreements and of Overhead and Shared Services
12.8    The Purchaser acknowledges and agrees, and the Seller shall procure that, except as otherwise expressly provided in the Transaction Documents, prior to or on the Applicable Completion Date in respect of each of the Transferred Companies (but in any event prior to or at the Applicable Completion): (a) all contracts between the Transferred Companies and members of the Seller Group (other than the Transferred Companies), including all such contracts set out in Section 9, sub-section (xv), of the Disclosure Letter (the “Intra Group Contracts”), shall be terminated and the relevant members of the Seller Group and the Transferred Companies shall be fully released from all covenants, agreements, claims, obligations and liabilities under such contracts; and, in general, (b) the Transferred Companies shall be fully released from all covenants, agreements, claims, obligations and liabilities vis-à-vis the members of the Seller Group (other than the Transferred Companies) and, vice-versa, the members of the Seller Group (other than the Transferred Companies and other than in respect of any LNSM receivables, including under cash pooling arrangements, from the Seller Group outstanding as of the LNSM Completion Date) shall be fully released from all covenants, agreements, claims, obligations and liabilities vis-à-vis the Transferred Companies (such covenants, agreements, claims, obligations and liabilities, including any such covenants, agreements, claims, obligations and liabilities referred to in letter (a) above, collectively the “Intra Group Liabilities”). Without prejudice to the above, the Seller shall indemnify and hold harmless each member of the Purchaser Group against any losses or damages suffered or incurred in connection with any Intra Group Contracts not having been terminated in accordance with this clause 12.8 or any Intra Group Liabilities not having been released in accordance with this clause 12.8.

12.9    Following the LNSM Completion, without prejudice to clause 22, the Seller shall cause any outstanding LNSM receivables (including under cash pooling arrangements) from the Seller Group to be timely paid by the Seller Group to LNSM in order to provide LNSM with the cash to pay any Hazardous Substances Expenses, when due.
12.10    The Purchaser acknowledges and agrees that, except as otherwise provided in the Transaction Documents (including the TSA), effective as of the Applicable Completion Date for the relevant portion of the Business, (a) all Overhead and Shared Services provided to the Business shall cease and (b) the members of the Seller Group shall have no further obligation to provide any Overhead and Shared Services to the Businesses.
(D)    Miami Instruments Agreements
12.11    Following Completion, with respect to the Miami Instruments Agreements:
(a)    the Purchaser shall keep the Seller promptly and duly informed of all matters relating to the 510(k) Submission, the 501(k) Clearance and the receipt of the CE Marking (all as defined in the Miami Instruments Agreements) or any other matter concerning the Miami Instruments Earn-Out;
(b)    without limiting the generality of (a) above, the Purchaser shall share with the Seller all correspondence relating to the Miami Instruments Earn-Out and shall consider in good faith any reasonable comment made by the Seller to the Purchaser’s communications with the seller under the Miami Instruments Agreements;
(c)    the Seller shall be entitled to participate with counsel of its choice in any dispute with the seller under the Miami Instruments Agreements relating to the Miami Instruments Earn-Out, including those relating to the 510(k) Submission, the 501(k) Clearance and the receipt of the CE Marking, and the Purchaser shall not settle any such dispute without the prior written consent of the Seller;
(d)    the Purchaser shall not amend the Miami Instruments Agreements, or waive any of its rights thereunder, in any manner adverse to the Seller or the other members of the Seller Group, without the Seller prior written consent;
(e)    the Purchaser shall indemnify and hold harmless the Seller and the other members of the Seller Group against any liability arising from any breach of the Miami Instruments Agreements by the relevant member of the Purchaser Group, excluding, for sake of clarity, any right of the Seller to be indemnified and held harmless as a result of the Miami Instruments Earn-Out becoming payable pursuant to the Miami Instruments Agreements.
(E)    Changes of Name and LivaNova Marks
12.12    Save to the extent expressly permitted pursuant to clause 12.13 and Schedule 7, the Purchaser shall procure that, as soon as reasonably practicable after the Applicable Completion Date and in any event within 45 Business Days after the Applicable Completion Date, the Existing Companies and NewCo cease using (and no other member of Purchaser Group uses), and change corporate names to a name that does not include, any LivaNova Mark or any confusingly similar Trademark. For the avoidance of doubt, the Purchaser shall have the right to use the Sorin Marks pursuant to section 2.3 of Schedule 7 (Intellectual Property).
12.13    By way of derogation of clause 12.12 above, subject to Schedule 7:
(a)    The Seller hereby grants (or shall procure that the relevant member of the Seller Group grants) to LN Canada and NewCo, with effect from the Applicable Completion Date, subject to any applicable third party rights, a limited, non-exclusive, non-sublicensable (except to members of the Purchaser Group (solely for so long as they are members of the Purchaser Group), in each case, subject to paragraph 3.2 of Schedule 7), non-transferable, royalty-free licence to continue using the LivaNova Marks in the ordinary course of business (each, solely in the form and to the extent used by the Business as at the Completion Date) solely as follows (and solely to the extent compliant with the terms of this Agreement, Applicable Law and the requirements of any Governmental Entity):
(i)    to market, import, export and sell the tangible products (for the avoidance of doubt including finished goods, accessories and packaging) of the Business in existence as of the Completion Date that both (A) already, as of the Completion Date, bear or display such LivaNova Marks and (B) are included within the product inventory comprised in the Business (including the Transferred Inventory and LN Canada’s product inventory), until the earlier to occur of (w) the fifth anniversary of the Completion Date; (x) Applicable Law or any Governmental Entity ceasing to permit such products to be marketed or sold by LN Canada, Newco or any other member of the Purchaser Group or Local Distributors; (y) such products going out-of-stock; and (z) the end of the shelf life of any such products;
(ii)    for purposes of maintaining business continuity and to comply with Applicable Law and the requirements of any Governmental Entity in respect of the regulatory transition of the Business to the Purchaser, to continue producing the products of the Business that, as of the Completion Date, bear or display such LivaNova Marks, and to market, import, export and sell such products so produced, in each case, until the earlier to occur of (such date, the “Label Cut-Off Date”): (A) the second anniversary of the Completion Date; and (B) Applicable Law or any Governmental Entity ceasing to permit such products to be marketed or sold by LN Canada, Newco or any other member of the Purchaser Group or permitting such products to be sold under a replacement label or different Trademark or the name of a new manufacturer, it being however understood that the Purchaser Group shall not be required to relabel those products of the Business which have been delivered to customers on consignment (i.e. without the products’ ownership having being transferred to the relevant customers) prior to the Label Cut-Off Date and are retained by such customers on consignment following the Label Cut-Off Date, unless so mandated pursuant to Applicable Law.
(the “LivaNova Marks Licence”).
(F)    Certain Proceedings
12.14    From and after the Applicable Completion, the Seller shall (a) retain full control of the defence of any Shared Proceedings, with counsel of its choosing, and (b) indemnify and hold harmless each member of the Purchaser Group for any losses or damages suffered or incurred in connection with such Shared Proceedings.
12.15    The Seller shall keep the Purchaser reasonably informed of the progress of, and the material developments in relation to, the Shared Proceedings and provide the Purchaser with all such information in the possession or under the control of any member of the Seller Group as the Purchaser may reasonably request in connection such Shared Proceedings.
12.16    The Purchaser shall provide such cooperation to the defence of Excluded Proceedings relating to the Business, Shared Proceedings and Excluded Claims as the Seller may reasonably request, it being understood that the Seller shall bear and reimburse to the Purchaser any costs and expenses incurred by the Purchaser Group in providing such cooperation.
(G)    VDR USB Drive
12.17    Promptly after December 2, 2020, the Seller requested Intralinks to deliver USB drives containing the documentation uploaded to the VDR and the Additional Disclosure Folder (as defined in the Disclosure Letter) (the “VDR USB Drives”). Within ten (10) Business Days after receipt of the VDR USB Drives, the parties confirmed in good faith the contents of the VDR USB Drives in accordance with the provisions of this Agreement and the Disclosure Letter.
13.    Nonassignable Contracts
13.1    To the extent that (i) the assignment or transfer (or attempted assignment or transfer) to the relevant Purchasing Entity or NewCo of any Transferred Contract would require a Third Party Consent pursuant to the terms of such contract or Applicable Law or (ii) the transfer of the Transferred Shares to the Purchaser would trigger a termination, acceleration or similar right of a third party with respect to an agreement of the Transferred Companies (the items under (i) and (ii), the “Third Party Consent Contracts”), the Seller shall, and shall cause any relevant member of the Seller Group to, use its commercially reasonable efforts to procure the obtainment of the Third Party Consent as soon as possible after the date of this Agreement and in any case prior to the Applicable Completion Date (which, for purposes of this clause 13, shall be deemed to be the Italian Business Carve-Out Date with respect to the Italian Transferred Assets).
13.2    With particular reference to Transferred Contracts entered into with public entities comprised in the Italian Business (which shall be transferred to NewCo and then, indirectly, to the Purchaser), given that, according to Legislative Decree 12 April 2006, no. 163 (“Decree 2006”) and Legislative Decree 18 April 2016, no. 50

(“Decree 2016”), the transfer of public contracts related to a business/line of business - as a consequence of the transfer of such business/line of business - is subject to the obtainment of the relevant authorisation by the contracting entities (i.e. the public entities which are part of the contracts), the Seller shall cause SGI, as soon as possible after the date of this Agreement (but in any case within 20 Business Days following the date of this Agreement), to make such notifications of the expected transfer of the relevant Transferred Contracts to the contracting entities as may be required under Applicable Law.
13.3    The Purchaser shall use its commercially reasonable efforts and cooperate with the Seller to obtain each Third Party Consent before the Applicable Completion Date.
13.4    If the Third Party Consents required for the assignment or transfer of a Transferred Contract shall not have been obtained prior to the Applicable Completion Date (each such Transferred Contract with respect to which the Third Party Consent has not been obtained, a “Nonassignable Contract”), this Agreement (or the Italian Business Carve-Out) shall not constitute an assignment or transfer (or an attempted assignment or transfer) thereof; provided, however, that, subject to the satisfaction or waiver of the Completion Conditions or the Local Business Transfer Conditions, as applicable, the Applicable Completion shall occur notwithstanding the foregoing without any adjustment to the Purchase Price in connection therewith. Without prejudice to clauses 13.2 and 13.3 above, until the second anniversary of the Applicable Completion Date, each of the Purchaser and the Seller shall use its commercially reasonable efforts and cooperate to obtain each Third Party Consent required with respect to a Nonassignable Contract; provided, however, that neither the Seller nor any member of the Seller Group and neither the Purchaser nor any member of the Purchaser Group shall be required to pay any consideration in connection therewith. Promptly following any such Third Party Consent being obtained, the Seller shall assign and transfer to the relevant Purchasing Entity or NewCo, as applicable, the relevant Nonassignable Contract.
13.5    With respect to each Nonassignable Contract other than the Subsidized Loan Agreement, to the extent permitted by Applicable Law and by the terms of such Nonassignable Contract:
(a)    each of the Purchaser and the Seller shall use its commercially reasonable efforts to enter into arrangements (any such arrangement, an “Alternate Arrangement”) effective as of the Applicable Completion or as promptly as practicable thereafter, to provide to the parties the economic and operational equivalent of the transfer of such Nonassignable Contract to the relevant Purchasing Entity or NewCo, as applicable, and the performance by the relevant Purchasing Entity or NewCo, as applicable, of the obligations thereunder as of the Applicable Completion Date;
(b)    in accordance with any such Alternate Arrangement, as negotiated and entered into by the Seller and the Purchaser, the Purchaser shall, as agent or subcontractor for the Seller and the relevant Selling Entity, pay, perform and discharge fully the liabilities and obligations of the relevant members of the

Seller Group under such Nonassignable Contract, from and after the Applicable Completion Date; and
(c)    the Seller shall hold in trust for and, after the Applicable Completion, pay to the Purchaser promptly upon receipt thereof, all income, proceeds and other consideration received by the Seller or any Selling Entity to the extent related to such Nonassignable Contract in connection with any such Alternate Arrangement; provided, however, that (x) the Seller shall be permitted to set off against any such amounts all direct costs associated with any such Alternate Arrangements and the retention and maintenance of any Nonassignable Contract (including, without limitation, any amounts in respect of VAT for which the Seller or the Selling Entity or any other member of the Seller Group is required to account to a Tax Authority) and (y) the Purchaser shall indemnify and hold harmless the Seller and the members of the Seller Group from and against any and all (i) direct costs associated with any such Alternate Arrangement and (ii) any payments to third parties arising out or resulting from any such Alternate Arrangement other than those arising from negligence of members of the Seller Group.
13.6    If a Third Party Consent is required for the transfer to the Canadian NewCo or SGI of any contract included in the LN Canada Non-HV Business or the LNSM Non-HV Business and such required Third Party Consent is not obtained prior to the effective date of the LN Canada Reverse Carve-Out or the LNSM Reverse Carve-Out (any such contracts, a “Reverse Carve-Out Nonassignable Contract”), the Seller may cause LN Canada or LNSM to enter into alternative arrangements with, respectively, the Canadian NewCo or SGI to provide them the economic and operational equivalent of the transfer of such Reverse Carve-Out Nonassignable Contract to the Canadian NewCo or SGI, as applicable, and the performance by the Canadian NewCo or SGI, as applicable, of the obligations thereunder as of the effective date of the respective Reverse Carve-Out. After the Completion Date, clause 13.5 shall apply to such alternative arrangements mutatis mutandis.
13.7    Nothing in this clause 13 shall be deemed to (i) cause any Nonassignable Contract with respect to which the Third Party Consent has not been obtained (except for the Subsidized Loan Agreement) to constitute an Excluded Asset, (ii) conflict with or override the provisions of any other Transaction Document, or (iii) require the Seller or any member of the Seller Group to renew any Nonassignable Contract once its term has expired or commence any litigation in connection with any Nonassignable Contract.
13.8    The Purchaser acknowledges that certain consents and waivers with respect to the transactions contemplated hereby may be required from parties to certain Transferred Contracts or any contract to which an Existing Company is party and that such consents and waivers may not be obtained prior to or after the Applicable Completion and are not conditions to the consummation of the transactions contemplated hereby or any Applicable Completion. The Purchaser agrees that (other than in case of a breach of clauses 13.1 to 13.5(c) above and other than in respect of any Third Party Consent Contract which has not been Disclosed in breach of paragraph 9 of Schedule 4 (Warranties)) no member of the Seller Group shall have any liability whatsoever to the Purchaser or any other member of the Purchaser Group and no member of the Purchaser Group shall be entitled to assert any claims against any member of the Seller Group arising out of or relating to the failure to obtain any consents that may have been or may be required from the parties to the Third Party Consent Contracts or because of the default, acceleration, termination or loss of right under any such Third Party Consent Contracts as a result of the failure to obtain any such consents. The Purchaser further agrees that no representation, warranty or covenant of the Seller contained herein shall be deemed inaccurate or breached and no condition to the obligations of the Purchaser to consummate the transactions contemplated hereby shall be deemed not to be satisfied as a result of (a) the failure to obtain any such consent or any default, acceleration, termination or loss of right under any such Third Party Consent Contract as a result of the failure to obtain any such consent or (b) any Proceeding commenced or threatened, or any other action taken, by or on behalf of any person relating to the failure to obtain any such consent or any default, acceleration, termination or loss of right under any such Third Party Consent Contract as a result of the failure to obtain any such consent.
14.    Transferred Employees Matters
14.1    The Seller and the Purchaser shall use their respective reasonable endeavours to, or to procure that the relevant Selling Entity or member of the Seller Group, as applicable, and Purchasing Entity or member of the Purchaser Group, as applicable, use their respective reasonable endeavours to:
(a)    where employment contracts or employment relationships of the Transferred Employees transfer automatically by operation of Applicable Law, take such actions of whatever nature as may be required under Applicable Law to accomplish such automatic transfer, any applicable obligations as to consultation with Transferred Employees, trade unions, representatives and/or works councils and the provisions of employee information; provided that in the event that an employee information letter is required under Applicable Law, such letter shall be jointly prepared by the respective Selling Entity and Purchasing Entity and delivered on a date such that any applicable objection period will have expired at least fifteen (15) days prior to the Applicable Completion Date; and
(b)    where employment contracts or employment relationships do not transfer automatically by operation of Applicable Law, ensure that the relevant Purchasing Entity make an offer of employment to the relevant Transferred Employees in accordance with clause 14.2 as soon as practicable after the date of this Agreement and at least six (6) weeks before the Applicable Completion Date, such employment to be effective as of such Applicable Completion Date.
14.2    Each offer of employment required to be made pursuant to clause 14.1(b) shall:
(a)    be on terms and conditions that are no less favourable to those that apply to or for which such Transferred Employee is eligible immediately prior to the Applicable Completion;

(b)    provide for a place of work that is not more than 20 kilometres away from such Transferred Employee’s current place of work (for the avoidance of doubt, each offer made to a Transferred Employee who is based in Mirandola may instead provide for Milan or Saluggia to be their place of work for administrative purposes (Sede di lavoro ai fini amministrativi), provided that either there is no change to the place where such Transferred Employee effectively performs their duties (zona di lavoro) or with their individual consent a remote working arrangement (lavoro agile) is implemented; and
(c)    recognise such Transferred Employee’s prior years of service and seniority with the Seller Group for all purposes.
14.3    In accordance with and to the extent required by Applicable Law, the Purchaser shall provide each Transferred Employee whose employment contract or employment relationship transfers to the Purchaser Group automatically by operation of Applicable Law, with terms and conditions of employment, bonus and incentive opportunities, contractual benefits, continuity of service, seniority, and any other acquired rights and entitlements, which are the same as or, where permitted by Applicable Law, the nearest equivalent to, those provided to such Transferred Employee by the Seller Group immediately prior to the Applicable Completion Date.
14.4    The Purchaser shall bear any costs (including Employee Termination Costs) related to, and shall indemnify and hold harmless the members of the Seller Group from and against, any of the following:
(a)    any failure of the Purchaser, the relevant Purchasing Entity or the relevant Local Distributor, as applicable, to make an offer of employment to a Transferred Employee in compliance with clauses 14.1(b) and 14.2;
(b)    any failure of a Local Distributor to comply with clause 14.1(a) or 14.3;
(c)    the termination of employment of any Transferred Employee by a Local Distributor in the Continuation Period, other than summarily for gross misconduct or any similar grounds in accordance with Applicable Law;
(d)    the variation by a Local Distributor of the terms and conditions of employment, bonus and incentive opportunities, or contractual benefits of any Transferred Employee in the Continuation Period, in each case, in a way which is detrimental to any Transferred Employee;
(e)    any action taken on or after the Applicable Completion Date by the Purchaser, any member of the Purchaser Group or any Local Distributor to terminate the employment of any Transferred Employee with the Purchaser, any member of the Purchaser Group (including, for the avoidance of doubt, NewCo) or any Local Distributor, or which provides such Transferred Employee with a right to terminate his employment with the Purchaser, any member of the Purchaser Group or any Local Distributor (without prejudice to Seller’s liability in respect of any breach of the Warranties);

(f)    where an employment contract or an employment relationship transfers automatically by operation of Applicable Law to the Purchaser, any member of the Purchaser Group (including, for the avoidance of doubt, NewCo) or any Local Distributor, a Transferred Employee’s objection given either prior to or after the Applicable Completion Date, to an automatic transfer:
(i)    to a Local Distributor, for any or no reason; or
(ii)    to the Purchaser or any member of the Purchaser Group, which is explicitly given in response to a proposed (i) change in employment terms or (ii) substantial change in working conditions and/or place of work to the Transferred Employee’s material detriment, by the Purchaser or any member of the Purchaser’s Group; it being understood that, in any other case, any costs (including Employee Termination Costs) related to a Transferred Employee’s objection to such automatic transfer to the Purchaser or any member of the Purchaser Group shall be borne equally by the Seller and the Purchaser; and
(g)    where an employment contract or employment relationship does not transfer to the Purchaser, any member of the Purchaser Group or any Local Distributor automatically by operation of Applicable Law, a Transferred Employee not accepting or rejecting an offer of employment which is made to him in accordance with clauses 14.1(b) and 14.2:
(i)    by a Local Distributor, for any or no reason; or
(ii)    by the Purchaser or any member of the Purchaser Group, explicitly because of a proposed (i) change in employment terms or (ii) substantial change in working conditions and/or place of work to the Transferred Employee’s material detriment, by the Purchaser or any member of the Purchaser’s Group; it being understood that, in any other case, any costs (including Employee Termination Costs) related to a Transferred Employee not accepting or rejecting the offer of employment made by the Purchaser or any member of the Purchaser Group shall be borne equally by the Seller and the Purchaser.
14.5    If the contract of employment of any of the Transferred Employees expected to transfer to the Purchaser, a member of the Purchaser Group or any Local Distributor automatically by operation of Applicable Law on the Applicable Completion Date is found not to have so transferred:
(a)    the party who first becomes aware of such finding or allegation shall notify the other within five Business Days of becoming so aware;
(b)    the Purchaser shall, or shall procure that the relevant Purchasing Entity or Local Distributor shall, within five Business Days of becoming so aware or receiving such notice (as applicable), make an offer of employment to the Transferred Employee which complies with clauses 14.1(b) and 14.2;

(c)    upon a Transferred Employee rejecting within ten Business Days an offer made pursuant to clause 14.5(b) or if no such offer is made within the time period required by clause 14.5(b), the relevant member of the Seller Group may within a further ten Business Days terminate the relevant Transferred Employee’s employment; and
(d)    if the relevant member of the Seller Group terminates the employment of the relevant Transferred Employee in accordance with clause 14.5(c) (i) because no offer which complies with clauses 14.1(b) and 14.2 was made within the time period required by clause 14.5(b), the Purchaser shall indemnify and hold harmless the Seller Group from and against all Employee Termination Costs suffered or incurred by the Seller Group in respect of such Transferred Employee or (ii) because an offer which complies with clauses 14.1(b) and 14.2 was rejected, clause 14.4(g) shall apply mutatis mutandis to determine how liability for Employee Termination Costs suffered or incurred by the Seller Group in respect of such Transferred Employee shall be allocated between the Seller and the Purchaser.
14.6    If the employment of any person other than a Transferred Employee (an “Undisclosed Employee”) is found to have transferred to the Purchaser Group or a Local Distributor by operation of Applicable Law as a result of the transactions contemplated in this Agreement:
(a)    the party who first becomes aware of such finding or allegation shall notify the other within five Business Days of becoming so aware;
(b)    a member of the Seller Group may, within ten Business Days of becoming so aware or receiving such notice (as applicable), offer to re-employ such Undisclosed Employee;
(c)    upon an Undisclosed Employee refusing within ten Business Days an offer made pursuant to clause 14.6(b) or if no such offer is made within the time period required by clause 14.6(b), the relevant member of the Purchaser Group may within a further ten Business Days terminate the employment of such Undisclosed Employee (or, if instead of the Undisclosed Employee, another Business Employee in the same pool of Employees doing the same or similar work is selected for redundancy following the fair application of objective selection criteria required by Applicable Law, the employment of such other Business Employee);
(d)    if any member of the Purchaser Group terminates the employment of the relevant Undisclosed Employee (or of another Business Employee) in accordance with clause 14.6(c), the Seller shall indemnify and hold harmless the relevant member of the Purchaser Group from and against all Employee Termination Costs suffered or incurred by the relevant member of the Purchaser Group in this respect; and
(e)    if the relevant member of the Purchaser Group or the relevant Local Distributor does not terminate the employment of an Undisclosed Employee in accordance with clause 14.6(c), the Undisclosed Employee will be considered for all purposes under this Agreement a Transferred Employee.
14.7    The parties acknowledge and agree that in certain jurisdictions there is a choice to be made as to how Transferred Employees will, under Applicable Law, migrate from the relevant member of the Seller Group to the relevant member of the Purchaser Group or, as applicable, a Local Distributor (for example, by the Transferred Employee entering into a new contract of employment with the relevant member of the Purchaser Group, the Transferred Employee resigning from employment with the relevant member of the Seller Group, having their employment unilaterally terminated by the relevant member of the Seller Group, or the Transferred Employee and the relevant member of the Seller Group mutually agreeing to terminate the Transferred Employee’s employment, or by the relevant member of the Seller Group, the relevant member of the Purchaser Group and the Transferred Employee entering into a tripartite agreement to transfer, novate or assign the Transferred Employee’s existing contract of employment from the relevant member of the Seller Group to the relevant member of the Purchaser Group) (an “Employee Migration Method”). The parties will use reasonable endeavors as soon as practicable after the date of this Agreement to agree on the most appropriate Employee Migration Method in each relevant jurisdiction, and for the avoidance of doubt, any Employee Termination Costs incurred by the Seller Group in connection with the implementation of a particular Employee Migration Method shall be Assumed Employee Liabilities under this Agreement.
15.    Intellectual Property
The parties shall comply with their obligations set out in Schedule 7 (Intellectual Property) with respect to Intellectual Property matters.
16.    Wrong Pockets
16.1    If any asset which is not a Business Asset, or any Intellectual Property which is not exclusively related to the Business, has been transferred from any member of the Seller Group to any member of the Purchaser Group under, or as a result of, any Transaction Document, the Purchaser shall procure that such asset is transferred to the Seller (or such other member of the Seller Group as the Seller may nominate) for no consideration (or, to the extent required under Applicable Law, nominal consideration) as soon as practicable after becoming aware of the ownership of such assets.
16.2    Save as expressly provided in any Transaction Document, if any member of the Seller Group owns after the Applicable Completion any Business Asset which should have been transferred to any member of the Purchaser Group as a result of any Transaction Document, the Seller shall procure that such asset is transferred to the Purchaser for no consideration (or, to the extent required under Applicable Law, for nominal consideration) as soon as practicable after becoming aware of the ownership of such assets.

16.3    Without prejudice to any other provisions of this Agreement, all moneys or other items belonging to any member of the Purchaser Group which are received by any member of the Seller Group on or after the Applicable Completion in connection with the relevant portion of the Business or Business Assets shall be held in trust by the Seller for the Purchaser and shall be promptly paid over to the Purchaser, excluding any amounts received in respect of VAT for which any member of the Seller Group is required to account to a Tax Authority.
16.4    Without prejudice to any other provisions of this Agreement, all moneys or other items belonging to any member of the Seller Group which are received by any member of the Purchaser Group on or after the Applicable Completion in connection with the relevant portion of the Business or Business Assets shall be held in trust by the Purchaser for the Seller and shall be promptly paid over to the Seller, excluding any amounts received in respect of VAT for which any member of the Purchaser Group is required to account to a Tax Authority.
17.    Insurance
The Purchaser acknowledges and agrees that:
(a)    upon the Applicable Completion, all insurance cover provided in relation to the relevant portion of the Business and the relevant Business Assets in accordance with insurance policies taken out and maintained by or on behalf of members of the Seller Group shall cease to cover the relevant portion of the Business and the relevant Business Assets in respect of the period following the Applicable Completion;
(b)    responsibility for procuring any insurance in relation to the relevant portion of the Business and the relevant Business Assets in respect of the period following the Applicable Completion is the Purchaser’s alone and is not the responsibility of any member of the Seller Group; and
(c)    any insurance proceeds relating to claims in the period prior to Completion shall be for the account of the Seller Group.
18.    Business Information and Records
18.1    The Purchaser acknowledges that the Seller or another member of the Seller Group may wish to inspect and/or copy the Business Information and Records for the purpose of dealing with its Tax or other legal requirements and, accordingly, the Purchaser shall for a period of seven (7) years from Completion:
(a)    preserve the Business Information and Records and, upon being given reasonable notice by the Seller or another member of the Seller Group and subject to the Seller or other member of the Seller Group (as applicable) giving an undertaking as to confidentiality equivalent to that under clause 33, make such Business Information and Records available to the Seller or other member of the Seller Group (as applicable) or their respective representatives for inspection (during Working Hours), copying and use in each case for and only to the extent reasonably necessary for such purpose; and

(b)    otherwise reasonably cooperate with the Seller for the purposes of assisting the Seller or any other member of the Seller Group to deal with its Tax or other legal requirements.
18.2    The Seller acknowledges that the Purchaser or another member of the Purchaser Group may wish to inspect and/or copy books of account, records, documents and information of the Business relating to the Italian Business and the Local Businesses with reference to the period before the Applicable Completion Date, that are held by Seller Group (the “Retained Business Information”). In relation to such Business Information the Seller shall for a period of seven (7) years from the Applicable Completion Date:
(a)    preserve the Retained Business Information and, upon being given reasonable notice by the Purchaser or another member of the Purchaser Group and subject to the Purchaser or other member of the Purchaser Group (as applicable) giving an undertaking as to confidentiality equivalent to that under clause 33, make such Business Information available to the Purchaser or other member of the Purchaser Group (as applicable) or their respective representatives for inspection (during Working Hours), copying and use in each case for and only to the extent reasonably necessary for such purpose; and
(b)    otherwise reasonably cooperate with the Purchaser for the purposes of assisting the Purchaser or any other member of the Purchaser Group to deal with its Tax or other legal requirements.
19.    Transfer of Authorisations
19.1    The Specified Authorisations shall be transferred subject to, and in accordance with, Schedule 6 (Transfer of Specified Authorisation).
19.2    The Seller (at the Purchaser’s own costs and expenses) shall, and shall cause any relevant member of the Seller Group to, use reasonable endeavours (including by making filings and notifications within the periods required or otherwise legally allowed as well as complying with requests for information) to:
(a)    transfer each of the Transferred Authorisations (other than the Specified Authorisations) to the relevant Purchasing Entity (as to Transferred Authorisations held by Local Sellers) or NewCo (as to Transferred Authorisations held by SGI) (in each case, to the extent that such authorisations are capable of transfer to another person); and
(b)    obtain permits, authorisations, licences, registrations, consents or similar approvals equivalent to the Transferred Authorisations (other than the Specified Authorisations) for the benefit of the relevant Purchasing Entity or NewCo (to the extent that such authorisations are not capable of being so transferred), in each case, with effect from the Applicable Completion or reasonably promptly thereafter (depending on and in accordance with the procedures applicable to the transfer or obtainment of each Authorisation, as required by Applicable Law), it being understood that the Purchaser shall co-operate and use its reasonable endeavours to support the Seller in the procedures and actions to obtain the transfer of the Transferred Authorisations.
19.3    (a) Subject to the satisfaction or waiver of the Completion Conditions, the LNSM Completion Conditions or the Local Business Transfer Conditions, as applicable, the Applicable Completion shall occur notwithstanding the failure to transfer any Authorisation (including in the context of the Italian Business Carve-Out and the LNSM HV Service Business Carve-Out), without any adjustment to the Purchase Price in connection therewith, (b) no member of the Seller Group shall have any liability to the Purchaser or any other member of the Purchaser Group and no member of the Purchaser Group shall be entitled to assert any claim against any member of the Seller Group arising out of or relating to the failure to transfer any Authorisation or because of the default, termination or loss of right under any Authorisation as a result of the failure to obtain the required consents from the relevant Governmental Entities, other than for breaches of this clause 19 and (c) no representation, warranty or covenant of the Seller contained herein shall be deemed inaccurate or breached and no condition to the obligations of the Purchaser to consummate the transactions contemplated hereby shall be deemed not to be satisfied solely as a result of (i) the failure to transfer any Authorisation or any cancellation, termination or loss of right under any such Authorisation as a result of the failure to obtain any required consent or (ii) any Proceeding commenced or threatened, or any other action taken, by or on behalf of any person relating to the failure to transfer any Authorisation or any cancellation, termination or loss of right under any such Authorisation as a result of the failure to obtain any required consent, in any case without prejudice for the Purchaser’s right to make Warranty Claims as a result of the inaccuracy of any Warranty relating to any Transferred Authorisation.
20.    Seller’s Warranties and Tax Covenant
20.1    The Seller warrants to the Purchaser and each of the Designated Purchasers that (save as Disclosed):
(a)    each of the Warranties is true and correct as at December 2, 2020;
(b)    each of the Warranties, to the extent not relating to LNSM (other than in relation to the LNSM HV Service Business), will be true and correct as at Completion as if repeated immediately before Completion (for the avoidance of doubt, after the Italian Business Carve-Out has taken effect) by reference to the facts and circumstances then subsisting (except for Warranties that expressly speak as of a specified date, which are true and correct as of such date only); and
(c)    each of the Warranties, to the extent relating to LNSM (other than in relation to the LNSM HV Service Business), will be true and correct as at the LNSM Completion as if repeated immediately before the LNSM Completion by reference to the facts and circumstances then subsisting (except for Warranties that expressly speak as of a specified date, which are true and correct as of such date only).

20.2    Each of the Warranties is separate and independent and, save as expressly provided in this Agreement, will not be extended by reference to, or inference from, any other Warranty or anything in this Agreement or any other Transaction Document.
20.3    Except in the case of fraud, the Purchaser unconditionally and irrevocably waives (and shall procure that each other member of the Purchaser Group shall unconditionally and irrevocably waive) any rights and claims it may have against any director, employee, officer or agent or adviser of any member of the Seller Group or any Transferred Company and against any Transferred Employees in respect of any information that any such person has in any capacity supplied or omitted to supply to the Purchaser in connection with the negotiation and preparation of this Agreement and the Transaction Documents, the Warranties, the Disclosure Letter or the VDR.
20.4    The rights and remedies conferred on any member of the Purchaser Group under this Agreement:
(a)    shall not be affected or limited, and the amount recoverable shall not be reduced, on the grounds that any member of the Purchaser Group may before Completion have had actual, constructive or imputed knowledge of the matter giving rise to the claim (subject to matters Disclosed); and
(b)    shall not be affected or limited by any investigation made by or on behalf of any member of the Purchaser Group into the Business.
20.5    The provisions of Schedule 9 (Tax Covenant) shall take effect:
(a)    from the date of this Agreement insofar as they relate to the Tax Warranties; and otherwise
(b)    from Completion insofar as they relate to the Transferred Companies other than LNSM; and
(c)    from LNSM Completion insofar as they relate to LNSM.
21.    Purchaser’s Warranties
The Purchaser warrants to the Seller that, as at December 2, 2020, as at Completion and as at LNSM Completion:
(a)    it and the other Purchasing Entities that are or will be parties to any Transaction Documents have been or will be duly formed and are or will be validly existing under the laws of the respective jurisdiction of incorporation;
(b)    it and the other Purchasing Entities that are or will be parties to any Transaction Documents have or will have the requisite capacity, power and authority to enter into and perform the Transaction Documents to which each is or will be a party and that their respective obligations under the Transaction Documents to which each is or will be a party constitute valid and binding obligations of the Purchaser and the Purchasing Entities, as applicable, in accordance with their terms;

(c)    the execution and delivery of, and the performance, by the Purchaser and the other Purchasing Entities that are or will be parties to any Transaction Documents, of their respective obligations under, this Agreement and the applicable Transaction Documents will not:
(i)    result in a material breach of any provision of the articles of association or other constitutional documents of the Purchaser and the relevant Purchasing Entities;
(ii)    result in a material breach of, or constitute a material default under, any instrument to which the Purchaser or the relevant Purchasing Entities are parties or by which they are bound;
(iii)    result in a breach of any Governmental Order by which the Purchaser or the relevant Purchasing Entities are bound; nor
(iv)    (with the exception of the matters set out in clause 5.1(a)) require any consent of any Governmental Entity, their shareholders or any other persons;
(d)    The Purchaser has delivered to the Seller a true, complete and correct copy of the Equity Commitment Letter pursuant to which the Sponsors have committed to provide to the Purchaser the amount of equity financing set forth therein (the “Equity Financing”). Except as set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies to the obligations of the parties thereto to fund the full amount of the Equity Financing that could reduce the amount of, or delay the funding of, the Equity Financing. The Equity Commitment Letter is duly executed and delivered by, and is a legal, valid and binding obligation of, each party thereto. The Equity Commitment Letter is in full force and effect, has not been withdrawn, terminated or modified in any respect and no withdrawal, termination, modification is contemplated. No event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder by any party thereto and there are no facts or circumstances that could reasonably be expected to result in a failure to be satisfied of the conditions to the funding of the full amount of the Equity Financing.
22.    Covenant to Pay Relating to Hazardous Substances
22.1    Following the LNSM Completion, the Seller covenants to pay LNSM an amount equal to all actual, reasonable, documented, out-of-pocket expenses incurred by LNSM for the following activities, to the extent relating to Hazardous Substances or Contamination present at the Saluggia Campus prior to or as of the LNSM Completion Date and to the extent that such activities are performed between the LNSM Completion Date and the 7th anniversary thereof:
(a)    the disposal of Hazardous Substances at, or the decommissioning, closure, clean-up and rehabilitation of any facility or activity of, the Saluggia Campus or of any surrounding areas to the extent required by Hazardous Substances Laws or Governmental Orders issued pursuant to Hazardous Substances Laws;

(b)    adopting preventive or emergency measures or taking remedial actions to the extent required by Hazardous Substances Laws or Governmental Orders issued pursuant to Hazardous Substances Laws following the detection, accidental or otherwise, of Contamination, including any such measure consisting in investigation, sampling or analysing of soil and subsoil, filling materials, air, surface water, shallow and groundwater carried out carried out to detect or monitor the Contamination;
(c)    restoring, rehabilitating or replacing natural resources or otherwise compensating for environmental damage caused by or correlated to Contamination to the extent required by Hazardous Substances Laws or Governmental Orders issued pursuant to Hazardous Substances Laws; or
(d)    compensating, pursuant to an enforceable court order by a court of competent jurisdiction (subject to the Seller’s right to be reimbursed to the extent that such decision is subsequently reversed) or a settlement consented to by the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), damages suffered by third parties as a result of (i) Contamination, (ii) the presence, handling or disposal of Hazardous Substances or (iii) the decommissioning, closure, clean-up or rehabilitation of any facility or activity of the Saluggia Campus or of any surrounding areas.
22.2    There shall be no payment obligation under this clause 22 with respect to any expenses to the extent that:
(a)    such expenses are caused, triggered, increased or discovered as a result of:
(i)    any invasive investigation by or on behalf of the Purchaser or the members of its Group, unless such investigation is required by Applicable Law or a Governmental Order that would be violated if such investigation was not undertaken at such time;
(ii)    a negligent act of, or wilful misconduct by, the Purchaser, the members of its Group or any third party acting on behalf of the Purchaser or the members of its Group; or
(iii)    activities that are not required under Hazardous Substances Laws or Governmental Orders issued pursuant to Hazardous Substances Laws, that are conducted in accordance with standards that are higher than those required under Hazardous Substances Laws or that a reasonable person seeking to minimize the amount of such expenses would not conduct; or
(b)    in respect of any fiscal year, such expenses otherwise payable under this clause 22 do not exceed EUR 438,000 in such fiscal year, it being understood that, once such expenses exceed EUR 438,000 in such fiscal year, the Seller shall be required to pay solely the amount in excess of EUR 438,000; or
(c)    such expenses otherwise payable under this clause 22 (the “Hazardous Substances Expenses”) do not exceed, in the aggregate, the lower of: (A) an amount equal to the positive difference, if any, between (i) the Distribution LNSM Liquid Funds and (ii) the aggregate amount of any such distributions actually made by LNSM during the Transition Period; and (B) the Liquid Funds of LNSM as of the LNSM Completion Date (such amount equal to the lower of (A) and (B) the “Hazardous Substances Expenses Funded Amount”); it being understood that: (a) the limitations to the Seller’s payment obligation connected with the Hazardous Substances Expenses Funded Amount set forth under this paragraph (c) shall apply only insofar as, after the LNSM Completion Date, the outstanding LNSM receivables (including under cash pooling arrangements) from the Seller Group are timely paid by the Seller Group thus providing LNSM with the cash to pay any Hazardous Substances Expenses, when due; and (b) once the Hazardous Substances Expenses exceed the Hazardous Substances Expenses Funded Amount, the Seller shall be required to pay solely the amount in excess of the Hazardous Substances Expenses Funded Amount.
22.3    Prior to the earlier of the LNSM Completion and termination of the LNSM Rights and Obligations under clause 9(E):
(a)    the Seller shall not and shall cause LNSM and any other member of the Seller Group not to (i) file with Governmental Entities any plan, project, assessment, however preliminary, addressing the decommissioning, closure, clean-up and rehabilitation of any facility or activity of, the Saluggia Campus or of any surrounding area, or (ii) discuss with Governmental Entities or however commit to the carrying out of any Hazardous Substances Activities, in each case without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed, provided that no such approval will be required (x) to the extent that failure to file, commit, hold discussions or perform any other activity would constitute a breach of Applicable Law or (y) if the amount of the Hazardous Substances Expenses set forth, proposed, committed to or discussed is equal to or lower than the greater of (i) the Hazardous Substances Indemnity Cap and (ii) the Distribution LNSM Liquid Funds at the relevant time;
(b)    the Seller, if so requested by the Purchaser, shall involve the Purchaser in the preparation of any plan referred to in paragraph (a)(i) above and in any discussion with Govenrnmental Entities referred to in paragraph (a)(ii) above, and shall consider in good faith any reasonable comments or requests made by the Purchaser in relation thereto.
22.4    Following the LNSM Completion, the Purchaser shall involve the Seller in the preparation of the plan for the deactivation (disattivazione) of the Saluggia Campus to be filed with Governmental Entities and shall consider in good faith any reasonable comments made by the Seller. The Purchaser shall not file the plan for the deactivation (disattivazione) of the Saluggia Campus without the prior written approval of the Seller, which may not be unreasonably withheld, conditioned or delayed.

23.    Limitations
The Seller’s liability in respect of Claims will be limited as provided in Schedule 5 (Seller’s Limitations on Liability).
24.    Purchasing Entities
24.1    Subject to the remainder of this clause 24, at any time prior to the date that is five (5) Business Day prior to the Applicable Completion Date, the Purchaser may deliver written notice to the Seller designating one or more of the members of its Group (each, a “Designated Purchaser”) to acquire the LN Canada Shares, the LNSM Shares, the NewCo Shares or any of the Local Businesses or to enter into Local Transfer Documents, it being understood that any such designation shall not relieve the Purchaser of any liability hereunder or under any such Local Transfer Documents.
24.2    Any member of the Purchaser Group designated pursuant to clause 24.1:
(a)    must be a member of the Purchaser Group at the time of designation and at the Applicable Completion Date; and
(b)    subject to clause 24.6 below, shall cease to be a Designated Purchaser and a Purchasing Entity and to have any rights under the Deed of Adherence and this Agreement (including under clause 24.5 and with respect to any Claims arising prior to such cessation) if it ceases to be a member of the Purchaser Group.
24.3    Any member of the Purchaser Group designated pursuant to clause 24.1 shall, as a condition to the designation, enter into a Deed of Adherence and shall not constitute a Designated Purchaser and a Purchasing Entity for the purposes of this Agreement until it has done so.
24.4    No member of the Seller Group shall have any greater liability under this Agreement or any other Transaction Document as a result of any designation pursuant to clause 24.1 than if such designation had never occurred.
24.5    Each Purchasing Entity shall have, on a several basis, only the rights, benefits, obligations and liabilities under this Agreement or in relation to a breach thereof to the extent that those rights and liabilities or the relevant breach relate to or affect the Transferred Shares (including the relevant underlying businesses) and/or the Local Business(es) it has been designated to purchase under this Agreement or otherwise arise in connection with the sale of those Transferred Shares or Local Businesses to such Purchasing Entity (in each case, as if the Purchasing Entity was named herein as the Purchaser). For the avoidance of doubt, each Purchasing Entity shall be entitled to enforce any provisions in this Agreement which are expressly stated to be for the benefit of a Designated Purchaser, a Purchasing Entity or any member of the Purchaser Group, in accordance with the terms, and subject to the conditions, of such provisions.
24.6    Clause 24.2(b) shall not apply in relation to the Designated Purchaser of the LNSM Shares, provided that such Designated Purchaser shall be the Designated Purchaser of the LNSM Shares only and shall not acquire, at the LNSM Completion or at any other time, additional Transferred Shares, Transferred Assets or portions of the Business (the “LNSM Designated Purchaser”). The LNSM Designated Purchaser may continue to enforce its rights under the Deed of Adherence and this Agreement if the LNSM Designated Purchaser ceases to be a member of the Purchaser Group and the Seller has provided its prior written consent to such cessation. For these purposes, the Seller may not unreasonably withhold or delay its consent, it being understood that it would be unreasonable for the Seller to withhold its consent where the LNSM Designated Purchaser will cease to be a member of the Purchaser Group in circumstances where it is acquired by a Qualified Multi-Utility, provided that the LNSM Designated Purchaser retaining its rights under the Deed of Adherence and this Agreement shall be without cost to, and shall not result in any increased liability or adversely affect the rights of, the Seller. Following its exit from the Purchaser Group, the LNSM Designated Purchaser shall continue to be deemed as a member of the Purchaser Group for all purposes of Schedule 5 (Seller’s Limitations on Liability).
25.    No Set-off, Deductions or Withholdings
25.1    Except as expressly provided under this Agreement, any payment to be made by any party under this Agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.
25.2    All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by Applicable Law provided that if the payee claims the benefit of any lower applicable rate of Taxes available to the payee by virtue of any international Tax convention, Tax treaty, or other exemption to which the payee claims to be entitled, the payee will, at the request of the payer, provide to the payer such forms, certificates, affidavits, declarations, indemnities, or other documents duly completed, as the payer may determine, in its sole discretion, acting reasonably, to be necessary or desirable to enable the payer to deduct, withhold, and remit such lesser amount of Tax from such payment as may be permitted by Applicable Law. If any such deduction or withholding is required by Applicable Law then the payer shall, subject to clauses 24.4, 28.2(a) and 28.3, pay the payee such additional amount as will, after such deduction or withholding has been made, leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.
25.3    To the extent the payee or any affiliate of the payee obtains a Relief (reasonable endeavours having been used to obtain the Relief) in respect of any deduction or withholding in respect of which an additional amount has been paid under clause 25.2 above, the payee shall pay to the payer, within ten (10) Business Days of obtaining the benefit of the Relief, an amount equal to the lesser of the value of the Relief obtained and the additional sum paid under clause 25.2 (leaving the payee in no better and no worse after Tax position than it would have been in if the deduction or withholding had not been required or the Tax had not been charged (as applicable)).

26.    Effect of Completion
Any provision of this Agreement and the other Transaction Documents which is capable of being performed after but which has not been performed at or before Completion and, all warranties, indemnities, covenants and other undertakings and obligations contained in or entered into in accordance with this Agreement and the other Transaction Documents shall remain in full force and effect notwithstanding Completion.
27.    Remedies and Waivers
27.1    No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:
(a)    affect such right, power or remedy; or
(b)    operate as a waiver of it.
27.2    The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.
27.3    Except as otherwise expressly stated in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.
28.    Assignment
28.1    Liabilities and obligations under this Agreement shall not be assignable or transferable, except as specified in this clause 28.
28.2    Subject to the remainder of this clause 28.2, the benefits of this Agreement shall not be assignable except that any party may, upon giving written notice to the other, assign the benefits of this Agreement to a member of its Group, provided that:
(a)    such assignment shall be without cost to, and shall not result in any increased liability, or any reduction in the rights, of, the other party;
(b)    if such assignee shall subsequently cease to be a member of the applicable Group, the original assigning party shall procure that prior to the assignee ceasing to be a member of the applicable Group it shall assign the benefits of this Agreement assigned to it to the original party or (upon giving further written notice to the other parties) to another member of the applicable Group.
28.3    The Purchaser shall be entitled to assign any or all its rights and benefits (subject to the limitations and qualifications set forth herein) (but not its liabilities and obligations) under this Agreement relating to LNSM to any person to which the Purchaser or any member of its Group transfers the LNSM Shares, provided that (i) the Seller shall have provided its consent to such assignment, not to be unreasonably withheld or delayed, it being understood that it would be unreasonable for the Seller to withhold its consent to any such assignment to a Qualified Multi-Utility, and (ii) such assignment shall be without cost to, and shall not result in any increased liability or adversely affect the rights of, the Seller.
28.4    The assignee of the Purchaser’s rights and benefits under clause 28.3 shall be deemed as a member of the Purchaser Group for all purposes of Schedule 5 (Seller’s Limitations on Liability).
28.5    Any purported assignment in contravention of this clause 28 shall be void.
29.    Further Assurance
Each party will, from time to time on being required to do so by the other party and so far as it is reasonably able to do so, promptly and at the expense of the requesting party do or procure the doing of all such acts and execute or procure the execution of all such documents as are necessary for giving full effect to this Agreement.

30.    Entire Agreement
30.1    This Agreement and the other Transaction Documents together set out the whole agreement between the parties and the members of their respective Groups in respect of the Transaction and supersede and extinguish any prior agreements, understandings, undertakings, arrangements, representations and warranties (whether oral or written) relating to the Transaction. It is agreed that:
(a)    no party or any member of the respective Group in entering into this Agreement or the other Transaction Documents relies on or shall have any remedy in respect of, any prior drafts or prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Agreement or not and whether written or oral) in relation to the Transaction;
(b)    no party (or any of its Group members or representatives) shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of any other party (or any of its Group members or representatives) in relation to the Transaction which is not expressly set out in this Agreement or any other Transaction Document, and no party (or any of its Group members representatives) shall have any claim or remedy in respect of innocent or negligent misrepresentation or negligent misstatement based on any statement in this Agreement;
(c)    any terms or conditions implied by Applicable Law in any jurisdiction in relation to the Transaction (including, for the avoidance of doubt and without limitation, any representations, warranties, indemnities and statutory non-competition obligations) are excluded to the fullest extent permitted by Applicable Law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;
(d)    the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document and any of the transactions contemplated herein or therein shall be according to, or for breach of, this Agreement or the relevant Transaction Document; and
(e)    except for any liability according to, or in respect of a breach of, this Agreement or any other Transaction Document, no party (or any of its Group members or representatives) shall owe any duty of care or have any liability in tort or otherwise to any other party (or its respective Group members or representatives) in relation to the Transaction, provided that this clause shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.
30.2    Each party agrees to the terms of this clause 30 on its own behalf and on behalf of each of its Group members and representatives.
31.    Notices
31.1    A notice under this Agreement shall only be effective if it is in writing (which shall include email).
31.2    Notices under this Agreement shall be sent to a party at its address or number and for the attention of the individual set out below:
(a)    Seller
20 Eastbourne Terrace London, England
Attention: Keyna P. Skeffington and Megan Menagh Zielonko
Email address: keyna.skeffington@livanova.com and megan.menagh@livanova.com
With a copy (which shall not constitute notice) to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza, 1 Liberty Pl, New York, NY 10006, United States
Attention: Matthew P. Salerno
Email address: msalerno@cgsh.com
(b)    Purchaser
1 rue de Hildegard von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg
Attention Alyson Greenwood and Alex Tanase
Email address ag@gyruscapital.com and Alex.Tanase@alterdomus.com
With a copy (which shall not constitute notice) to:
Nctm Studio Legale
Via Agnello 12, Milano, 20121, Italy
Attention: Matteo Trapani
Email address: matteo.trapani@nctm.it

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause.
31.3    Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:
(a)    if delivered personally, on delivery;
(b)    if sent by first class post, two (2) clear Business Days after the date of posting;
(c)    if sent by airmail, six (6) clear Business Days after the date of posting; and
(d)    if sent by email, when sent, provided that no delivery failure notices are received.
31.4    Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.
31.5    The provisions of this clause shall not apply in relation to the service of Service Documents.
32.    Announcements
32.1    The parties have made a joint announcement of the Transaction on terms mutually agreed. Except for this joint announcement, no other announcement concerning the Transaction shall be made by any party without the prior written approval of the other party. This clause does not apply in the circumstances described in clause 32.2.
32.2    A party may, after consultation with the other party, make an announcement concerning the Transaction if required by:
(a)    Applicable Law; or
(b)    any Governmental Entity to which that party is subject or submits, wherever situated, whether or not the requirement has the force of law.
32.3    The restrictions contained in this clause shall continue to apply after Completion or the termination of this Agreement without limit in time, provided that such restrictions do not apply to announcements containing only information already disclosed to the public.
33.    Confidentiality
33.1    Each party shall (and ensure that its Representatives (as defined below) shall) treat as confidential, maintain in confidence, and not disclose to any person (except as this clause 33 expressly permits) any and all Confidential Information. “Confidential Information” means:
(a)    (in relation to the obligations of the Purchaser) any non-public information received or held by the Purchaser (or any of its Representatives), including in the performance of any Transaction Document, relating to the Seller Group or, prior to the Applicable Completion, any of the Existing Companies and NewCo and/or the Business or, following the Applicable Completion, any of the LNSM Non-HV Business, the LN Canada Non-HV Business and the Excluded Assets;
(b)    (in relation to the obligations of the Seller) any non-public information received or held by the Seller (or any of its Representatives), including in the performance of any Transaction Document, (i) relating to the Purchaser Group or, following the Applicable Completion, any of the Existing Companies or NewCo and (ii) following the Applicable Completion, exclusively related to the Business; and
(c)    any information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents, and includes written information and information transferred or obtained orally, visually, electronically or by any other means.
“Representatives” means, in relation to a party, a member of its Group and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of a member of its Group.
33.2    Notwithstanding the other provisions of this clause, subject to paragraph 2.2 of Schedule 7 (Intellectual Property), a party may disclose the Confidential Information:
(a)    to the extent required by Applicable Law or to enforce any right in any legal or arbitral proceedings, or for purposes of any clinical, regulatory, or quality requirement;
(b)    to the extent required by any Governmental Entity or any Tax Authority to which that party is subject or submits, wherever situated, whether or not the requirement has the force of law;
(c)    to its professional advisers, auditors and bankers provided they have a duty to keep such information confidential;
(d)    to the extent the information has come into the public domain through no fault of that party;
(e)    to the extent the information was lawfully in the possession of that party without any obligation of confidentiality prior to its being received or hold, except that this clause (e) shall not apply to (i) (in relation to the obligations of the Seller) Confidential Information held by a member of the Seller Group as at the Applicable Completion Date that relates exclusively to the Business or (ii) (in relation to the obligations of the Purchaser) Confidential Information held by a member of the Purchaser Group (including, after the Applicable Completion, any Existing Company or NewCo) that relates to any of the LNSM Non-HV Business, the LN Canada Non-HV Business and the Excluded Assets;

(f)    to the extent required to be disclosed to its employees or Employee Representatives under any Applicable Law; or
(g)    if and to the extent the other party has given prior written consent to the disclosure.
Any information to be disclosed pursuant to paragraphs (a) or (b) shall be disclosed only after consultation with the other party.
33.3    The restrictions contained in this clause 33 shall continue to apply after Completion or the termination of this Agreement without limit in time.
33.4    Without prejudice to clauses 33.1 to 33.3, (i) the Seller covenants with the Purchaser that the Seller shall, and shall procure that all members of the Seller Group, after the Applicable Completion destroy (or cause to be destroyed) all copies of the Business Information and Records in the possession or under the control of Seller Group, except as needed by any member of the Seller Group to perform the TSA, it being understood that – in such a case – the Seller shall, and shall procure that all members of the Seller Group, destroy (or cause to be destroyed) all copies of the Business Information and Records promptly after the full termination of the TSA and (ii) the Purchaser covenants with the Seller that the Purchaser shall, and shall procure that all members of the Purchaser Group, after the Applicable Completion destroy (or cause to be destroyed) all copies of the Excluded Information and Records in the possession or under the control of any Existing Company, NewCo or any other member of the Purchaser Group, except as needed by any member of the Purchaser Group to perform the TSA, it being understood that – in such a case – the Purchaser shall, and shall procure that all members of the Purchaser Group, destroy (or cause to be destroyed) all copies of the Excluded Information and Records promptly after the full termination of the TSA; provided that, in the case of each of (i) and (ii), the party required to destroy (or cause to be destroyed) the relevant copies (x) shall only be required to take all commercially reasonable steps to destroy such copies from any computer or other electronic device, (y) shall be permitted to retain any copy thereof which is required to be retained by Applicable Law or for the purposes of any legal or arbitral proceedings, or any clinical, regulatory, or quality requirement, or to the extent required by any Governmental Entity or any Tax Authority to which that party is subject or submits, wherever situated, whether or not the requirement has the force of law, and (z) shall not be required to destroy Confidential Information that is automatically archived or stored in its back-up data.
34.    Transaction Personal Data
34.1    To the extent that the Purchaser receives any Transaction Personal Data prior to the Applicable Completion it shall process such Transaction Personal Data in compliance with the terms of the Integration DDA.
34.2    The parties agree that, with respect to any Transaction Personal Data in the period prior to the Applicable Completion, (i) the Seller (or other relevant member of the Seller Group) shall remain primarily responsible to the relevant data subjects for compliance with any obligations under Applicable Law relating to the processing of

Personal Data and the Purchaser shall cooperate with the Seller in connection with the same, at the Seller’s request; (ii) the Seller (or other relevant member of the Seller Group) shall remain the sole point of contact for the relevant data subjects and the Purchaser shall inform the Seller without undue delay if it receives any communication from such data subjects in connection with the processing of their Personal Data (or from a data protection regulator in connection with the processing of such Personal Data).
34.3    If the Seller or the Purchaser terminates this Agreement as provided herein, the Purchaser shall promptly deliver to the Seller all Transaction Personal Data in its possession or in the possession of any of its representatives, including all copies, reproductions, summaries or extracts thereof.
34.4    The Seller and the Purchaser agree to enter into such additional contractual agreements or take such additional steps as the other party deems reasonably necessary to ensure that the disclosure of Transaction Personal Data complies with Applicable Law.
35.    Costs, Expenses and Tax
(A)    Costs and Expenses
35.1    Except as otherwise expressly stated in this Agreement, each party shall pay its own costs and expenses in relation to the negotiations leading up to the sale of the Business and the preparation, execution and carrying into effect of this Agreement and the other Transaction Documents.
(B)    VAT
35.2    All sums payable under, pursuant to or in accordance with this Agreement shall be exclusive of VAT (if any). If anything done under, pursuant to or in accordance with this Agreement is a supply on which VAT is chargeable, the recipient of that supply shall promptly pay to the maker of it (in addition to any other amounts payable under this Agreement) an amount equal to any VAT so chargeable for which the maker of the supply (or, if relevant, any other member of the VAT group to which it belongs) is liable to account. The maker of the relevant supply shall provide a valid VAT invoice (or equivalent, if any) to the recipient of the relevant supply.
35.3    If VAT is chargeable in respect of the sale and purchase of all or some of the Transferred Shares or Local Transferred Assets, the Seller and the Purchaser acknowledge that a VAT invoice in respect thereof may be required to be issued by the Seller (or the relevant Local Seller) to the Purchaser (or the relevant Designated Purchaser), and payment in respect thereof may be required to be made, prior to the determination of the Final Allocation.
35.4    The amounts reflected in the Completion Date Allocation shall be used for the purposes of any VAT invoice to be issued by the Seller (or any relevant Local Seller) and for determining the amount of any VAT that is payable on or after the Completion Date but before the determination of the Final Allocation.
35.5    If as a result of the Final Allocation, the amount of VAT payable as reported on any VAT invoice originally issued is incorrect, the Seller (or the relevant Local Seller)

shall issue to the Purchaser (or the relevant Designated Purchaser) an amended VAT invoice, or any other valid or required documentation, consistent with the Final Allocation.
35.6    If the amount of VAT that is required to be paid as a result of the Final Allocation is less than the amount of VAT originally paid, the Seller shall use (or shall cause the relevant Local Seller to use) commercially reasonable efforts to recover (by way of credit, repayment or otherwise) from the relevant Tax Authority any such overpaid VAT and shall repay (or shall cause the relevant Local Seller to repay) any amount so recovered to the Purchaser (or the relevant Designated Purchaser) within five (5) Business Days of receipt thereof, together with a valid credit note (if required) in respect of the overpayment.
35.7    If the amount of VAT that is required to be paid as a result of the Final Allocation is greater than the amount of VAT originally paid, the Purchaser shall pay (or shall procure that the relevant Designated Purchaser shall pay) within two (2) Business Days after the determination of the Final Allocation or (if later) within two (2) Business Days following the provision of the amended VAT invoice, an additional amount equal to the amount of the underpayment to the Seller (or the relevant Local Seller) for remittance to the relevant Tax Authority and the Seller (or the relevant Local Seller) shall within the same time period provide Purchaser (or the relevant Designated Purchaser) with a valid debit note (if required) in respect of such additional VAT payment. The Seller and the Purchaser shall equally bear any interest and penalties charged due to late payment of such VAT (other than to the extent (if any) that such interest and penalties are due to the actions of either the Seller or the Purchaser (or any member of their respective Groups), in which case the Seller or the Purchaser shall bear the relevant interest or penalties, as appropriate).
(C)    Transfer Taxes
35.8    The Purchaser shall economically bear and ultimately pay all Transfer Taxes arising as a consequence of this Agreement or any transaction or action in connection with this Agreement or any other Transaction Document (including any Local Transfer Document), regardless of how, when or against which person or entity the relevant Transfer Tax is assessed (but excluding any Transfer Tax, if any, arising, directly or indirectly, from the Italian Business Carve-Out, the LNSM HV Service Business Carve-Out or the Reverse Carve-Outs). The Purchaser shall indemnify the Seller and each other member of the Seller Group against all such Transfer Taxes (but excluding any Transfer Tax, if any, arising, directly or indirectly, from the Italian Business Carve-Out, the LNSM HV Service Business Carve-Out or the Reverse Carve-Outs). The Seller and the Purchaser shall reasonably cooperate, and cause the members of their respective Groups to reasonably cooperate, in order to comply with all notification or Tax filing obligations in connection with Transfer Taxes.
(D)    Notarisation Fees
35.9    The Purchaser shall bear and pay all notarisation and registration fees arising as a consequence of this Agreement, the Transaction or any transaction or action in connection with this Agreement or any other Transaction Document (including any Local Transfer Document). The Purchaser shall indemnify and hold harmless the

Seller and each other member of the Seller Group against all such notarisation and registration fees.
(E)    Tax Certificates
35.10    The Seller shall deliver to the Purchaser: (i) the First Tax Certificate within 2 Business Days following the issuance of the same by the competent Italian Tax Governmental Entity or give evidence that no First Tax Certificate has been issued within 40 days following the filing made by SGI; (ii) the Updated Tax Certificate within 2 Business Days following the issuance of the same by the competent Italian Tax Governmental Entity or give evidence that no Updated Tax Certificate has been issued within 40 days following the filing made by SGI or LNSM,as the case may be, or NewCo.
36.    Counterparts
This Agreement may be entered into in any number of counterparts, and by the parties on separate counterparts, all of which when duly executed and delivered will together constitute one and the same instrument.
37.    Invalidity
If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:
(a)    the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or
(b)    the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.
38.    Third Party Rights
38.1    A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms, except that:
(A)    any employees, officers, agents or advisers of any member of the Seller Group or any Transferred Company, and any Transferred Employees will be entitled to enforce the terms and will have the benefit of the provisions of clause 20.3 which are, or are stated to be, for their benefit;
(B)    any other member of the Seller Group will be entitled to enforce the terms and will have the benefit of the provisions of clauses 2.9, 3.12, 3(B) to 3(F), 3.18, 5.5, 8.7, 11.7, 12.2, 12.5, 12.7, 14.4, 18.1, 33 and 35, which are, or are stated to be, for their benefit;
(C)    subject to clause 38.3 below, each member of the Purchaser Group will, with effect from Completion, be entitled to enforce the terms and will have the benefit of the provisions of clauses 2.11, 3(B) to 3(F), 3.14, 3.15, 3.19, 4(A), 4.6, 5.5(c), 8.7, 12.1, 12.3, 12.5, 12.8, 12.13, 12

.14, 13, 14.5, 14.6(d), 18.2, 19.2, 22, 24.5, 33, and Schedule 6 (Transfer of Specified Authorisations) and Schedule 7 (Intellectual Property) (as to Schedule 7, only with respect to the provisions that are expressly stated to be for the benefit of the relevant members of the Purchaser Group), which are, or are stated to be, for their benefit; and
(D)    the Transferred Employees will be entitled to enforce the terms and will have the benefit of the provisions of clause 8.7 which are, or are stated to be, for their benefit.
but this Agreement may be amended or varied by the parties in any way, or terminated, in accordance with its terms without any such person’s consent.
38.2    Any claims brought by any member of the Purchaser Group will be subject to and regulated in accordance with Schedule 5 (Seller’s Limitations on Liability), and the Purchaser shall have the sole and exclusive conduct of such claims as agent for, and/or acting on behalf of, any such member of the Purchaser Group.
38.3    Subject to clause 38.4 below, the right of each member of the Purchaser Group to enforce the terms and have the benefit of the provisions set out in clause 38.1(C) shall cease (including in respect of any Claims arising prior to such cessation) if it ceases to be a member of the Purchaser Group.
38.4    Clause 38.3 shall not apply in relation to LNSM, and LNSM may continue to enforce the terms and have the benefit of the provisions set out in clause 38.1(C), if LNSM ceases to be a member of the Purchaser Group and the Seller has provided its prior written consent to such cessation. For these purposes, the Seller may not unreasonably withhold or delay its consent, it being understood that it would be unreasonable for the Seller to withhold its consent where LNSM will cease to be a member of the Purchaser Group in circumstances where it (or any person(s) that controls it) is directly or indirectly acquired by a Qualified Multi-Utility, provided that LNSM retaining the benefit of the provisions set out in clause 38.1(C) shall be without cost to, and shall not result in any increased liability or adversely affect the rights of, the Seller. Following its exit from the Purchaser Group, LNSM shall continue to be deemed as a member of the Purchaser Group for all purposes of Schedule 5 (Seller’s Limitations on Liability).
39.    Governing Law and Jurisdiction
39.1    This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or noncontractual, is to be governed by and determined in accordance with English law.
39.2    The courts of England are to have exclusive jurisdiction to settle any dispute, whether contractual or noncontractual arising out of or in connection with this Agreement. Each party irrevocably submits and agrees to submit to the jurisdiction of the English courts.

40.    Specific Performance and Other Remedies
Each party agrees that the obligations imposed on it in this Agreement are special, unique and of an extraordinary character, and that in the event of their breach, damages alone would not be an adequate remedy, and each party shall be entitled to the remedies of specific performance, injunction and other equitable relief; and each party further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such specific performance relief and that it will not raise any objection to the application by the other party or any member of its Group or their respective agents for any such remedies.
41.    Agent for Service
41.1    The Purchaser irrevocably appoints Gowling WLG (UK) LLP of c/o Company Secretarial Team, Gowling WLG (UK) LLP, Two Snowhill, Birmingham, B4 6WR, United Kingdom, to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.
41.2    If the agent at any time ceases for any reason to act as such, the Purchaser shall appoint a replacement agent having an address for service in England or Wales and shall notify the Seller of the name and address of the replacement agent. Failing such appointment and notification, the Seller shall be entitled by notice to the Purchaser to appoint a replacement agent to act on behalf of the Purchaser. The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.
41.3    A copy of any Service Document served on an agent shall be sent to the Purchaser in accordance with clause 31. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.
42.    Delivery of Agreement
The parties do not intend this Agreement to be delivered by, or to become legally binding on, any of them until the date of this Agreement is written at its head, notwithstanding that one or more of them may have executed this Agreement prior to that date being inserted.
IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

LIVANOVA PLC

By: /s/ Damien McDonald
Name: Damien McDonald
Title: Director

MITRAL HOLDCO S.À R.L.

By: /s/ Alyson Greenwood
Name: Alyson Greenwood
Title: Director

Schedule 1
(Definitions and Interpretation)
1.    Definitions
In this Agreement and the schedules and the attachments to it:

ABL Agreement
means the Credit Agreement entered into on December 30, 2020 among LivaNova USA, Inc., as administrative borrower, the other borrowers party thereto, the Seller, as holdings, ACF FinCo I LP, as administrative agent, ACF FinCo I LP, as collateral agent, and the lenders from time to time party thereto, as from time to time amended and/or supplemented;

Accounting Firm
means such international independent public accounting firm (to the extent reasonably possible, having offices in the countries which the Disputed Items are related to) as will be agreed to by the Purchaser and the Seller; provided that if the Purchaser and the Seller are unable to agree on an international independent public accounting firm that will accept such appointment within 90 days after the Completion Date, either party may request that the President of the Institute of Chartered Accountants in England and Wales (or any of his or her deputies) appoints an internationally recognized public accounting firm that has not had a material relationship with either of the parties in the preceding two years and, upon such appointment, “Accounting Firm” shall mean such firm, and provided further that if the Purchaser and Seller are unable to agree the terms of engagement of such Accounting Firm, the President of the Institute of Chartered Accountants in England and Wales (or any of his or her deputies) may agree any reasonable terms of engagement on behalf of the parties, which they shall be required to accept. It remains understood that there may be two different Accounting Firms for purposes of clauses 6 and 9;

Accounting Firm’s Report	has the meaning given in clause 6.7;
Accounting Principles
means: (i) in general, US GAAP, (ii) in the case of the EC Reference Accounts, the accounting principles respectively applied by each of LNSM and LN Canada for drafting their financial statements in compliance with Applicable Law;

Adjustment Amount	has the meaning given in clause 6.9;
Agreement	means this agreement;
Allowed Solicitation Activities	has the meaning given in clause 12.2;
Alternate Arrangement	has the meaning given in clause 13.5(a);
Antitrust Clearance
means the approval of the Transaction, either tacit or express, by the Turkish Competition Authority under Law No. 4054 on the Protection of Competition and Communiqué No. 2010/4 on Mergers and Acquisitions Requiring the Approval of the Turkish Competition Board;

Antitrust Condition	has the meaning given in clause 5.1(c);
Applicable Completion
means (i) with respect to the sale and purchase of the LN Canada Shares and the NewCo Shares, Completion, (ii) with respect to the transfer of any Local Businesses, the relevant Deferred Completion (except for the Local Businesses based in Switzerland, Norway Sweden and Austria, to which clause 8.5 applies) and (iii) with respect to the sale and purchase of the LNSM Shares, the LNSM Completion;

Applicable Completion Date
means (i) with respect to the sale and purchase of the LN Canada Shares and the NewCo Shares, the Completion Date, (ii) with respect to the transfer of any Local Businesses, the relevant Deferred Completion Date (except for the Local Businesses based in Switzerland, Norway Sweden and Austria, to which clause 8.5 applies) and (iii) with respect to the sale and purchase of the LNSM Shares, the LNSM Completion Date;

Applicable Environmental Law
means any Applicable Law relating to the environment, natural resources, pollutants, contaminants, wastes, chemicals, public or workers' health and safety, including any Applicable Law pertaining to (a) the treatment, storage, disposal, generation and transportation of toxic or hazardous substances or waste, (b) air, water and noise pollution, (c) groundwater and soil contamination or potential contamination, (d) the release or threatened release into the environment of toxic or hazardous substances or waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals, (e) the manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, (g) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species;

Applicable Law
means any applicable supra-national, federal, national, state, provincial, territorial, municipal or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree, administrative interpretation or other requirement or rule of law or legal process (including common law), or any other order of, or agreement issued, promulgated or entered into by, any Governmental Entity or any rule or requirement of any stock exchange;

Appraisal	has the meaning given in clause 3.1(b);
Assumed Employee Liabilities	means all obligations and liabilities of the Seller Group which are owed to or in respect of the Transferred Employees other than the Excluded Employee Liabilities;

Assumed Payables
means, in relation to each Local Business and the Italian Business, all Payables owed by the relevant Selling Entity:
(i)    due under the Transferred Contracts; or
(ii)    otherwise to the extent arising from the operation of the Business;

Austrian FDI Clearance
means (i) the written decision issued by the Austrian Federal Ministry for Digital and Economic Affairs (Bundesministerium für Digitalisierung und Wirtschaftsstandort) taken in accordance with Section 7(2), Section 7(3), or Section 9(3) of the Austrian Investment Control Act 2020 (a) giving its approval to the Transaction or (b) confirming that the Transaction falls outside of the scope of said provisions, or (ii) approval due to the lapse of the applicable procedural timelines, without a written decision having been issued by the Austrian Federal Ministry for Digital and Economic Affairs (Bundesministerium für Digitalisierung und Wirtschaftsstandort), in accordance with Section 7(2), Section 7(3), or Section 9(4) of the Austrian Investment Control Act 2020;

Authorisation
means any permit, authorisation, approval, registration, permission, approval, notice, consent, clearance (nulla-osta), exemption, conformity certificate, granted by any Governmental Entity, including by the passing of time (“silenzio-assenso”), and including Environmental Authorisations;

Base Purchase Price	means EUR 60,000,000 (sixty million Euros);
Business
means the business of developing, manufacturing, marketing, selling, importing or exporting medical devices for heart valve repair or replacement, and/or of owning, operating and managing the Saluggia Campus and providing campus services for companies based in the Saluggia Campus or its surroundings, excluding in any case the Caisson Business;

Business Activity	has the meaning given in Recital (A);
Business Assets	means the Transferred Assets and the EC Assets;
Business Authorisations	means the Transferred Authorisations and the EC Authorisations and, after the Italian Business Carve-Out Date, the other Authorisations held by NewCo;
Business Day	means a day (other than a Saturday or Sunday) on which banks are open for general business in each of London, United Kingdom, and Milan, Italy;
Business Employees	means the Transferred Employees and the EC Employees;
Business Guarantee	has the meaning given in clause 12.7;
Business Information and Records
means, excluding the Excluded Information and Records, (i) the Information owned or held by the Transferred Companies and the books and records containing it and (ii) the Transferred Information and Records;

Business IP	means the Transferred IP and the EC IP;
Business Plant and Machinery	means the Transferred Plant and Machinery and the EC Plant and Machinery and, after the Italian Business Carve-Out Date, the other Plant and Machinery owned by NewCo;

Business Properties	means the Transferred Properties and the EC Properties;
Caisson Business
means the design, development, clinical evaluation, manufacturing sale, marketing, and commercialization of a transcatheter mitral valve replacement (TMVR) implant with a fully transvenous delivery system, as developed by Caisson Interventional, LLC;

Caisson Litigation	means the ongoing dispute between Mr. Mortier and LivaNova USA, Inc. (Mortier v. LivaNova USA, Inc. Case No. 19-cv-03140-ECT-DTS);
Caisson Patents
means the heart valve-related patents and applications (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, PCTs, national phases, foreign counterparts, substitutions and extensions thereof, and any patents issuing therefrom), generally directed to the mitral valve prosthesis, listed in Attachment 13 (Caisson Patents);

Calculation Date	means: (i) May 31, 2021, if the Completion Date is June 1, 2021; or (ii) the Completion Date, if the Completion Date is not June 1, 2021;
Canadian NewCo	has the meaning given in clause 4.4(a);
Capital Increase	has the meaning given in clause 3.2(a);
Capital Increase Resolution	has the meaning given in clause 3.2(a);
Chinese Business	means the Local Business conducted by LivaNova (China) Medical Technology Co. Ltd;
Commitment	has the meaning given in clause 5.10(b);
Completion
means completion of:
(i)    the sale and purchase of the LN Canada Shares and the NewCo Shares; and
(ii)    the performance of all other actions and the execution and delivery of all other agreements and documents as set out in Schedule 3 (Completion Arrangements);

Completion Business Assets	means the Transferred Assets and the assets of LN Canada, other than any such assets included in the Non-HV Business;
Completion Cash Payment	has the meaning given in clause 6.1;
Completion Conditions	has the meaning given in clause 5.1;

Completion Date
means:
(i)    June 1, 2021, if the last of the Completion Conditions set forth under clause 5.1(a)-(e) has been fulfilled or waived by June 1, 2021 at 00:01 a.m. local time (for each Completion Condition) (but subject to satisfaction or waiver of all other Completion Conditions); or
(ii)    if, for any reason whatsoever, the last of the Completion Conditions set forth under clause 5.1(a)-(e) has not been fulfilled or waived by June 1, 2021 at 00:01 a.m. local time (for each Completion Condition), the last Business Day of the month during which the last of the Completion Conditions set forth under clause 5.1(a)-(e) has been fulfilled or waived (but subject to satisfaction or waiver of all other Completion Conditions);

Completion Date Allocation	has the meaning given in clause 6.3;
Completion Date Report	has the meaning given in clause 6.1;
Confidential Information	has the meaning given in clause 33.1;
Consultation Procedure
means the mandatory information and consultation procedure with the internal employees’ representative bodies (i.e., competent RSA/RSU unions) as well as the competent trade unions who signed the national collective bargaining agreement applied by SGI or LNSM, as applicable, pursuant to article 47 of Italian Law no. 428/1990;

Contamination
means the emission or release (controlled, uncontrolled or accidental) occurred before Completion or the resulting presence in air, surface water, shallow- and ground-water, filling materials, soil and subsoil of the Saluggia Campus of any Hazardous Substances in violation of, or which requires action under, Hazardous Substances Laws or any Governmental Order issued under Hazardous Substances Laws;

Continuation Period	has the meaning given in clause 8.7(d)(ii)(B);
Contribution of the Italian Business	has the meaning given in clause 3.2(a);
Completion LNSM Liquid Funds	has the meaning given in paragraph 4.5 of Schedule 4.
Deed of Adherence	means the deed of adherence to be entered into by any Designated Purchaser in the form of Attachment 14 (Deed of Adherence);
Deferred Business Interim Period	has the meaning given in clause 6.16;

Deferred Completion
means completion of the transfer of the applicable Deferred Local Businesses, including the sale and purchase of the applicable Deferred Local Transferred Assets, the assumption of the applicable Deferred Local Assumed Liabilities and the transfer of the applicable Deferred Local Transferred Employees, and the performance of all other actions and the execution and delivery of all other agreements and documents as set out in the applicable Local Transfer Documents;

Deferred Completion Date	has the meaning given in clause 10.1;
Deferred Completion Seller Report	has the meaning given in clause 6.21;
Deferred Local Assumed Liabilities	means the Local Assumed Liabilities relating to any Deferred Local Business;
Deferred Local Business	means each Local Business (without prejudice to the Local Businesses based in Switzerland, Norway, Sweden and Austria, which are expected to be transferred at Completion, as specified in clause 8.5);
Deferred Local Transferred Assets	means the Local Transferred Assets relating to any Deferred Local Business;
Deferred Local Transferred Employees	means the Local Transferred Employees employed in any Deferred Local Business;
Deferred Purchase Price	means EUR 10,000,000 (ten million Euros);
Designated Purchaser	has the meaning given in clause 24.1;
Disclosed
means disclosed (i) in the Disclosure Letter or (ii) other than with respect to Warranties given under paragraphs 1, 2 and 4 of Schedule 4 (Warranties), in the VDR, in each case under points (i) and (ii) above in such manner and in such detail as to enable a reasonable buyer to make an informed and accurate assessment of the matter concerned;

Disclosed Material Contracts
means the following contracts to which the relevant member of the Seller Group was a party as of December 2, 2020 (provided that, unless otherwise indicated, only contracts exclusively relating to the Business and contracts to which an Existing Company is a party, other than those included in a Non-HV Business and without prejudice to clause 12(C), shall be included in this definition):
(i)    license and co-ownership agreements relating to Business IP, other than inbound licences to commercially available or “off-the-shelf” software, or outbound implied licences or non-exclusive licences of, or grants of non-exclusive rights to, Intellectual Property entered into in the ordinary course of business including to vendors, manufacturers, distributors and customers with respect to products of the Business;
(ii)    agreements to which any Transferred Company is a party that provide for change of control clauses that would be triggered by the Transaction and that (a) are material to the Business taken as a whole and (b) have a duration exceeding six (6) months and may not be terminated unilaterally upon prior notice not exceeding six (6) months;
(iii)    promissory notes, loan agreements, or other instruments and contracts relating to the borrowing or lending of money, whether as borrower, lender or guarantor;
(iv)    contracts that contain any limitation on the freedom of the relevant Selling Entity or Existing Company to engage in any business or compete with any person or operate in any location in the world, including by imposing non-competition obligations, non-solicitation obligations, standstill obligations, exclusivity rights, in each case other than distribution, agency, sales representative and similar contracts entered into in the ordinary course of business;
(v)    company-level collective bargaining agreements applicable to the Business Employees;
(vi)    contracts with customers that generated revenues in excess of EUR 500,000 in 2019;
(vii)    contracts with distributors that generated revenues in excess of EUR 500,000 in 2019;
(viii)    contracts with suppliers or other contracts involving expenditures based on which the relevant member of the Seller Group incurred costs in excess of EUR 500,000 in 2019;
(ix)    agreements forming joint ventures or partnerships, or regulating temporary associations of companies (so called “regolamenti d’ATI”);
(x)    contracts for the acquisition or sale, directly or indirectly, of assets (whether tangible or intangible, other than inventory) for consideration in excess of EUR 500,000 individually or EUR 500,000 in the aggregate of single transactions of the same nature;
(xi)    contracts that grant to any person any options, rights of first refusal, or preferential or similar rights to purchase any assets or properties included in the Business Assets;
(xii)    performance or payment guarantees, letters of credit, security agreements, pledges, and other similar credit support obligations or arrangements, whereby a Transferred Company is either the guarantor, the beneficiary or the guaranteed party, in each case for amounts in excess of EUR 200,000;
(xiii)    leases or subleases in respect of any Business Property;
(xiv)    contracts with any Governmental Entity, other than (a) contracts where a Governmental Entity is acting as a customer or (b) contracts entered into in the ordinary course of business;
(xv)    contracts with members of the Seller Group other than the Transferred Companies.

Disclosing Party	has the meaning given in clause 5.9;

Disclosure Letter
means the letter dated as of December 2, 2020 delivered by the Seller to the Purchaser as of such date, as supplemented by the letter dated as of the date hereof and delivered by the Seller to the Purchaser before the execution of this Agreement, in each case disclosing facts relating to the Business for the purposes of clause 20 (Seller’s Warranties);

Disputed Items	has the meaning given in clause 6.7;
Distribution LNSM Liquid Funds	has the meaning given in clause 9.8(d)(i);
EC Assets	means the assets of the Existing Companies other than any such assets included in the Non-HV Businesses;
EC Authorisations	means the Authorisations (including Environmental Authorisations) granted to the Existing Companies other than those included in the Non-HV Businesses;
EC Employees
means the Employees of the Existing Companies other than the LN Canada Non-HV Employees, the LNSM Non-HV Employees and the HV Service Employees, as set out on an anonymized basis in tab 3 of Attachment 7 (Employee Lists);

EC IP	means the Intellectual Property owned by the Existing Companies other than that included in the Non-HV Businesses;
EC Plant and Machinery	means the Plant and Machinery of the Existing Companies other than that included in the Non-HV Businesses;
EC Properties	means the Properties owned or used by the Existing Companies other than included in the Non-HV Businesses;
EC Reference Accounts	means the financial statements of each Existing Company as of 31 December 2019;
Employee Migration Method	has the meaning given in clause 14.7;
Employee Pension Plans	means the employee pension plans, material details of which are set out in the Disclosure Letter or the VDR;
Employee Representative	means any works council, economic committee, personnel committee, trade union, labour organization or similar person or body representing all or any Employees;

Employee Termination Costs
means:
(i)    Employment Costs payable to or in respect of the relevant Employee to the extent incurred or which fall due to be performed, or which arise in respect of the period or should have been performed, in the period from and including the Applicable Completion Date up to and including the termination of employment; and
(ii)    all amounts paid by the relevant employer to dismiss the relevant Employee, including any statutory redundancy payment, end of service gratuity, any enhanced contractual or discretionary redundancy, termination or severance pay, any payment in lieu of notice, any payment in lieu of accrued but untaken holiday or vacation, reasonable legal fees incurred by the relevant employer and any reasonable contribution to the Employee’s legal fees, any amount paid to the Employee as consideration for the entering into of confidentiality or other post-termination restrictive covenants, and any other amounts reasonably required to secure the Employee’s agreement to either entering into a settlement agreement or to otherwise minimise the risk of claims arising in connection with their dismissal;

Employees
with reference to any natural person or legal entity, means all the workers employed by the same (irrespective of the type of their employment contract, the duration of the employment relationship and their category, and whether employed under training contracts, part-time or fixed term contracts);

Employment Costs
means all periodical charges and periodical outgoings payable to or in respect of an Employee, including wages, salaries, bonuses, commission, shift allowances, overtime pay, holiday or vacation pay, sick pay, maternity, paternity, adoption and shared parental pay, the reimbursement of expenses, premiums in respect of insured Employee benefits, employer contributions to Employee Pension Plans and any Taxation and employer social security contributions payable in respect of any such amounts;

Encumbrance
means any interest or equity of a person (including any right to acquire, option or right of pre-emption) or any mortgage, hypothec, charge, pledge or lien, or any other security agreement or arrangement having a similar effect, or any agreement to create any of the above, excluding, for the avoidance of doubt, any licences of Intellectual Property;

Environmental Authorisation
means any Authorisation required for the Existing Companies (as well as SGI with respect to the conduct of the Business) and relating to (i) the protection of the environment and human health, (ii) the mitigation, abatement, containment or prevention of harm or damage to, or other interference with, the environment and human health, including by the handling, storage, release or disposal of toxic, hazardous or polluting substances or of Hazardous Substances and (iii) the provision of remedies in respect of any such harm or damage to, or other interference with, the environment and human health;

Equity Commitment Letter	means the equity commitment letter issued in favour of the Purchaser by the Sponsors on December 2, 2020 and made available to the Seller on the same date;
Equity Financing	has the meaning given in clause 21(d);
Estimated Net Indebtedness	has the meaning given in clause 6.1;
Estimated Trade Working Capital	has the meaning given in clause 6.1;
Estimated Purchase Price	has the meaning given in clause 6.2;
Excluded Assets	means the Local Excluded Assets, the Italian Excluded Assets, and, prior to the LNSM Completion, the LNSM HV Service Excluded Assets;
Excluded Claims
means, in relation to each Local Business and the Italian Business:
(i)    any pending claims of the relevant Selling Entity existing (a) at the Applicable Completion as to the Local Businesses and (b) at the Italian Business Carve-Out Date as to the Italian Business (in either case, including any remedies in respect thereof); and
(ii)    any amounts due to the relevant Selling Entity in respect of any claims, actions or judgments referred to in point (i) above, which in either case arise: (x) out of or in connection with the Business or any of the Transferred Assets; and (y) in respect of, or are otherwise attributable to, the period before (a) the Applicable Completion as to Local Business and (b) the Italian Business Carve-Out Date as to the Italian Business;

Excluded Contracts	means those contracts listed in Attachment 4 (Excluded Contracts);
Excluded Employee Liabilities	means any liability related to the employment of any Employee who is not a Transferred Employee;
Excluded Information and Records
means information or records which: (a) are required to be retained by any member of the Seller Group in order to comply with Applicable Law or to discharge any binding obligation under Applicable Law or to any third party; (b) contain any confidential or sensitive information relating to any member of the Seller Group or its business or assets (in any case other than any such information that exclusively relates to the Business) or in which any member of the Seller Group has legal privilege; (c) are or contain SA Data; (d) are, contain or embody Excluded IP or Non-HV IP; (e) primarily relate to the Tax affairs of any member of the Seller Group; (f) primarily relate to any Excluded Asset or Local Excluded Liabilities; or (g) cannot be provided by any member of the Seller Group in compliance with Applicable Law relating to the protection of Personal Data;

Excluded IP
means the Intellectual Property set out in Attachment 6 (Excluded IP), the LivaNova Marks, the Sorin Marks, the Caisson Patents, the Non-HV IP and any Intellectual Property owned by any member of the Seller Group that is not exclusively related to the Business;

Excluded Proceedings	has the meaning given in clause 3.13(d);
Existing Companies	means LN Canada and LNSM;
EY Factbook	means the EY Factbook dated 21 September 2020 (Version 1.1. Draft), File no. 3.3.2 of the VDR;
Final Adjustment Report	has the applicable meaning given in clause 6(D);
Final Allocation	has the meaning given in clause 6.7(e);
Final Deferred Completion Report	has the meaning given in clause 6.21;
Final Net Indebtedness	has the meaning given in clause 6.7;
Final Trade Working Capital	has the meaning given in clause 6.7;
First Tax Certificate	has the meaning given in Recital (D);

Free Cash Flow
means: (i) the amount of cash and cash equivalents received by the Seller Group during the Deferred Business Interim Period in respect of the ownership, management and operation of each Deferred Local Business (the “Positive Cash”); minus (ii) the amount of cash and cash equivalents paid by the Seller Group during the Deferred Business Interim Period in respect of the ownership, management and operation of each Deferred Local Business (the “Negative Cash”), to be calculated in accordance with the following rules:

(i)    the allocation basis for the operational costs allocated to the relevant Deferred Local Business shall be consistent with the prior practice of the Seller Group in the financial year 2019;
(ii)    costs of services shall be allocated to the relevant Deferred Local Business subject to and to the extent that such services are provided to such Deferred Local Business;
(iii)    costs of, and payments received for, services provided by the Seller Group under the TSA shall not be included in the calculation of the Free Cash Flow;
(iv)    no Tax incurred or to be incurred by the Seller Group shall be included in the calculation of the Free Cash Flow, provided however that, in case the Positive Cash for a Deferred Local Business is greater than the Negative Cash for the same Deferred Local Business, then an amount equal to 15% of the difference between such Positive Cash and Negative Cash shall be deducted from the Free Cash Flow for such Deferred Local Business, in order to reflect on a conventional and pre-agreed basis any Tax effects for the Seller Group;

French FDI Clearance
means the written decision issued by the French Ministre de l’Economie et des Finances taken in accordance with Articles L. 151-3 and R. 151-1 et seq. of the French Monetary and Financial Code (a) giving its approval to the Transaction or (b) confirming that the Transaction falls outside of the scope of said provisions;

Fundamental Warranties	means the Warranties in paragraphs 1, 2, 3 and 4 of Schedule 4 (Warranties);

Golden Power Clearance
means the Italian Government (or any authorized office or department thereof) having (i) authorized the transactions contemplated hereby (including, for the avoidance of doubt, the Italian Business Carve-Out, the sale of the NewCo Shares, the sale of the LNSM Shares and any other actions set out in clause 7, clause 9(B) and Schedule 3 (Completion Arrangements)) and the related SGI’s corporate resolutions pursuant to the applicable Golden Power Regulations, including with the imposition of conditions or other requirements on the Purchaser or other members of the Purchaser Group or (ii) failed to notify SGI, the NewCo Purchaser or any of the parties with respect to the exercise of any of its powers under the Golden Power Regulations (including the imposition of conditions or other requirement, or the exercise of a veto, with respect to the transactions contemplated hereby and related corporate resolutions pursuant to the Golden Power Regulations) by the expiration of the term set forth in article 2, paragraphs 4 and 6, of Decree-Law No. 21 of March 15, 2012, as possibly extended thereunder or under article 2-ter thereof;

Golden Power Condition	has the meaning given in clause 5.1(a);
Golden Power Regulations
means Decree-Law No. 21 of March 15, 2012, Decree-Law No. 105 of September 21, 2019, Decree-Law No. 23 of April 8, 2020, Regulation (EU) 2019/452, Decrees of the President of the Republic Nos. 85 and 86 of March 25, 2014, Decree of the President of the Council of Ministers dated August 6, 2014 and, once in force, the Decree of the President of the Republic to be adopted under article 2, paragraph 2-ter, of Decree-Law No. 21 of March 15, 2012;

Governmental Entity
means any court, administrative body, local authority or other governmental or quasi-governmental entity with competent jurisdiction, any supra-national, national, federal, state, municipal, provincial, territorial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body, self-regulated entity, private body exercising any regulatory (including competition and antitrust), taxing (including any Tax Authority), importing or other governmental or quasi-governmental authority or other governmental entity, public or private certification body or authority;

Governmental Order	means any judgment, order, writ, injunction, decree, decision or other requirement of any Governmental Entity;
Group	means: (i) in relation to the Seller, the Seller Group; and (ii) in relation to the Purchaser, the Purchaser Group;
Guarantee and Collateral Agreement
means the Guarantee and Collateral Agreement dated June 17, 2020 among the Seller, LivaNova USA, Inc. and the other Guarantors party thereto from time to time, in favor of Ares Capital Corporation, as Collateral Agent and Administrative Agent;

Hazardous Substances
means any radioactive source, substance or waste, as such terms are defined under Hazardous Substances Law, in whatever form stored or present in the Saluggia Campus, including spent fuel, in each case, at any time prior to the LNSM Completion Date;

Hazardous Substances Activities	has the meaning given in clause 9.1(b);
Hazardous Substances Expenses	has the meaning given in clause 22.2(c);
Hazardous Substances Expenses Funded Amount	has the meaning given in clause 22.2(c);
Hazardous Substances Indemnity Cap	means EUR 37,500,000;
Hazardous Substances Laws
means all Applicable Laws relating to (i) the decommissioning of nuclear sites and the storage, disposal and decontamination and emission into the environment of Hazardous Substances, including without limitation Council Directive 2013/59/EURATOM and Italian Legislative Decrees 4 March 2014 No. 45 and 31 July 2020 No. 101 or (ii) the liability for or compensation of damage (or imminent threat of such damage) as may be caused by an incident or activity involving Hazardous Substances;

Hazardous Substances Quantified Liabilities	means the amount of the obligations and liabilities to be incurred by LNSM in relation to the Hazardous Substances Activities determined as described in clause 9.1(b)(i);
Hazardous Substances Quantified Liabilities Notice	has the meaning given in clause 9.9(c);
HV Business	means the business of developing, manufacturing, marketing, selling, importing or exporting medical devices for heart valve repair or replacement;
Information
means all information (in whatever form held) including all:
(i)    customer lists, sales, marketing and promotional information;
(ii)    business plans and forecasts; and
(iii)    technical, biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical, safety, quality control, preclinical and clinical data;

Insolvency Event
means the occurrence of any of the following: a person (i) files for bankruptcy, (ii) becomes or is declared insolvent, or is the subject of any proceedings related to its liquidation, insolvency or the appointment of a receiver or similar officer, (iii) enters into any reorganization, composition or arrangement with its creditors (other than relating to a solvent restructuring), (iv) makes an assignment for the benefit of all or substantially all of its creditors, or (v) takes any corporate action for any winding-up, dissolution, liquidation or administration (other than for the purpose of or in connection with any solvent amalgamation or reconstruction);

Integration DDA	means the integration data disclosure agreement to be entered into by and between the parties concurrently with the signing of this Agreement, as may be amended from time to time;
Intellectual Property
means all intellectual property rights in any jurisdiction, whether registered or unregistered, including without limitation such rights in and to patents and patent applications (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, PCTs, national phases, foreign counterparts, substitutions and extensions thereof, and any patents issuing therefrom), Trademarks, right in inventions, copyrights, designs, software, sui generis database rights, trade secret rights and rights in Know-How (whether or not any of these is registered and including applications for registration and registrations of any such thing);

Investment Canada Act	means the Investment Canada Act (Canada);
Investment Canada Act Clearance
means: either: (a) no notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act within the prescribed period or, (b) if notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act, then either the Minister under the Investment Canada Act shall have sent to the Purchaser a notice under paragraph 25.2(4)(a) or paragraph 25.3(6)(b) of the Investment Canada Act, or the Governor in Council shall have issued an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement.

Investment Canada Condition	has the meaning given in clause 5.1(b);
IP Assignment Deed	means the IP assignment deed to be entered into by and between the Local Sellers that own any Local Transferred IP and Purchaser at Completion, in the form of Attachment 11 (IP Assignment Deed);
IT Systems
means the material information and communications technologies owned by the Seller Group and used by the Seller Group in relation to the Business as of December 2, 2020, including hardware, software and networks;

Italian Assumed Liabilities	has the meaning given in clause 3.12;
Italian Business	has the meaning given in Recital (A);
Italian Business Carve-Out	has the meaning given in clause 3.3;

Italian Business Carve-Out Date	has the meaning given in clause 3.4;
Italian Business Reference Balance Sheet	means the balance sheet of the Italian Business as of 30 June 2020, attached to this Agreement as Attachment 12 (Italian Business Reference Balance Sheet);
Italian Consultation Procedure	means the Consultation Procedure relating to the Italian Business Carve-Out;
Italian Excluded Assets	has the meaning given in clause 3.10;
Italian Excluded Liabilities	has the meaning given in clause 3.13;
Italian Excluded Proceedings	has the meaning given in clause 3.13(d);
Italian Transferred Assets	has the meaning given in clause 3.9;
Italian Transferred Employees	has the meaning given in clause 3.11;
Italian Transferred IP
means (i) subject to clause 16 (Wrong Pockets), the registered and applied-for Intellectual Property set out in Part A (Transferred IP) of Attachment 5 (Business IP) that is owned by SGI as of the Italian Business Carve-Out Date and (ii) any other Intellectual Property owned by SGI as of the Italian Business Carve-Out Date that is exclusively related to the Business, excluding the Excluded IP;

Japanese FDI Clearance
means the Minister of Finance and the minister(s) having jurisdiction over the Local Business in Japan giving their approval to the Transaction in Japan described in the notification submitted by a member of the Purchaser Group pursuant to Article 27 of the Foreign Exchange and Foreign Trade Act (“FEFTA Notification”), without any restriction or condition including any commitment language in the FEFTA Notification requested by the relevant ministers;

Key Employees	means the Business Employees (i) set out in tab 4 of Attachment 7 (Employee Lists); or (ii) who are directors, senior directors, or VP;
Know-How
means any know-how, trade secrets, confidential proprietary information, including (to the extent confidential) but not limited to, data, research and development, plans, formulae, compositions, production processes and techniques, designs, drawings and specifications;

Liability for Tax	has the meaning given in Schedule 9 (Tax Covenant);
Licensed IP
means any and all Intellectual Property, excluding Trademarks , owned as of the Completion Date by a member of the Seller Group, not included in the Business IP, used in the Business as of the Completion Date and necessary for the conduct of the Business after the Completion Date;

Liquid Funds	means cash, cash equivalents and receivables (including under cash pooling arrangements) from the Seller Group;

LivaNova Marks
means the name “LivaNova” and the phrase “Health innovation that matters” together with (i) all trade marks consisting of or containing any of the foregoing; and (ii) any logo or other trade mark, trade name or trade dress related to any of the foregoing;

LivaNova Marks License	has the meaning given in clause 12.13;
LN Canada	has the meaning given in Recital (A);
LN Canada Cash Pooling Advances
means LN Canada’s receivables from the Seller Group for the account balance under the Corporate Centralized Treasury Agreement entered into by and between LN Canada and the Seller on October 19, 2015 (or any other cash pooling arrangement entered into by and between LN Canada and the Seller);

LN Canada Non-HV Business
means the assets, contracts, IP rights and employees owned, held or employed by or owed to LN Canada that are not exclusively relating to the Business, including in any case all Non-HV IP owned by LN Canada and the LN Canada Non-HV Employees, but excluding in any case:
(a)    the Vancouver production facilities;
(b)    any assets (other than Intellectual Property) and contracts (other than Shared Contracts) reflected in the EY Factbook;
(c)    any Authorization relating to LN Canada listed in file no. 10.1.7 of the VDR;
(d)    any Disclosed Material Contracts to which LN Canada is a party; and
(e)    any Intellectual Property other than the Non-HV IP owned by LN Canada;

LN Canada Non-HV Employees	means the Employees of LN Canada set out on an anonymised basis in tab 5 of Attachment 7 (Employee Lists);
LN Canada Note	means the amended and restated note dated November 27, 2015 issued by Sorin Group Canada, Inc. (now LN Canada) to Sorin Canada LP and later assigned to the Seller;
LN Canada Reverse Carve-Out	has the meaning given in clause 4.5;
LN Canada Shares	means all of the issued and outstanding capital stock of LN Canada;
LNSM	has the meaning given in Recital (A);
LNSM Completion	means completion of the sale and purchase of the LNSM Shares and the performance of all other actions and the execution and delivery of all other agreements and documents as set out in clause 9.4;

LNSM Completion Date
means the last Business Day of the month during which the last of the LNSM Completion Conditions set forth under clause 9.1 letters (a), (b), (c), (d) and (e) has been fulfilled or waived (but subject to satisfaction or waiver of all other LNSM Completion Conditions); provided, however, that if the last of such LNSM Completion Conditions is fulfilled or waived less than ten (10) Business Days prior to the last Business Day of the month, the LNSM Completion Date shall be the last Business Day of the following month;

LNSM Consultation Procedure	means the Consultation Procedure relating to the transfer of the LNSM Non-HV Business to one or more members of the Seller Group;
LNSM HV Service Business	has the meaning given in clause 3.17;
LNSM HV Service Employees
means the Employees of LNSM set out on an anonymized basis in tab 7 of Attachment 7 (Employee Lists), as such list may be updated on or before the completion of the transfer of the LNSM HV Service Business to NewCo to reflect the fact that, prior to such date, employment relationships may commence and/or terminate in compliance with clause 11(A);

LNSM Long Stop Date	means the expiry of the second (2nd) year following the date hereof;
LNSM Non-HV Business
means the assets, contracts, IP rights and employees owned, held or employed by or owed to LNSM that are not exclusively relating to the Business, including in any case (i) the LNSM Non-HV Employees, comprising all Employees employed by LNSM at its sites located in Mirandola (MO), Italy, Via Statale 12 Nord No. 86, and Milan, Italy, Via Benigno Crespi No. 17, and certain Employees employed by LNSM in Saluggia and (ii) all Non-HV IP owned by LNSM, but excluding in any case:
(a)    any assets (other than Intellectual Property) and contracts (other than Shared Contracts) reflected in the EY Factbook;
(b)    any Property either owned or leased by LNSM in Saluggia;
(c)    any Environmental Authorisations held by LNSM in relation to the Saluggia Campus;
(d)    any Disclosed Material Contracts to which LNSM is a party;
(e)    any Intellectual Property other than the Non-HV IP owned by LNSM;

LNSM Non-HV Employees	means the Employees of LNSM set out on an anonymised basis in tab 6 of Attachment 7 (Employee Lists);
LNSM Non-HV Business Free Cash Flow	means: (i) the amount of cash and cash equivalents received by LNSM, between the Completion Date and the effective time of the LNSM Reverse Carve-Out, in respect of the ownership, management and operation of the LNSM Non-HV Business; minus (ii) the amount of cash and cash equivalents paid by LNSM, between the Completion Date and the effective time of the LNSM Reverse Carve-Out, in respect of the ownership, management and operation of the LNSM Non-HV Business;

LNSM Reverse Carve-Out	has the meaning given in clause 4.1;
LNSM Rights and Obligations	has the meaning given in clause 9.10;
LNSM Shares
means the share of LNSM with a nominal value of EUR 338,000 owned by SGI and the share of LNSM with a nominal value of EUR 2,151,586 owned by the Seller, representing together the entire issued and outstanding share capital of LNSM;

Local Assumed Liabilities	has the meaning given in clause 2.9;
Local Business	has the meaning given in Recital (A);
Local Business Termination	has the meaning given in clause 10.4;
Local Business Transfer	has the meaning given in clause 8.1;
Local Business Transfer Conditions	has the meaning given in clause 8.2;
Local Consultation Condition	has the meaning given in clause 8.2(a);
Local Consultation Procedure
means any obligation arising under Applicable Law or any collective bargaining, recognition, information and consultation or similar agreement to provide information to, consult or negotiate with and/or obtain any opinion or approval from any Employee Representative or the relevant Local Transferred Employees themselves in connection with any of the transactions contemplated in this Agreement;

Local Excluded Assets	has the meaning given in clause 2.7;
Local Excluded Liabilities	has the meaning given in clause 2.10;
Local Excluded Proceedings	has the meaning given in clause 2.10(e);
Local Regulatory Condition	has the meaning given in clause 8.2(b);
Local Sellers	has the meaning given in Recital (A);
Local Transfer Documents	has the meaning given in clause 8.1;
Local Transfer Long Stop Date	means the second (2nd) anniversary of the Completion Date;
Local Transferred Assets	has the meaning given in clause 2.6;
Local Transferred Employees	has the meaning given in clause 2.8;

Local Transferred IP
means (i) subject to clause 16 (Wrong Pockets), the registered and applied-for Intellectual Property set out in Part A (Transferred IP) of Attachment 5 (Business IP) that is owned by any Local Seller (other than any Existing Company) as of the Completion Date and (ii) any other Intellectual Property owned by any Local Seller (other than any Existing Company) as of the Completion Date that is exclusively related to the Business, excluding the Excluded IP;

Long Stop Date	means the expiry of the ninth (9th) month following December 2, 2020;
Material Adverse Effect
means any material adverse effect on the Business, taken as a whole; provided, however, that in no event shall any state of facts, circumstance, condition, event, change, development, occurrence or effect (each, an “Effect”), individually or in the aggregate, constitute or be taken into account in determining the occurrence of, a Material Adverse Effect if such Effect relates to, arises out of or results from (i) changes in general economic or business conditions; (ii) changes in the credit, debt, financial or capital markets or changes in interest or exchange rates; (iii) changes in conditions generally affecting the industry of the Business; (iv) any outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism; (v) any hurricane, flood, tornado, earthquake, epidemic, pandemic or disease outbreak (including the current Covid-19 pandemic and any evolution or mutation thereof or related or associated epidemics, pandemics or disease outbreaks) or other natural disasters, acts of God or force majeure events; (vi) changes or proposed changes in Applicable Law or accounting principles or in the interpretation or enforcement thereof; (vii) any failure by the Business to meet any internal or external estimates, expectations, budgets, projections or forecasts (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (viii) the public announcement of this Agreement, the identity of (or any actions taken by) the Purchaser or the pendency or consummation of the transactions contemplated hereby, including any Effect arising out of actions of competitors, customers, suppliers, distributors, joint venture partners, Employees (including losses of Employees), labor unions or works council in connection therewith, and including any litigation arising in connection with this Agreement or the transactions contemplated hereby; or (ix) (A) any action taken by the Seller, any Transferred Company or any Selling Entity (1) pursuant to and in accordance with this Agreement or (2) at the request or with the consent of the Purchaser or (B) the failure by the Seller, any Transferred Company or any Selling Entity to take any action prohibited by this Agreement; provided, further, that (A) any Effect arising out of or resulting from any change or event referred to in clause (i), (ii), (iii), (iv), (v) or (vi) above may constitute a Material Adverse Effect to the extent that such change or event has a materially disproportionate impact on the Business compared to other companies that operate in the industry and geographies in which the Business operates. and (B) any Effect arising out of or resulting from any hurricane, flood, tornado, earthquake or other natural disaster may constitute or be taken into account in determining the occurrence of, a Material Adverse Effect if such hurricane, flood, tornado, earthquake or other natural disaster destroys or damages all or substantially all of the production facilities in Saluggia or Vancouver in a manner that renders them inoperable for a durationally significant period of time;

Material Contracts
means the following contracts to which the relevant member of the Seller Group was a party as of December 2, 2020 (provided that, unless otherwise indicated, only contracts exclusively relating to the Business and contracts to which an Existing Company is a party, other than those included in a Non-HV Business and without prejudice to clause 12(C), shall be included in this definition):
(i)    license and co-ownership agreements relating to Business IP, other than inbound licences to commercially available or “off-the-shelf” software, or outbound implied licences or non-exclusive licences of, or grants of non-exclusive rights to, Intellectual Property entered into in the ordinary course of business including to vendors, manufacturers, distributors and customers with respect to products of the Business;
(ii)    agreements to which any Transferred Company is a party that provide for change of control clauses that would be triggered by the Transaction and that (a) are material to the Business taken as a whole and (b) have a duration exceeding six (6) months and may not be terminated unilaterally upon prior notice not exceeding six (6) months;
(iii)    promissory notes, loan agreements, or other instruments and contracts relating to the borrowing or lending of money, whether as borrower, lender or guarantor;
(iv)    contracts that contain any limitation on the freedom of the relevant Selling Entity or Existing Company to engage in any business or compete with any person or operate in any location in the world, including by imposing non-competition obligations, non-solicitation obligations, standstill obligations, exclusivity rights, in each case other than distribution, agency, sales representative and similar contracts entered into in the ordinary course of business;
(v)    company-level collective bargaining agreements applicable to the Business Employees;
(vi)    contracts with customers that generated revenues in excess of EUR 250,000 in 2019;
(vii)    contracts with distributors that generated revenues in excess of EUR 250,000 in 2019 or in excess of EUR 2,000,000 in 2020 until December 2, 2020;
(viii)    contracts with suppliers or other contracts involving expenditures based on which the relevant member of the Seller Group incurred costs in excess of EUR 250,000 in 2019 or in excess of EUR 2,000,000 in 2020 until December 2, 2020;
(ix)    agreements forming joint ventures or partnerships, or regulating temporary associations of companies (so called “regolamenti d’ATI”);
(x)    contracts for the acquisition or sale, directly or indirectly, of assets (whether tangible or intangible, other than inventory) for consideration in excess of EUR 250,000 individually or EUR 250,000 in the aggregate of single transactions of the same nature;
(xi)    contracts that grant to any person any options, rights of first refusal, or preferential or similar rights to purchase any assets or properties included in the Business Assets;
(xii)    performance or payment guarantees, letters of credit, security agreements, pledges, and other similar credit support obligations or arrangements, whereby a Transferred Company is either the guarantor, the beneficiary or the guaranteed party, in each case for amounts in excess of EUR 200,000;
(xiii)    leases or subleases in respect of any Business Property;
(xiv)    contracts providing for the relevant Selling Entity or Existing Company to purchase all or substantially all of its requirements for a particular product or service from a vendor, supplier or subcontractor or to make periodic minimum purchases of a particular product or service from a vendor, supplier or subcontractor;
(xv)    contracts with any Governmental Entity, other than contracts where a Governmental Entity is acting as a customer;
(xvi)    contracts with members of the Seller Group other than the Transferred Companies;

Miami Instruments Agreements
means the asset purchase agreement by and among LivaNova USA Inc., Miami Instruments, LLC and the other parties thereto entered into on 12 June 2019, and all of the other agreements entered into in connection therewith;

Miami Instruments Earn-Out	has the meaning given in clause 2.10(c);
Net Indebtedness
means Net Indebtedness as calculated in accordance with Schedule 8 (Calculation Principles). For the avoidance of doubt, there shall be no double counting between Net Indebtedness and Trade Working Capital whereby any items falling within the definition of Net Indebtedness shall not form part of the Trade Working Capital;

NewCo	has the meaning given in clause 3.1(a);
NewCo Purchaser	has the meaning given in clause 5.5(a);
NewCo Shares	means shares of NewCo representing 100% of its share capital;
Nonassignable Contract	has the meaning given in clause 13.4;
Non-HV Business	means LNSM Non-HV Business and/or LN Canada Non-HV Business, as applicable;
Non-HV IP	means Intellectual Property owned by the Existing Companies that is not exclusively related to the Business;
Notary	means an Italian notary public selected by the Purchaser;
Notice of Disagreement	has the meaning given in clause 6.7;
Original SAPA	has the meaning given in recital (C);
Overhead and Shared Services	means general corporate, overhead and other support services provided to the Business, including IT services;
party	has the meaning given in the preamble;
Payables	means all payments due by members of the Seller Group for goods or services supplied or rights licensed to any of them;
Perceval Plus	means Perceval® Plus sutureless surgical aortic heart valve, which is the next generation of Perceval;
Permitted Encumbrance
means:
(i)    any Encumbrances Disclosed in the Disclosure Letter;
(ii)    any Encumbrances imposed by Applicable Law (other than as a result of a breach of Applicable Law by members of the Seller Group) that do not materially interfere with the development or use of the encumbered assets;
(iii)    any Encumbrance for Taxes not yet due and payable that does not materially interfere with the development or use of the encumbered assets; or
(iv)    any liens or deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

Personal Data
means any data or information relating to an identified or identifiable person; an “identifiable person” is a natural person who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person;

Plant and Machinery	means all plant, machinery and other equipment including furniture, vehicles, spares, loose tools, fittings and partitioning (but excluding any inventory and IT Systems);
Proceedings	means any proceeding, suit or action, whether contractual or non-contractual;
Products
means Tissue Valves (Perceval, Perceval Plus, Crown PRT, SOLO family, Pericarbon More), Mechanical Valves (Biocarbon Slimline, Biocarbon Fitline Aortic, Biocarbon Fitline Mitral, Carbomedics Top Hat, Carbomedics Reduced, Carbomedics Orbis, Carbomedics Standard), Annuloplasty Rings (Memo 4D, Memo 3D, Memo 3D Rechord, Sovering family, AnnuloFlex Ring, AnnuloFlo), and Accessories;

Property	means freehold, leasehold or other immovable property;
Purchase Price	has the meaning given in clause 6.4;
Purchaser	has the meaning given in the preamble;
Purchaser Adjustment Report	has the meaning given in clause 6.6;
Purchaser Group
means the Purchaser, its subsidiaries and subsidiary undertakings, any holding company of the Purchaser and all other subsidiaries and subsidiary undertakings of any such holding company from time to time, including the NewCo and LN Canada with effect from Completion, and LNSM with effect from LNSM Completion;

Purchaser Transition Services	has the meaning given in clause 11.4(a);
Purchasing Entity	means each of the Purchaser and the Designated Purchasers, as applicable;
Qualified Multi-Utility
means any company that (i) is engaged in the production, sale and/or distribution of energy and/or natural gas and/or waste management in the Italian territory, (ii) possesses adequate technical skills and financial resources to manage the facilities owned or otherwise managed by LNSM and perform the activities described in clause 22.1, letters (a) through (d) (inclusive), in each case in accordance with Applicable Law, including any Hazardous Substances Law, and (iii) has net assets in excess of EUR 100 million, based on its latest approved financial statements;

Receivables	means all payments due to members of the Seller Group for goods or services supplied or rights licensed by any of them;
Receiving Party	has the meaning given in clause 5.9;
Receiving Party’s Outside Counsel	has the meaning given in clause 5.9;

Regulatory Condition	has the meaning given in clause 5.1(c);
Relevant Start-ups	has the meaning given in clause 12.3;
Representatives	has the meaning given in clause 33.1;
Resolution Period	has the meaning given in clause 6.7;
Resolved
means a Claim that is:
(i)    agreed in writing between the Purchaser and the Seller as to both liability and quantum; or
(ii)    finally determined (as to both liability and quantum) by a court of competent jurisdiction from which there is no right of appeal, or from whose judgement the relevant party is debarred (by passage of time or otherwise) from making an appeal;

Restricted Territory	has the meaning given in clause 12.3;
Retained Business Information	has the meaning given in clause 18.2;
Reverse Carve-Out	has the meaning given in clause 4.5;
Reverse Carve-Out Non-Assignable Contracts	has the meaning given in clause 13.6;
Review Period	has the meaning given in clause 6.7;
SA Data	has the meaning given in Schedule 6 (Transfer of Specified Authorisations);
SA Holder	has the meaning given in Schedule 6 (Transfer of Specified Authorisations);
Saluggia Campus	means the area within the red line in Attachment 15 (Saluggia Campus);
Seller	has the meaning given in the preamble;
Seller Group
(a) for purposes of clause 12.3, has the meaning given therein; (b) for all other purposes of this Agreement, means the Seller, any subsidiary or subsidiary undertaking of the Seller, any holding company of the Seller and all other subsidiaries and subsidiary undertakings of any such holding company from time to time, excluding NewCo and LN Canada wih effect from Completion, and LNSM with effect from LNSM Completion;

Seller Transition Services	has the meaning given in clause 11.4(a);
Selling Entities	means each of SGI, LNSM and the Local Sellers;
Service Document	means any claim form, application notice, order, judgment or other document relating to any Proceedings;
SGI	has the meaning given in Recital (A);
Shared Contracts	means all contracts that relate both to the Business and to any other business of the Seller Group;
Shared Proceedings
means any pending proceedings or litigation in which both a Transferred Company and another member of the Seller Group are defendants as of the Applicable Completion Date, including the disputes under 4 and 5 of section 22 of the Disclosure Letter;

Sorin Marks
means the signs “Sorin” and “Sorin Group” together with (i) all trademarks consisting of or containing any of the foregoing; and (ii) any logo or other trademark, trade dress, consisting of or containing any of the foregoing;

Sorin Products	mean medical devices for heart valve repair or replacement branded with the Sorin Marks, including future iterations or generations of medical devices for heart valve repair or replacement;
Specified Authorisations	has the meaning given in Schedule 6 (Transfer of Specified Authorisations);
Sponsors	has the meaning given in the Equity Commitment Letter;
Subsidized Loan Agreement	has the meaning given in clause 3.8(j);
Target Trade Working Capital	means USD 65 million;
Tax Authority	means any taxing, revenue or other authority competent to impose or collect any liability to Tax;
Tax Certificate
means the certificate (certificazione dell'esistenza di contestazioni in caso di cessione di azienda) under article 14 of Legislative Decree no. 472 of 18 December 1997, as subsequently amended and applied;

Tax or Taxation
includes all federal, state, provincial, territorial, county, municipal, local or foreign taxes, levies and duties, including VAT, Transfer Tax, corporate tax, income tax, sales tax, property tax and capital gains tax, and all imposts, charges, fees and withholdings in the nature of taxation (including social security contributions), together with all penalties, charges and interest relating to any of them or to any failure to file any return required for the purposes of any of them;

Tax Returns
means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are filed or required to be filed with any applicable Tax Authority, including all amendments, schedules, attachments or supplements thereto;

Tax Warranties	means the Warranties under paragraph 24 (Taxes) of Schedule 4 (Warranties) and the Warranties under paragraph 14 (Employment) of Schedule 4 to the extent that they relate to Tax;
Term Loan Agreement
means the Credit Agreement entered into on June 10, 2020 among LivaNova USA, Inc., as borrower, LivaNova PLC, as holdings, Ares Capital Corporation, as administrative agent, Ares Capital Corporation, as collateral agent, and the lenders from time to time party thereto, as from time to time amended and/or supplemented;

Terminated Local Business	has the meaning given in clause 10.4;
Third Party Consent	means any consent, approval, authorisation or waiver from a person other than a member of the Seller Group or a Governmental Entity;
Third Party Consent Contracts	has the meaning given in clause 13.1;
Trade Working Capital	means Trade Working Capital as calculated in accordance with Schedule 8 (Calculation Principles);

Trademarks	means trademarks, service marks, trade names and Internet domain names, whether registered, applied-for or unregistered;
Transaction	has the meaning given in the Recitals;
Transaction Documents	means this Agreement, the Disclosure Letter, the Local Transfer Documents, the TSA and the IP Assignment Deed;
Transaction Off-Limit Employees	has the meaning given in clause 12.2;
Transaction Personal Data
means any Personal Data in the possession, custody or control of the Seller or any member of the Seller Group at or before the Completion Date, including Personal Data in relation to Employees, independent contractors, suppliers, customers, directors, officers or shareholders that is disclosed to any member of the Purchaser Group or any of its representatives in connection with the Transaction;

Transfer Taxes	means any registration, documentary, stamp, financial transaction or other transfer taxes or duties;
Transferred Assets	means the Local Transferred Assets, the LNSM HV Service Transferred Assets and the Italian Transferred Assets;
Transferred Authorisations
means, in relation to each Local Business and the Italian Business, any Authorisation (including Environmental Authorisation) granted to the relevant Selling Entity that relate exclusively to the Business, including, if granted to the relevant Selling Entity, the Specified Authorisations;

Transferred Companies	means the Existing Companies and (after its formation) NewCo;
Transferred Contracts
means:
(i)    in relation to each Local Business and to the Italian Business:
(a)    those contracts listed in Attachment 2 (Transferred Contracts), under the paragraph relating to the relevant Selling Entity; and
(b)    any contract, arrangement, agreement, commitment, purchase order or customer order, in each case which relates exclusively to the Business and to which the relevant Selling Entity is a party;
(ii)    the IT agreements included in the LNSM HV Service Transferred Assets;
excluding, in each case:
(a)    the Excluded Contracts;
(b)    contracts with Employees;
(c)    contracts of insurance;

Transferred Employees
means:
(i)    the Employees not working in Italy (including those in relation to each Local Business) who are expected to transfer by operation of law or voluntarily to a member of the Purchaser Group, as set out on an anonymized basis in tab 1 of Attachment 7 (Employee Lists), as such list may be updated on or before the Applicable Completion Date to reflect that prior to the Applicable Completion Date employment relationships relating to the Business may commence and/or terminate in compliance with clause 11(A);
(ii)    the Employees working in Italy who are expected to transfer: (A) by operation of law from SGI to NewCo pursuant to the Italian Business Carve-Out; (B) voluntarily from SGI or LNSM to NewCo or to a member of the Purchaser Group; (C) voluntarily from SGI to NewCo or to a member of the Purchaser Group after the LNSM Reverse Carve-Out; and (D) voluntarily from the Seller to NewCo or to a member of the Purchaser Group, as set out on an anonymized basis in tab 2 of Attachment 7 (Employee Lists), as such list may be updated on or before the Italian Business Carve-Out Date and/or the date on which the LNSM Reverse Carve-Out is completed and effective (if applicable) to reflect that, prior to the Italian Business Carve-Out Date and the date on which the LNSM Reverse Carve-Out is completed and effective (if applicable), employment relationships relating to the Business may commence and/or terminate in compliance with clause 11(A); and
(iii)    the LNSM HV Service Employees.

Transferred Furniture	means office equipment, laptops and personal computers, phones exclusively relating to the Business owned by the Local Sellers;
Transferred Goodwill
means, in relation to each Local Businesses and the Italian Business, the goodwill of the relevant Selling Entity to the extent exclusively related to the Business (but excluding any trade mark-related goodwill);

Transferred Information and Records
means, in relation to each Local Business and the Italian Business:
(i)    all Information held by the relevant Selling Entity which is used exclusively in the Business (the “Transferred Information”); and
(ii)    solely to the extent that the relevant Selling Entity has any proprietary right in relation thereto, all books and records containing or relating to the Transferred Information or on which the Transferred Information is recorded (including all documents and other material (whether human or computer or machine readable)), but excluding any Excluded Information and Records;

Transferred Inventory	means, in relation to each Local Business and the Italian Business, inventory held by the relevant Selling Entity to the extent exclusively relating to the Business;
Transferred IP	means the Local Transferred IP and the Italian Transferred IP;
Transferred Leased Properties	means the Properties leased by SGI as set out in Attachment 8 (Properties);
Transferred Owned Properties	means the Properties owned by SGI as set out in Attachment 8 (Properties);
Transferred Plant and Machinery
means, in relation to each Local Business and the Italian Business, all Plant and Machinery owned by the relevant Selling Entity and that is used exclusively in the Business, including, in any case, in relation to the Italian Business, the Plant and Machinery set forth in Attachment 10 (Saluggia Campus Plant and Machinery) as it may be regularly or routinely replaced or replenished in the ordinary course of business;

Transferred Properties	means the Transferred Leased Properties and the Transferred Owned Properties;
Transferred Receivables
means, in relation to each Local Business and the Italian Business, all Receivables owed to the relevant Selling Entity:
(i)    due under the Transferred Contracts; and
(ii)    arising exclusively from the operation of the Business,
but excluding amounts in respect of VAT for which Seller, the relevant Selling Entity or any other member of the Seller Group is required to account to a Tax Authority;

Transferred Shares	means the NewCo Shares, the LNSM Shares and the LN Canada Shares;
Transition Services	has the meaning given in clause 11.4(a);
Transition Services Third Party Agreements	has the meaning given in clause 11.5;
Transition Services Third Party Providers	has the meaning given in clause 11.5;
TSA	means the transitional services agreement to be entered into by and between the parties at Completion in the form of Attachment 9 (TSA);
Undisclosed Employee	has the meaning given in clause 14.6;
Updated Tax Certificate	has the meaning given in clause 3.6;

VAT
means any turnover, value-added, sales, use, goods and services, customs or similar Tax, including:
(i)    any Tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112);
(ii)    to the extent not included in paragraph (i) above, any value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto; and
(iii)    any other Tax of a similar nature to the Taxes referred to in paragraph (i) or paragraph (ii) above, whether imposed in a member state of the EU or in the UK or elsewhere, in substitution for, or levied in addition to, the Taxes referred to in paragraph (i) or paragraph (ii) above;

VDR
means subfolder “Tracker” and subfolders A to V of the “Project Proton” folder of the virtual data room hosted by Intralinks and includes all documentation therein as of October 23, 2020 as contained in the VDR USB Drive, the index of which is attached to the Disclosure Letter;

VDR USB Drives	has the meaning given in clause 12.17;
Warranties	means the warranties set out in Schedule 4 (Warranties);
Warranty Period	means the period of 24 months ending on December 2, 2020, without prejudice to paragraph 1.5(b) of Schedule 5 (Seller’s Limitations on Liability); and
Working Hours	means 9 a.m. to 5 p.m., local time, on a Business Day.

2.    Interpretation
In this Agreement, unless otherwise specified:
(A)    references to clauses, paragraphs, schedules and attachments are to clauses, paragraphs of and schedules or attachments to this Agreement;
(B)    use of any gender includes the other genders;
(C)    reference to a “company” shall be construed so as to include any corporation or other body corporate, whenever and however incorporated or established;
(D)    references to a “person” shall be construed so as to include any individual, firm, company, corporation, body corporate, government, state or agency of state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);
(E)    the expressions “holding company”, “subsidiary” and “subsidiary undertaking” shall have the meanings given in the Companies Act 2006;
(F)    references to “indemnity” and “indemnifying” any person against any circumstances include indemnifying and keeping him harmless on an after-Tax basis from all actions, claims and proceedings from time to time made against that person and all losses, damage and all payments, costs or expenses made or incurred by that person as a consequence of or which would not have arisen but for that circumstance, and references to a “covenant to pay” any person shall include a covenant to pay such person on an after-Tax basis;

(G)    any reference to “a day” including the phrase “Business Day” shall mean a period of 24 hours running from midnight to midnight, local time;
(H)    unless otherwise specified, references to times of the day are to London (England) time;
(I)    any indemnity or covenant to pay (the “Payment Liability”) being given on an “afterTax basis” or expressed to be “calculated on an afterTax basis” means that the amount payable pursuant to such Payment Liability (the “Payment”) shall be calculated in such a manner as will ensure that, after taking into account:
(i)    any Tax required to be deducted or withheld from the Payment;
(ii)    the amount and timing of any additional Tax which becomes payable by the recipient of the Payment as a result of the Payment being subject to Tax in the hands of the recipient of the Payment; and
(iii)    the amount and timing of any Tax benefit which is obtained by the recipient of the Payment to the extent that such Tax benefit is attributable to the matter giving rise to the Payment Liability or to the receipt of the Payment, subject to clauses 24.4, 28.2(a) and 28.3, the recipient of the Payment is in the same position as that in which it would have been if the matter giving rise to the Payment Liability had not occurred;
(J)    references to “costs” and/or “expense” incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the VAT group to which that person belongs is entitled to credit and/or refund as input tax;
(K)    when costs and expenses for activities performed or to be performed by a party or its Group members are to be borne by the other party hereunder, (a) in the case of internal costs, such latter party shall reimburse the first party for an amount equal to the direct costs incurred by the first party increased by a 20% flat fee, promptly upon request of the first party, and (b) in the case of third-party costs and expenses, such latter party shall pay such amount directly to such third party in a timely manner pursuant to the relevant contract or other arrangement or provide the first party with the funds necessary to make such payment in a timely manner;
(L)    references to writing shall include any modes of reproducing words in a legible and nontransitory form;
(M)    references to the knowledge, information, belief or awareness of the Seller or any similar expression shall be construed as a reference to the actual knowledge, awareness, information or belief as of December 2, 2020 of the following persons:
(i)    Eugenia Stefani, in her capacity as Senior Director, Corporate Legal Affairs, for Europe and Global Operations;
(ii)    Yann Journo, in his capacity as Vice-President Human Resources;

(iii)    Julie Leslie, in her capacity as Director, Regulatory Affairs, Cardiac Surgery;
(N)    references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be treated as including what most nearly approximates in that jurisdiction to the English legal term;
(O)    the rule known as the ejusdem generis rule shall not apply and accordingly:
(i)    general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and
(ii)    without limitation to the generality of the foregoing, references to the word “include” or “including” (or similar term) are not to be construed as implying any limitation;
(P)    general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;
(Q)    all headings are inserted for convenience only and are to be ignored in the interpretation of this Agreement;
(R)    the schedules and attachments form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the schedules and the attachments;
(S)    notwithstanding any other provision of this Agreement to the contrary, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any other Transaction Document, the provisions of this Agreement shall control (unless the Transaction Document expressly provides otherwise); and
(T)    any amount expressed in a currency that is required to be converted into any other currency for the purposes of this Agreement shall be converted into an equivalent amount at the Exchange Rate on the relevant date or if no such Exchange Rate is published on such relevant date, on the immediately preceding date on which such Exchange Rate was available (for the avoidance of doubt, the relevant date shall be the Calculation Date for purposes of all calculations relating to the determination of the Completion Cash Payment, Estimated Purchase Price, Adjustment Amount and Purchase Price). For these purposes, “Exchange Rate” means the rate of exchange published by Bloomberg (Bloomberg currency rates fixing – BFIX) on the relevant date.

Schedule 2
(Pre-Completion Restrictions)
1.    Business and Business Assets
(A)    Dispose of, grant any option in respect of or any interest in or Encumbrance over, any of the Business Assets (other than Business IP, which is separately addressed in paragraph 4), in each case except in the ordinary course of business.
(B)    Discontinue, cease to operate, or materially reduce the resources applied to, any part of the Business.
2.    Material Contracts
(A)    Terminate or amend in any respect materially adverse to the Business any Material Contract.
3.    Employees
(A)    Terminate the contract of employment of any Key Employee other than for misconduct or otherwise for cause or where it would be unlawful to continue to employ such Key Employee.
(B)    Hire or offer to hire or engage any individual within the Business (including in the Transferred Companies) (other than to replace any employee whose employment has terminated, including, for the avoidance of doubt, to fill positions that are open as of the date hereof and Disclosed in the Disclosure Letter).
(C)    Amend any compensation terms or otherwise in any material respect any contract of employment of any Business Employee other than (i) ordinary course increases to base salary consistent with past practice or (ii) any changes required by Applicable Law or any applicable collective bargaining agreement.
(D)    Transfer or second any Key Employee to work wholly or substantially in any part of the business of the Seller Group other than the Business, save that this shall not restrict any Key Employee from applying for an internal transfer within the Seller Group and, if successful, from accepting such transfer (whether or not involving a promotion), provided that the Seller Group shall not induce or encourage any Key Employee to apply for any such transfer.
(E)    Introduce any new pension scheme applying to the Business Employees.
4.    Business IP
(A)    (i) Grant any patent or trademark licence or other licence (except, in the case of each of the foregoing, for non-exclusive licences granted in the ordinary course of business) under or otherwise dispose of or subject to any Encumbrance any Business IP, or (ii) except where the Seller decides to do so in good faith and in its reasonable business judgment consistent with past practice in respect of any Registered Business IP that is not material to the Business, cease to prosecute applications for, or fail to renew any registrations included in, the Registered Business IP (it being understood that, within a reasonable time before ceasing to prosecute applications for, or failing to renew any registrations included in, the Registered Business IP, Seller shall notify Purchaser of such planned cessation/failure and allow Purchaser to continuing prosecuting or renew such Registered Business IP at the Purchaser’s expense).
5.    Business Properties
(A)    Dispose of, or enter into any agreement, tenancy or licence in respect of the Business Properties.
6.    Compliance
(A)    Fail to comply in all material respects with all Applicable Law and material Business Authorisations.
(B)    Make any amendment to any Business Authorisations that would be adverse to the Business, except to the extent required by Applicable Law or any Governmental Entity.
7.    Transferred Companies – the following actions on or by the Transferred Companies, as applicable:
(A)    Amend the articles, bylaws and other organizational documents or enter into, consummate, or pass any corporate resolution approving, any extraordinary transactions (including mergers, demergers, listing, liquidation, reorganization plans) (other than as relates to the Italian Business Carve-Out and the Reverse Carve-Outs).
(B)    Issue, sell, grant, or dispose of or in any way encumber any shares or equity security issued by the Transferred Companies, including but not limited to the Transferred Shares (other than as relates to the Italian Business Carve-Out and the Reverse Carve-Outs).
(C)    Make any capital contribution to, or investment in, any company (other than as relates to the Italian Business Carve-Out and the Reverse Carve-Outs).
(D)    Incur or assume any indebtedness other than under facilities existing as of December 2, 2020.
(E)    Commence any litigation or proceedings or settle any litigation or proceedings or claim, in each case having a value higher than EUR 350,000 and other than Shared Proceedings (it being understood, for the avoidance of doubt, that, in case any Shared Proceeding is settled prior to Completion, the Seller’s indemnification obligation under clause 12.14(b) shall apply to such settlement).
(F)    Acquire, dispose of or lease (as lessor or lessee) any business (azienda) or branch of business (ramo d’azienda).
(G)    Acquire or dispose of real property rights over real estate (diritti reali immobiliari).
(H)    Enter into any type of transaction or agreement with members of the Seller Group (other than the Transferred Companies) or any of their related parties (pursuant to the definition under IAS 24), and other than as Disclosed.

(I)    Delay the payment of its suppliers, transfer any of its trade receivables or execute any factoring agreement in respect thereof, except (a) where immaterial in the context of the Business or (b) for any acts carried out in the ordinary course of business in accordance with past practice.
(J)    Enter into any contract whose duration exceeds two (2) years and which does not contemplate a right of withdrawal for the Transferred Companies with a prior notice equal to or shorter than 6 months, other than customer contracts entered into in the ordinary course;
(K)    Incur in any capital expenditure in excess of EUR 1,000,000 per year, in the aggregate for all Transferred Companies.
(L)    Enter into or become subject to any collective bargaining agreement or other contract, agreement or understanding with any labour union, works council or other entity or body that represents or seeks to represent Employees.
(M)    Other than in the ordinary course of business, make any loans or give any guarantee or security in favour of any person.
(N)    Modify accounting methods and principles, except if and to the extent required by Applicable Law and Accounting Principles.
(O)    Omit or fail to pay Taxes or file any Tax Returns when due, except where the consequences of such omission or failure are immaterial in the context of the Business.
(P)    With respect to LNSM, not carry out any actions set out in clause 22.2(a) paragraphs (i) to (iii) (with any references therein to the Purchaser or the Purchaser Group to be construed as references to the Seller or the Seller Group), such as to cause, trigger, increase or discover expenses in relation to the Hazardous Substances Activities.
8.    Miscellaneous
(A)    Agree or commit to do any of the above.

Schedule 3
(Completion Arrangements)
1.    Matters to be dealt with by the Seller. At Completion, the Seller shall (or shall cause the applicable member of the Seller Group to):
(A)    deliver to the relevant Purchasing Entity share certificates evidencing the LN Canada Shares duly endorsed for transfer;
(B)    cause SGI and LNSM to execute, before the Notary, a deed effecting the transfer of the respective NewCo Shares to the relevant Purchasing Entity, pursuant to article 2470 of the Italian Civil Code;
(C)    deliver to the relevant Purchasing Entity written resignation and release letters from each of the directors of NewCo and LN Canada effective as of Completion, including a full waiver of all claims they may have against NewCo and LN Canada, other than in respect of accrued and unpaid compensation in their capacity as directors;
(D)    cause SGI and LNSM to resolve, at a validly held shareholders’ meeting of NewCo, on (i) the release of the resigning directors from all present and future claims and liabilities arising in connection with their holding of their offices, except for fraud and gross negligence and (ii) the appointment of the persons indicated by the Purchaser as directors and, if applicable, statutory auditors of NewCo;
(E)    execute and deliver to the Purchaser the TSA and the IP Assignment Deed;
(F)    execute or cause the execution of such other instruments and take or cause the taking of such other actions as may be necessary to effect Completion;
(G)    deliver to the Purchaser (i) a certificate of good standing relating to LN Canada, (ii) a certificate registered in the name of the relevant member of the Purchaser Group representing the purchase of the LN Canada Shares and (iii) a duly updated central securities register relating to LN Canada;
(H)    deliver a certificate of non-foreign status for each Local Seller in the United States (or its regarded owner, if such Local Seller is an entity disregarded as separate from its owner for United States Federal income tax purposes) complying with the requirements of Section 1.1445-2(b) of the United States Treasury Regulations;
2.    Matters to be dealt with by the Purchaser. At Completion, the Purchaser shall:
(A)    pay the Completion Cash Payment to the Seller by way of wire transfer in immediately available funds to those bank accounts the details of which will be notified by the Seller to the Purchaser prior to Completion;
(B)    execute or cause the relevant Purchasing Entity to execute, before the Notary, a deed effecting the transfer of the NewCo Shares to the relevant Purchasing Entity, pursuant to article 2470 of the Italian Civil Code;
(C)    execute and deliver to the Seller the TSA and the IP Assignment Deed;

(D)    deliver to each of the resigning directors of the NewCo and LN Canada hold harmless and release letters whereby it agrees (i) not to bring and to cause NewCo and LN Canada as members of the Purchaser Group not to bring any claim against such resigning directors for any actions or activities carried out in connection with their offices, including pursuant to this Agreement, except for fraud and gross negligence and (ii) to indemnify and hold them harmless against any losses arising in connection with such claims in case of breach of the covenant under point (i);
(E)    execute or cause the execution of such other instruments and take or cause the taking of such other actions as may necessary to effect Completion.

Schedule 3-bis
(Deferred Completion Arrangements)
1.    Matters to be dealt with by the Seller. At Deferred Completion, the Seller shall (or shall cause the applicable member of the Seller Group to):
(A)    execute or procure the execution of the Local Transfer Documents relating to the Deferred Completion Local Businesses in compliance with any requirements under Applicable Law;
(B)    subject to the provisions of the applicable Local Transfer Documents, procure the delivery to the relevant Purchasing Entity of the Deferred Completion Local Transferred Assets which are capable of delivery;
(C)    execute or cause the execution of such other instruments and take or cause the taking of such other actions as may be necessary to effect the Deferred Completion;
2.    Matters to be dealt with by the Purchaser. At Completion, the Purchaser shall:
(A)    execute or procure the execution of the Local Transfer Documents relating to the Deferred Completion Local Businesses in compliance with any requirements under Applicable Law;
(B)    execute or cause the execution of such other instruments and take or cause the taking of such other actions as may necessary to effect the Deferred Completion.

Schedule 4
(Warranties)
1.    Organization and Capacity of the Seller and the Selling Entities; Insolvency
1.1    The Seller and each of the Selling Entities is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.
1.2    The Seller and each of the Selling Entities has the requisite capacity, power and authority to enter into and perform the Transaction Documents to which it is or will be a party and its obligations thereunder constitute or will constitute valid and binding obligations of the Seller or such Selling Entity in accordance with their terms.
1.3    None of the Seller or the Selling Entities has entered into a scheme or plan of arrangement or voluntary arrangement with any of its creditors nor is any of the Seller and the Selling Entities insolvent or deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986, the Italian insolvency laws (Regio Decreto 16 March 1942, no. 267, as amended) or any other equivalent insolvency law in the relevant jurisdiction relating to the relevant Selling Entity so concerned.
1.4    No order has been made nor resolution passed or, so far as the Seller is aware, petition presented for the winding up of any of the Seller or the Selling Entities.
1.5    No administrator or other receiver has been appointed over the whole or a part of the business or assets of any of the Seller or the Selling Entities or the whole or a part of the Business or Business Assets and, so far as the Seller is aware, no petition has been presented or application made for any of the foregoing.
1.6    There are no circumstances which would entitle a person to present a petition for the winding up of any of the Seller, SGI or any of the Selling Entities, to appoint an administrator in respect of any of the Seller, SGI or the Selling Entities or to appoint an administrative or other receiver over the whole or any part of the Seller, SGI or the Selling Entities’ undertaking or assets or the whole or a part of the Business or Business Assets.
2.    Organization and Qualification of the Transferred Companies; Insolvency
2.1    Each of the Transferred Companies is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.
2.2    Each of the Transferred Companies is qualified to do business in each jurisdiction where the operation of its business makes such qualification necessary.
2.3    None of the Transferred Companies has entered into a scheme or plan of arrangement or voluntary arrangement with any of its creditors nor is any of the Transferred Companies insolvent or deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986, the Italian insolvency laws (Regio Decreto 16 March 1942, no. 267, as amended) or any other equivalent insolvency law in the relevant jurisdiction relating to the Transferred Company so concerned.
2.4    No order has been made nor resolution passed or, so far as the Seller is aware, petition presented for the winding up of any of the Transferred Companies.

2.5    No administrator or other receiver has been appointed over the whole or a part of the business or assets of any of the Transferred Companies and, so far as the Seller is aware, no petition has been presented or application made for any of the foregoing.
2.6    There are no circumstances which would entitle a person to present a petition for the winding up of any of the Transferred Companies, to appoint an administrator in respect of any of the Transferred Companies or to appoint an administrative or other receiver over the whole or any part of the Transferred Companies’ undertaking or assets.
2.7    As of the LNSM Completion Date, LNSM will have share capital plus legal reserve at least equal to EUR 2,900,000. As of the Completion Date, LN Canada will have cash (in immediately available cleared funds) at least equal to CAD 300,000.
3.    Absence of Conflicts
3.1    The execution of, and the consummation of the transactions contemplated in, this Agreement will not:
(A)    result in a breach of any provision of the articles of association or other constitutional documents of any of the Seller, the Selling Entities or the Transferred Companies;
(B)    result in a material breach of, or constitute a material default under, any material instrument to which any of the Seller, the Selling Entities or the Transferred Companies are bound;
(C)    result in a breach of any material Governmental Order by which any of the Seller, the Selling Entities or the Transferred Companies are bound; or
(D)    require any consent of any Governmental Entity or other Third Party Consent
(without prejudice to clauses 5.1(a), 5.1(c), 8.2(a), 8.2(b), 13 and 19.3).
4.    Title to the Transferred Shares; Capitalisation
4.1    The Seller is the sole, exclusive and beneficial and of record owner, free and clear of all Encumbrances, of the LN Canada Shares and of an LNSM Share with a nominal value of EUR 2,151,586. SGI is the sole, exclusive and beneficial and of record owner, free and clear of all Encumbrances, of the NewCo Shares and of an LNSM Share with a nominal value of EUR 338,000.
4.2    Each of the LN Canada Shares, the NewCo Shares, and the LNSM Shares represent the entire issued and outstanding share capital of each of the respective Transferred Company.
4.3    The Transferred Companies do not have any outstanding share or other securities other than the Transferred Shares. There is no right for the allotment, conversion, redemption, issue, sale or transfer of shares or other securities of the Transferred Companies.
4.4    The Transferred Companies have no shareholdings in any other person.
4.5    The Disclosure Letter sets forth the minimum amount of the Liquid Funds of LNSM that are estimated to exist as of the Completion Date. The actual amount of the Liquid Funds of LNSM as of the Completion Date (excluding any amount set forth in clause 9.8(d)(i)(B)) (the “Completion LNSM Liquid funds”) shall be at least equal to such amount set forth in the Disclosure Letter.
5.    Corporate matters
5.1    All of the Existing Companies’ ledgers, books, registers (including any relevant shareholder registers) are kept in all material respects in accordance with the provisions of Applicable Law, and no written notice or allegation that any of them is incorrect or should be rectified has been received.
6.    Ownership of Business Assets
6.1    The Selling Entities and the Transferred Companies are the sole legal and beneficial owners or holders of the Business Assets that are capable of being so owned or held, free from all Encumbrances (other than Permitted Encumbrances).
6.2    Each of the Business Assets capable of possession is in the possession of a Selling Entity or a Transferred Company and, in the case of those that are Transferred Assets, suitable for transferring.
7.    Business Assets
7.1    Other than Intellectual Property (which is separately addressed in paragraph 7.2), inventory, receivables, cash, the Shared Contracts, and the assets used in providing Overhead and Shared Services or Seller Transition Services, and without prejudice to clauses 13.8 and 19.3, the Completion Business Assets, when taken together with the Seller Transition Services, constitute assets that are sufficient to conduct the HV Business in the same manner as currently conducted by the Seller Group in substantially all material respects.
7.2    Other than the Excluded IP, the Licensed IP and the Intellectual Property licensed under the Transaction Documents (subject to the terms thereof), the Business IP comprises all the material Intellectual Property owned by a member of the Seller Group that is used by the Seller Group to conduct the Business as currently conducted.
8.    Business Plant and Machinery
Each material item of Business Plant and Machinery:
(A)    has been maintained in accordance with the Seller Group’s operating policies as applied to the Business from time to time in force; and
(B)    complies in all material respects with all Applicable Law relevant to its operation and use and is, subject to ordinary wear and tear and maintenance requirements, fit for purposes and in adequate repair and condition.
9.    Material Contracts
9.1    The copies (or the summaries) of the Material Contract that have been provided in the VDR are true and correct copies (or summaries).
9.2    No member of the Seller Group is currently in material breach of any Material Contract and so far as the Seller is aware, no other party to any Material Contract is in material breach of such Material Contract.

9.3    None of the Material Contracts are invalid, nor are there any grounds for determination, rescission, avoidance or repudiation of any Material Contract and, so far as the Seller is aware, there are no facts or circumstances likely to provide any such grounds.
9.4    Each and any purchase price component under the Miami Instruments Agreements, other than the Miami Instruments Earn-Out, has been duly paid by the Seller Group.
9.5    The outstanding Disclosed Material Contracts are exclusively those listed in the Disclosure Letter.
10.    Trading
No customer or supplier that is a party to a Material Contract has during the Warranty Period:
(A)    ceased or indicated an intention to cease trading with or supplying to the Business;
(B)    reduced, or indicated an intention to reduce, substantially its trading with or supplies to the Business; or
(C)    materially changed, or indicated an intention to materially change, the terms on which it is prepared to trade with or supply the Business (other than normal price and quota changes).
11.    Intellectual Property
11.1    As of December 2, 2020, Attachment 5 (Business IP) contains an accurate and complete list of all of the registered or applied-for Business IP that is not expired or abandoned as of December 2, 2020 (“Registered Business IP”), including without limitation, details as to the jurisdictions and registration/application numbers thereof.
11.2    During the Warranty Period, no Selling Entity or Transferred Company has received any written claims challenging its ownership, or the validity and enforceability of any Registered Business IP.
11.3    Each item of Registered Business IP has been duly maintained (including the payment of maintenance fees).
11.4    So far as the Seller is aware, no activities of the Business infringe any Intellectual Property of any third party and during the Warranty Period no member of the Seller Group has received any written claim alleging that the conduct of the Business infringes, misappropriates or violates the Intellectual Property of any third party, in each case in a manner that is material in the context of the Business.
11.5    So far as the Seller is aware, during the Warranty Period no third party has infringed, misappropriated or violated the Business IP, in each case in a manner that is material in the context of the Business.
11.6    The Registered Business IP: (i) is, so far as the Seller is aware, subsisting in the relevant jurisdiction; (ii) will be, by the Completion Date, free and clear from any Encumbrances; and (iii) is solely owned by a member of the Seller Group (save for certain co-owned Business IP identified in the Disclosure Letter).

11.7    So far as Seller is aware, SGI, each Local Seller and each Existing Company has taken commercially reasonable steps to ensure that ownership of all material Intellectual Property created by employees or contractors of such entity for such entity has vested in it, either by operation of law or through a valid assignment.
11.8    The only written co-ownership agreements under which any Business IP is co-owned in force as of December 2, 2020 are those listed in the Disclosure Letter.
11.9    So far as the Seller is aware, no member of the Seller Group is required to pay a royalty or any other sum to any current or former Employee of such member of the Seller Group in respect of any of the Business IP created by such Employee during such employment and used in the Business as of December 2, 2020.
12.    Information Technology
12.1    The IT Systems included in the Business Assets have not, during the Warranty Period and the period between December 2, 2020 and the Applicable Completion Date, failed to any material extent and, so far as the Seller is aware, the data that they process has not been corrupted or compromised to any material extent.
12.2    The Seller Group currently maintains, and has maintained during the Warranty Period and the period between December 2, 2020 and the Applicable Completion Date, commercially reasonable procedures in relation to protecting the operation, back-up, confidentiality, integrity and security of the IT Systems included in the Business Assets.
13.    Data Protection
So far as the Seller is aware, the processing of Personal Data by the Transferred Companies is in material compliance with all Applicable Law relating to the protection of Personal Data.
14.    Employees
14.1    The information in respect of the Business Employees disclosed (on an anonymised basis) in the VDR at #21.1.1 and, with respect to Transferred Employees, EC Employees and Key Employees, in tabs 1 to 4 in Attachment 7 (Employee Lists) is complete, correct and up to date in all material respects as at 30 June 2020.
14.2    The Transferred Employees expected to transfer by operation of Applicable Law have been identified according to Applicable Law including the main case law principles (if any).
14.3    No member of the Seller Group has offered, promised or agreed to any future variation to the employment terms (including remuneration, benefits and golden parachutes) of any Key Employee (other than those required by Applicable Law or any collective bargaining agreements) including the introduction of any new limitation on the ability to terminate their employment agreements.
14.4    There has not been within the last 3 (three) years, and there is not presently pending or existing or threatened in writing any material unfair labour practice strike, work stoppage or other material labour dispute, charge or grievance (whether official or unofficial) in respect of the Business Employees.

14.5    None of the Business Employees has received or is entitled to receive any shares, options, warrants, loan notes or similar instruments or any payment of dividends or distribution of profits on the relevant Transferred Company’s capital. The Transaction (either alone or in conjunction with any other event outstanding as of the Applicable Completion Date, and other than required by Applicable Law or collective bargaining agreement) shall not give rise to any entitlement by any Business Employee to terminate his or her employment or to receive any benefit, remuneration or other payment from any Transferred Company.
14.6    There are no wages, bonuses or other remuneration payments (as well as any social security contributions due in connection therewith) and pension benefits actually due and payable as of the Applicable Completion Date to Business Employees, or to former Employees, directors and independent contractors (including consultants and agents) of the Transferred Companies, in excess of any amounts accrued since the last pay period.
14.7    So far as the Seller is aware, each of the Transferred Companies (as well as SGI with reference to the Italian Business) and each Local Seller (with reference to Local Transferred Employees) is in material compliance with all Applicable Law and all other contractual and legal requirements and obligations relating to the employment and engagement of Employees and independent contractors, including labour and employment practices, terms and conditions of employment, wages, working time, hours of work, recordkeeping, employee classification, non-discrimination, fixed-term contracts, mandatory placement of disabled employees, employee benefits, employee leave, payroll documents, record retention, equal opportunity, immigration, health and safety, redundancy, social shock absorbers (ammortizzatori sociali) (whether currently pending or granted in the past), termination or dismissal, collective bargaining, employee and union information and consultation rights also at the European Union level (including in connection with the transactions contemplated by this Agreement), transfers of undertakings, the payment of Employee welfare and retirement benefits.
14.8    Each of the Transferred Companies (as well as SGI with reference to the Italian Business) and each Local Seller (with reference to Local Transferred Employees) has to the extent required by Applicable Law duly paid to complementary pension funds or to the social security fund (fondo di tesoreria) or set aside in its statutory accounts the provisions related to the severance indemnities required by Applicable Law (including, where applicable, the Italian T.F.R.).
14.9    There are no material pending Proceedings in connection with any employment and labour matter whatsoever including but not limited to failure(s) to comply with Applicable Law, from any of the Business Employees, or from any former Employees or independent contractors of the Transferred Companies, or from any individual alleging (i) that he or she is an Employee or a former employee of any Transferred Company and has a right to be employed by or reinstated in service with any of the Transferred Companies or (ii) that he or she is entitled to payments related to differences in compensation or social security contributions.
14.10    There are no Employees (not already listed on tabs 1, 2 or 3 of Attachment 7 (Employee Lists)) who are on any form of long-term absence from the Seller Group who have a contractual or statutory right to return to work in the Seller Group as a Business Employee.

14.11    In the three-year period before the Completion Date and except as indicated in the registers of accidents or equivalent of each Transferred Company (or SGI, with reference to the Italian Business), no material occupational accidents have occurred to, and no material occupational disease has been reported for, any Employees or independent contractors of each Transferred Company (or SGI, with reference to the Italian Business).
14.12    There are no pending individual or collective dismissals of Business Employees being carried out by the Transferred Companies.
14.13    No member of the Seller Group has given written notice of termination to, or so far as the Seller is aware received written notice of resignation from, any Key Employee.
14.14    As of December 2, 2020, the Seller Group had not made an offer of employment to any person who if the offer had been accepted would have become a Business Employee, which, as of December 2, 2020, had yet to be accepted or rejected.
14.15    Employee Representatives:
(A)    All works councils established by any member of the Seller Group that are responsible for the Business Employees have been Disclosed.
(B)    Copies of all collective bargaining agreements and any other material written agreements between any member of the Seller Group and any Employee Representative, which either have a material financial impact on the employment of the Business Employees as a whole or include restrictions on dismissals applicable to the Business Employees, have been Disclosed and there do not exist any other material written agreements which are applied or applicable to the Business Employees.
(C)    During the Warranty Period, there have been no material collective labour disputes, strikes or work stoppages involving the Business Employees.
14.16    Pensions:
(A)    The Business Employees are not entitled to any pension benefits other than pursuant to the Employee Pension Plans, as required by Applicable Law or collective bargaining agreement.
(B)    All contributions to Employee Pension Plans which have fallen due for payment in respect of the Business Employees have been paid.
15.    Financial Information
15.1    The accounting records for the Business have been maintained in all material respects in accordance with Applicable Law and applicable Accounting Principles.
15.2    The unaudited balance sheets of the Business as of 30.6.2020 (“L.5 HV June balance sheet sent 7.24.20” included as VDR file reference 12.5) and the unaudited statements of operations for the twelve months ended 31.12.2019 and 6 months ended 30.6.2020 (VDR file “L.6 HV PL Proton sent vFinal 7.24.20” included as VDR reference 12.6.) have been provided in the VDR (the “Business Financial Information”). Having regard to the fact that the Business Financial Information (i) has not been prepared on a statutory or audited basis and (ii) does not relate to a separate, stand-alone legal entity, the Business Financial Information:

(A)    gives a fair view in all material respects of the Business and the Business Assets for the accounting period to which it relates, in accordance with Applicable Laws and applicable Accounting Principles;
(B)    contains no material misstatement and is not misleading in any material respect; and
(C)    has been prepared in accordance with true and complete books of account and other financial records of the Seller Group and is derived from the Seller Group’s audited historical financial statements (which were prepared in accordance with applicable Accounting Principles on a consistent basis throughout the periods referred to therein).
15.3    The EY Factbook:
(A)    does not contain any material errors in it;
(B)    does not contain statements attributed to management of the Business which are materially incorrect;
(C)    is not affected by any material omissions related to the financial performance, assets or liabilities of the Business.
15.4    Having regard to the fact that the Italian Business Reference Balance Sheet (i) has not been prepared on a statutory or audited basis and (ii) does not relate to a separate, stand-alone legal entity, the Italian Business Reference Balance Sheet:
(A)    contains no material misstatement and is not misleading in any material respect; and
(B)    has been prepared in accordance with true and complete books of account and other financial records of SGI and is derived from the SGI’s audited historical financial statements (which were prepared in accordance with Italian generally accepted accounting principles).
15.5    The EC Reference Accounts:
(A)    have been prepared in accordance with Applicable Law and the Accounting Principles;
(B)    give a true and fair view in all material respects of the state of affairs of each of the Existing Companies as at the 31 December 2019 and of the profit or loss of each of the Existing Companies for the period ended on 31 December 2019, all of the above in accordance with Applicable Law and the Accounting Principles.
15.6    From 31 December 2019 to December 2, 2020, each Existing Company and SGI (with reference to the Italian Business) conducted its business in the ordinary course of business in all material respects.
15.7    From December 2, 2020 to the date hereof, the Seller has complied with all its obligations under clause 11(A) of the Original SAPA.
15.8    On the LNSM Completion Date but prior to the LNSM Completion, the financial statements of LNSM for the years following 2019 which have lapsed as of such date:

(C)    shall have been duly approved by the competent corporate bodies of LNSM according to Applicable Law (if so required pursuant to the terms provided under Applicable Law);
(D)    shall have been prepared in accordance with Applicable Law and the Accounting Principles;
(E)    shall give a true and fair view in all material respects of the state of affairs of LNSM as at the relevant date and of the profit or loss of each of LNSM for the relevant period, all of the above in accordance with Applicable Law and the Accounting Principles.
16.    Inventory; Receivables; Indebtedness, loans
16.1    Except to the extent written off or written down or provisioned against in the Business Financial Information, the Italian Business Reference Balance Sheet or the EC Reference Accounts, or taken into account for purposes of the determination of the Purchase Price, inventory included in the Business Assets is in good and merchantable condition, suitable and usable for the purposes for which it is intended and not obsolete, unsaleable or deteriorated.
16.2    Except to the extent written off or written down or provisioned against in the Business Financial Information, the Italian Business Reference Balance Sheet or the EC Reference Accounts, or taken into account for purposes of the determination of the Purchase Price, Receivables included in the Business Assets are liquid and payable, are not disputed and each relevant member of the Seller Group has title thereto except for Permitted Encumbrances.
16.3    The Italian Business does not comprise any financial indebtedness or any money raised by promissory note or debt factoring.
17.    Authorisations
17.1    The Selling Entities and the Transferred Companies are the holders of all material Business Authorisations (including the Specified Authorisations for purposes of this section) required to carry on the Business as currently conducted. The Transferred Authorisation and the EC Authorisations represent all material Business Authorisation (including the Specified Authorisations for purposes of this section) required to carry on the Business as currently conducted and, so far as the Seller is aware, no circumstances exist which might prejudice the continuation or renewal of any material Transferred Authorisations or result in any of them being materially modified. The Business Assets and the Business Employees, when taken together with the Seller Transition Services, are suitable to obtain the transfer of the material Transferred Authorisations or, to the extent material Transferred Authorisations are not capable of being transferred, the issuance or granting of new Authorisations substantially equivalent to such Transferred Authorisations and to allow the operation of the Business in accordance with Applicable Laws pending such transfer or issuance or granting.
17.2    Each Existing Company has all material Authorisations necessary to own and operate its assets and to carry on its business as it does at present and has complied in all material respects with all terms and conditions of such Authorisations and nothing has been, or is agreed under or pursuant to this Agreement to be, done or omitted to be done by members of the Seller Group according to Applicable Law which might prejudice the continuation or renewal of any of such Authorisations or result in any of them being materially modified.
17.3    The members of the Seller Group have not received any written notice from any Governmental Entity with respect to any of the Business Authorisations required to carry on the Business in the manner in which it is now carried on threatening to suspend, cancel, revoke or materially amend such Business Authorisations (without prejudice to the possibility that any Transferred Authorisations might not be transferred to the Purchasing Entities).
17.4    So far as the Seller is aware, each third party that is a supplier or contractor for the Seller Group holds and is in compliance in all material respects with all material licences, permits, consents and authorities insofar as they reasonably relate to the products or services the third party provides to the Seller Group in connection with the Business.
17.5    All application and renewal fees due and payable with respect to all material Business Authorisations required to carry on the Business have been paid.
18.    Product Recall and Liability
18.1    During the Warranty Period, no Product (or any component thereof) has been, as a result of any action by any Governmental Entity, recalled, suspended, withdrawn, seized, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action letter (including any correspondence questioning data integrity) by any member of the Seller Group; nor are any such actions pending or under consideration (or any facts, conditions, or circumstance known) by any member of the Seller Group, or, so far as the Seller is aware, by any Governmental Entity. There is no pending or threatened in writing litigation anywhere in the world seeking the recall, withdrawal, suspension, seizure or discontinuance of any of the Products.
18.2    During the Warranty Period and the period between December 2, 2020 and the Applicable Completion Date, the Products sold by the Business have complied in all material respects with all applicable product specifications and have been manufactured in all material respects in accordance with Applicable Law.
19.    Insurance
19.1    All insurance policies taken out by the Existing Companies are in full force and effect and no written notice of cancellation, termination or default has been received with respect to any such insurance policy. All premiums due and payable on such policies have been paid in full. As of December 2, 2020, there were no claims outstanding under any such insurance policy in relation to Business Assets.
20.    Environment
20.1    During the Warranty Period and the period between December 2, 2020 and the Applicable Completion, the operations of the Business have been conducted in material compliance with Applicable Environmental Laws. Each of the Existing Companies (as well as SGI with respect to the conduct of the Business) is, and has been during the Warranty Period and the period between December 2, 2020 and the Applicable Completion Date, in material compliance with all Environmental Authorisations and, as of December 2, 2020, had received no written notice of any action to revoke or modify any such Environmental Authorisations or change the conditions of the same. So far as the Seller is aware, no circumstances exist which might prejudice the continuation or renewal of any of the material Environmental Authorisations or result in any of such material Environmental Authorisations being materially modified or denied renewal or renewed at materially different terms and conditions.
20.2    During the Warranty Period and the period between December 2, 2020 and the Applicable Completion Date, there have not been present, and each of the Existing Companies (as well as SGI with respect to the conduct of the Business) has not treated, stored, discharged, recycled or disposed of, any hazardous materials on any Business Properties or elsewhere in a manner that would result in a material environmental liability.
20.3    Each of the Existing Companies (as well as SGI with respect to the conduct of the Business) has during the Warranty Period and the period between December 2, 2020 and the Applicable Completion Date performed its business activities, including all operations, processes, methods and techniques used for transportation, treatment, storage and disposal of waste and for water procurement and water discharge, in material compliance with Applicable Environmental Laws in force from time to time, as well as with the procedures and requirements provided for in the Environmental Authorisations relating to each of such activities.
20.4    As of December 2, 2020, there were no pending, or threatened in writing, civil litigation or trial or, so far as the Seller is aware, criminal investigation or administrative proceedings involving any of the Existing Companies (as well as SGI with respect to the conduct of the Business) and their current directors, officers or Employees (in each case, in their respective capacity as directors, officers or Employees), for material violation of any Applicable Environmental Laws or for compensation of material damage suffered by the environment or by third parties. As of December 2, 2020, no Existing Company (as well as SGI with respect to the conduct of the Business) or, so far as the Seller is aware, their directors, officers or Employees had received any written notice of material violation, warning, notice, demand or other notification that was still pending as of such date according to which it is or may be liable for any alleged material non-compliance with Applicable Environmental Laws, including, without limitation, any Applicable Law related to asbestos, lead or silica or products, assets, materials, or supplies, or other property (including personal property, real property and fixtures) containing asbestos, lead or silica, or any exposure thereto.
20.5    Each of the Existing Companies has not assumed or undertaken any material environmental liability of any other person, including its own directors, managers and Employees. No material work, remediation, investigation, report, investment or expenditure is required to be incurred under any Applicable Environmental Law in order to lawfully carry out the Business.
20.6    The Warranties in this paragraph 20 do not apply to any matters relating to Hazardous Substances or Contamination at the Saluggia Campus, to the extent addressed by clause 22 of the Agreement.
21.    Compliance with Laws; Anti-bribery and corruption
21.1    During the Warranty Period and the period between December 2, 2020 and the Applicable Completion Date, the Business has been conducted in material compliance with Applicable Law (other than Applicable Law relating to the protection of Personal Data, which is separately addressed in paragraph 13) and as of December 2,

2020 neither the Seller nor any member of the Seller Group had received written notice of possible material breach of any Applicable Law in relation to the Business or the Business Assets.
21.2    No Transferred Company (as well as SGI in connection with the Italian Business) and no director, officer or Employee of a Transferred Company (or of SGI in connection with the Italian Business) and no other person acting on behalf of a Transferred Company (or of SGI in connection with the Italian Business) has (i) made a material violation or is in violation of any applicable anti-bribery or anti-corruption law or regulation enacted in any jurisdiction (collectively, “Anticorruption Laws”), or (ii) made, offered to make, promised to make or authorised the payment or giving of, in material violation of Applicable Law, any bribe or kickback. Directors and managers of SGI or LNSM have not committed any violation or offence which could result in a liability for the Transferred Companies pursuant to law 8 June 2001, no. 231.
21.3    To the knowledge of the Seller, no Transferred Company (as well as SGI in connection with the Italian Business), and no director, officer, Employee of a Transferred Company (or of SGI in connection with the Italian Business) has been subject to any investigation by any governmental agency with regard to any actual or alleged violation of any Anticorruption Laws.
21.4    The Transferred Companies (as well as SGI in connection with the Italian Business) have in place applicable policies and procedures designed to prevent the Transferred Companies (as well as SGI) and their directors, officers and Employees of a Transferred Company (or of SGI in connection with the Italian Business), from violating any Anticorruption Laws.
21.5    The operations of each Transferred Companies (and of SGI in connection with the Italian Business) are, and have been during the Warranty Period and the period between December 2, 2020 and the Applicable Completion, conducted in compliance with all material anti-money laundering laws and all applicable material financial record keeping and reporting requirements, rules and regulations (collectively, “Money Laundering Laws”) and no investigation, action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any Transferred Company (or SGI in connection with the Italian Business) with respect to Money Laundering Laws is pending.
22.    Disputes
22.1    As of December 2, 2020, no member of the Seller Group was involved in any material litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings (together, “Legal Proceedings”), whether as claimant, defendant or otherwise in relation to the Business.
22.2    So far as the Seller is aware, as of December 2, 2020 there was no matter or fact in existence that was likely to give rise to material Legal Proceedings involving the Business or the Transferred Companies.
22.3    As of December 2, 2020, the Seller was not subject to any material order or judgment given by a court, arbitrator, tribunal, regulator or governmental agency in relation to the Business or any of the Business Assets that is still in force.

23.    Business Properties
23.1    A Transferred Company or a Selling Entity is in actual occupation of each of the Business Properties on an exclusive basis and no other person has any right (actual or contingent) to possession, occupation or use of or interest in the Business Properties.
23.2    The leases, underleases, tenancies, licences, grants, easements, mortgages, hypothecs and debentures affecting the Business Properties are listed and described in Attachment 8 (Properties).
23.3    No Business Property is subject to any matter which prevents the Transferred Company or the Selling Entities to carrying on the Business from that Business Property in the manner in which the Business is now carried on.
23.4    Subject to ordinary wear and tear and maintenance requirements, (a) the Business Properties are in adequate repair condition so as to be fit for the purpose for which they are used and (b) there are no structural or other material defects affecting the Business Properties.
23.5    No Transferred Company or Selling Entity is in breach of any material restriction, covenant or obligation which adversely affects the Business Properties.
23.6    The Existing Companies and SGI have good and marketable title (legal and beneficial) to the Business Properties that they own (the “Owned Business Properties”), free and clear of any Encumbrances, other than the Encumbrances listed and described in Attachment 8 (Properties).
23.7    There are no Encumbrances (other than Permitted Encumbrances and the Encumbrances listed and described in Attachment 8 (Properties)) which may adversely affect the value of the Owned Business Properties or the proper use and enjoyment of it for the purpose of the Business Activity now being carried at the Owned Business Properties.
23.8    As of December 2, 2020, there was no material disputes concerning boundaries, easements, covenants or other matters relating to the Owned Business Properties or their use and occupation and there are no pending or threatened in writing material disputes, actions, claims or demands in respect of the Owned Business Properties.
23.9    All developments carried out in relation to the Owned Business Property have been in material compliance with Applicable Law.
24.    Taxes
24.1    Each Transferred Company has in accordance with Applicable Law: (i) completed and filed all material Tax Returns required to be filed by it in the last five (5) years; and (ii) paid, remitted, or made adequate provisions for the payment or remittance of, all material Taxes shown to be due on such Tax Returns. All of the above-mentioned Tax Returns were, when filed, truthful, accurate and complete in all material respects.
24.2    There are no material Taxes which have become due and payable by any Transferred Company in the last five (5) years which have not been so paid, other than Taxes that are being contested in good faith and in respect of which appropriate provision or reserve has been made.

24.3    Each Transferred Company has in accordance with Applicable Law: (i) duly and timely made all material applicable withholdings related to Taxes required to be made by it in the last five (5) years, and (ii) either paid such withholdings to the relevant Tax Authority (if they have become due and payable) or set aside appropriate provision for the payment of such withholdings.
24.4    No Transferred Company has any material claim relating to Tax pending before any court, tribunal or other judicial authority, no Tax Authority has served any written notice on any Transferred Company in the last five (5) years of any Tax dispute or any non-routine Tax investigation or audit, and, so far as the Seller is aware, no Tax Return or Tax liability of any Transferred Company is proposed to be subject to a non-routine examination by any Tax Authority.
24.5    No Transferred Company has in the last five (5) years requested, executed, received, or entered into any agreement relating to any waiver (which is not based on the strict application of any relevant legislation or any published practice of any Tax Authority and which is not widely available to other similar taxpayers) that is still outstanding and that provides for any extension of time in respect of: (i) the assessment, reassessment, or collection of any Taxes by any Tax Authority; (ii) the filing of any Tax Returns in respect of any Taxes for which any Transferred Company is or may be liable; or (iii) the payment or remittance of any Taxes or amounts on account of Tax.
24.6    Each Transferred Company is resident for Tax purposes in its jurisdiction of incorporation and has no permanent establishment or other taxable presence outside its jurisdiction of incorporation and is not and has not at any time been treated as resident or otherwise having a permanent establishment or other taxable presence in any other country for any Tax purpose;
24.7    Each Transferred Company is registered for the purposes of value added tax in each jurisdiction where it is required by Applicable Law to be so registered, and has been so registered at all material times that it has been required by Applicable Law to be so registered.
24.8    For all material transactions in the last five (5) years between any Transferred Company and any non-resident person with whom it was not dealing at arm’s length, the Transferred Company, as applicable, has made or obtained records or documents that meet the transfer pricing requirements of Applicable Law.
24.9    All stamp duties or registration charges or similar duties or charges have been duly paid in respect of all documents which establish or are necessary to establish the title of any Transferred Company to any material asset, or by virtue of which any Transferred Company has any material enforceable rights.

Schedule 5
(Seller’s Limitations on Liability)
1.    General
1.1    Each provision of this Schedule shall be read and construed without prejudice to each of the other provisions of this Schedule.
1.2    For the purpose of this Schedule:
(A)    “Claim” means any claim, action or demand by any member of the Purchaser Group against any member of the Seller Group under or in connection with this Agreement or another Transaction Document made after Completion;
(B)    “Tax Warranty Claim” means any Claim by any member of the Purchaser Group under or for breach of the Tax Warranties;
(C)    “Tax Covenant Claim” means any Claim by any member of the Purchaser Group under paragraph 2 of Schedule 9 (Tax Covenant); and
(D)    “Warranty Claim” means any Claim by any member of the Purchaser Group under clause 20.1 or Schedule 4 (Warranties).
1.3    The Seller or another member of the Seller Group shall only be liable in respect of any Claim if and to the extent that such Claim is Resolved.
1.4    Without in any way affecting any common law or other duty, each any member of the Purchaser Group shall take reasonable steps to avoid or mitigate any loss or damage in respect of which a Claim is or is to be made, including enforcing against any person (other than a member of the Seller Group) any rights that any member of the Purchaser Group has or may have in respect of the fact, matter or circumstance giving rise to the Claim unless doing so would be materially detrimental to the Business.
1.5    In relation to any Claims, except those arising in the event of fraud on the part of the Seller: (a) any qualification as to material, materiality or any other similar qualification or standard contained in the Warranties shall be disregarded and the Warranties shall be construed without any reference to such qualifications (it being understood that the word “Material” in the defined terms “Material Contracts” and “Disclosed Material Contracts” shall not be disregarded); and (b) any reference to the Warranty Period in paragraph 20 (Environment) and paragraph 21.5 of Schedule 4 (Warranties) shall be read as a reference to the five-year period ending on December 2, 2020.
1.6    Subject to paragraph 1.5 above, the limitations under this Schedule 5 (Seller’s Limitations on Liability) shall not apply in the event of fraud of the Seller in respect of this Agreement or any other Transaction Document.
2.    Limitations on Quantum
2.1    De Minimis: No member of the Seller Group shall be liable for damages or other payment in respect of any individual Warranty Claim or Tax Covenant Claim (or, in each case, series of related Warranty Claims or Tax Covenant Claims with respect to the same events, facts or circumstances), where the liability agreed or determined in accordance with paragraph 1.3 above in respect of such Claim(s) does not exceed an amount equal to EUR 60,000.

2.2    Deductible: No member of the Seller Group shall not be liable for damages or other payment in respect of any Warranty Claim or Tax Covenant Claim unless and until the aggregate amount of all such Claims for which any member of the Seller Group is liable under paragraph 1.3 above (taking no account of those referred to in paragraph 2.1 above and excluding interest and costs) exceeds an amount equal to EUR 600,000 but once such threshold has been exceeded, members of the Seller Group shall be liable in respect of only the amount by which such sum is exceeded.
2.3    For the purposes of establishing whether the thresholds in paragraphs 2.1 or 2.2 have been exceeded in respect of any Warranty Claim or Tax Covenant Claim, the extent to which the amount of such Claim will be reduced by the operation of the other provisions of this Schedule or Schedule 9 (Tax Covenant) shall first be taken into account.
2.4    Maximum liability: The total aggregate liability of the Seller and the other members of the Seller Group (including all legal and other costs and expenses):
(A)    in respect of Warranty Claims for breach of Warranties other than Fundamental Warranties, shall not exceed EUR 8,000,000;
(B)    in respect of Claims under clause 22, shall not exceed (i) EUR 37,500,000 minus (ii) the Hazardous Substances Expenses Funded Amount (it being understood that the amount under (ii) shall be subtracted from the amount under (i) for the purposes of this letter (B) only insofar as, after the LNSM Completion Date, the outstanding LNSM receivables (including under cash pooling arrangements) from the Seller Group are timely paid by the Seller Group thus providing LNSM with the cash to pay any Hazardous Substances Expenses and it being also understood that, should such difference between (i) and (ii) be a negative amount, then the relevant amount under this letter (B) shall be deemed to be zero);
(C)    in respect of all Claims under this Agreement (including the Claims referred to in (A) and (B) above, but excluding the Claims referred to in (D) below), shall not exceed the Purchase Price;
(D)    in respect of all Tax Covenant Claims pursuant to paragraph 2.1(C) or 2.1(D) of Schedule 9 (Tax Covenant), shall not exceed the maximum amounts provided for the joint and several liability of NewCo with SGI or LNSM, as the case may be, according to paragraphs 1-3 of article 14 of Legislative Decree no. 472 of 18 December 1997, as subsequently amended and applied, as may be limited pursuant to a Tax Certificate.
2.5    Any Warranty Claim arising from matters relating to Hazardous Substances or Contamination shall decrease both the amount available under paragraph 2.4(A) of this Schedule 5 (Seller’s Limitations on Liability) and the amount available under paragraph 2.4(B) of this Schedule 5 (Seller’s Limitations on Liability) by the quantum of such Warranty Claim once Resolved.
3.    No Liability for Contingent or Non-Quantifiable Claims
To the extent that any Claim arises by reason of a liability which, at the time such Claim is notified to the Seller under paragraph 4, is contingent only, is not capable of being quantified or is otherwise not due and payable (a “Contingent Liability”):

(A)    then no member of the Seller Group shall be under any obligation to make any payment in respect of such Claim unless and until such Contingent Liability ceases to be contingent, becomes capable of being quantified or otherwise becomes due and payable (as applicable) (such date being the date on which the Contingent Liability “Crystallises” and “Crystallising” shall be interpreted accordingly); but
(B)    for the avoidance of doubt, the relevant member of the Purchaser Group may (subject to the other provisions of this Schedule) notify such Claim under paragraph 4 prior to such Contingent Liability Crystallising; and
(C)    the period for commencing proceedings in respect of such Claim in paragraph 4.2 shall be extended so the period of six months for commencing legal proceedings begins on the date upon which such Contingent Liability Crystallises.
4.    Claims
4.1    Time limits for notifying Claims: No member of the Seller Group shall be liable in respect of any Claim unless the relevant member of the Purchaser Group shall have given to the Seller written notice of such Claim specifying, to the extent then known by any member of the Purchaser Group and subject to paragraph 4.3, reasonable detail of:
(A)    the matter which gives rise to the Claim;
(B)    the legal and factual basis of the Claim (including the specific Warranties or other provisions of this Agreement or another Transaction Document which are alleged to have been breached or engaged); and
(C)    as far as capable of being quantified, the amount claimed in respect of the Claim (reasonably detailing the relevant member of the Purchaser Group’s calculation of any losses or damages alleged to have been suffered by it), promptly and in any event prior to:
(i)    with respect to Claims under clause 22 (Covenant to pay relating to Hazardous Substances), the 7th anniversary of the LNSM Completion Date;
(ii)    with respect to Warranty Claims under paragraph 20 (Environment) of Schedule 4 (Warranties), the 7th anniversary of the Completion Date;
(iii)    with respect to Warranty Claims under paragraph 14 (Employees) of Schedule 4 (Warranties), the 5th anniversary of the Completion Date;
(iv)    with respect to Warranty Claims related to Fundamental Warranties, (a) the 5th anniversary of the Completion Date, to the extent that such Warranty Claim does not relate to LNSM (other than in relation to the LNSM HV Service Business or (b) the 5th anniversary of the LNSM Completion Date, to the extent that such Warranty Claim relates to LNSM (other than in relation to the LNSM HV Service Business);
(v)    with respect to Tax Warranty Claims and Tax Covenant Claims, (a) the 6th anniversary of the Completion Date to the extent that such Tax

Warranty Claim does not relate to LNSM (other than in relation to the LNSM HV Service Business) or (b) the 6th anniversary of the LNSM Completion Date, to the extent that such Tax Warranty Claim relates to LNSM (other than in relation to the LNSM HV Service Business);
(vi)    with respect to any Warranty Claim other than those referred to in paragraphs (ii), (iii), (iv) and (v) above: (a) the later of the 1st anniversary of the Completion Date and 31 July 2022, to the extent that such Warranty Claim does not relate to LNSM (other than in relation to the LNSM HV Service Business); or (b) the 1st anniversary of the LNSM Completion Date, to the extent that such Warranty Claim relates to LNSM (other than in relation to the LNSM HV Service Business);
(vii)    with respect to all Claims related to the performance of this Agreement by the Seller Group prior to the Completion Date, the 5th anniversary of the Completion Date;
(viii)    with respect to all Claims other than those referred above, the relevant period specified within the Limitation Act 1980.
4.2    Time limits for commencing proceedings: No member of the Seller Group shall be liable in respect of any Claim if legal proceedings in respect of such Claim have not been commenced within six (6) months of the service of notice in accordance with paragraph 4.1, and for this purpose proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Seller.
4.3    Statutory limitation periods: The limitation periods specified in paragraph 4.1 above shall apply whether or not such periods are longer or shorter than any relevant statutory limitation period.
5.    Third-Party Claims
5.1    The provisions of this paragraph 5 shall apply if any third party brings or makes (or threatens to bring or make) any claim, demand, action or proceedings against the Purchaser or any member of the Purchaser Group which gives rise to a Warranty Claim other than a Tax Warranty Claim (a "Third Party Claim").
5.2    If any Third Party Claim is made or threatened in writing, the relevant member of the Purchaser Group shall:
(A)    as soon as is reasonably practicable, and in any case within fifteen (15) Business Days after any member of the Purchaser Group becomes actually aware of that Third Party Claim, give written notice of that Third Party Claim to the Seller, specifying in reasonable detail the nature of that Third Party Claim so far as any member of the Purchaser Group is then actually aware of it;
(B)    keep the Seller reasonably informed of the progress of, and the material developments in relation to, that Third Party Claim (including any addition to the Purchaser Group’s actual awareness of it) and provide the Seller with all such information in the possession or under the control of any member of the Purchaser Group as the Seller may reasonably request in connection such Third Party Claim;

(C)    provided that the losses or damages that may reasonably arise from the Third Party Claim do not exceed any limitations on the amounts for which the Seller may be liable hereunder, allow the Seller to assume control of the defense of such Third Party Claim with counsel of its choosing, it being understood that, in such a case, the Seller shall (and shall cause its counsel to) take any reasonable action necessary to conduct the Third Party Claim in order to resist, avoid or mitigate any loss or damage arising from such Third Party Claim. If the Seller assumes control of the defense, the relevant members of the Purchaser Group shall cooperate in good faith in such defense and shall be entitled to participate in it with counsel of the its choosing;
(D)    if the Seller does not assume control of the defense of such Third Party Claim mentioned in letter (C) above, take reasonable steps to consult with the Seller as to any ways in which that Third Party Claim might be avoided, disputed, resisted, mitigated, settled, compromised or defended (before settling or compromising that Third Party Claim); provided that, whether or not the Seller assumes control of the defence of such Third Party Claim, the Seller shall not be liable hereunder for any settlement entered into or consented to without the Seller’s prior written consent, not to be unreasonably withheld, conditioned or delayed.
6.    No Double Recovery
6.1    The members of the Purchaser Group shall not be entitled to recover from the Seller or any member of the Seller Group under this Agreement or any other Transaction Document more than once in respect of the same loss.
6.2    The members of the Purchaser Group shall not be entitled to recover from the Seller or any member of the Seller Group under this Agreement or any other Transaction Document any amount to the extent that it is taken into account in the calculation of the Purchase Price, including as adjusted pursuant to the Final Adjustment Report.
6.3    In calculating the liability of any member of the Seller Group in respect of a Claim (which for the purposes of this paragraph shall not include a Tax Covenant Claim) there shall be taken into account the amount by which any Taxation for which any member of the Purchaser Group is accountable or liable is reduced or extinguished within the first fiscal year following the Claim, in any case as a result of the matter giving rise to such Claim.
7.    Recovery From Third Parties
7.1    If, in respect of any matter which gives rise to a Claim (which for the purposes of this paragraph shall not include a Tax Covenant Claim), the Purchaser or any member of the Purchaser Group recovers from any other person (including an insurer), the amount of the Claim shall be reduced by the amount so recovered (less all reasonable costs, charges and expenses incurred by the Purchaser and any member of the Purchaser Group in recovering such amount and including, where that recovery is under a policy of insurance, the excess paid).
7.2    If any member of the Seller Group pays at any time to any member of the Purchaser Group an amount pursuant to a Claim (which for the purposes of this paragraph shall not include a Tax Covenant Claim) and any member of the Purchaser Group subsequently recovers from some other person any sum in respect of any matter giving rise to such Claim, (A) any remaining outstanding amount of the Claim shall be reduced by the sum recovered (including interest, if any, and deducting reasonable costs, charges and expenses incurred by the Purchaser and any member of the Purchaser Group in recovering such amount and including, where that recovery is under a policy of insurance, the excess paid) (the “Recovery Amount”) and (B) upon receiving such recovery, repay to such member of the Seller Group the lesser of (i) the amount paid by such member of the Seller Group to the relevant member of the Purchaser Group in respect of such Claim and (ii) any balance of the Recovery Amount not utilized in the reduction required under (A) (i.e., the difference between the Recovery Amount and any remaining outstanding amount of the Claim).
7.3    The members of the Purchaser Group shall take reasonable steps to enforce recoveries from any persons other than members of the Seller Group in respect of any matter giving rise to a Claim.
7.4    If any amount is repaid to a member of the Seller Group in accordance with this paragraph 7, the amount so repaid shall be deemed to have never been paid by such member of the Seller Group.
8.    Acts of the Members of the Purchaser Group
No member of the Seller Group shall be liable in respect of (i) a Claim related to the performance of this Agreement by any member of the Seller Group prior to the Completion Date (other than any Tax Covenant Claim), (ii) a Warranty Claim or (iii) a Claim under clause 22, to the extent that such Claim arises from:
(A)    any act, omission, transaction, or arrangement carried out at the written request of or with the written consent of any member of the Purchaser Group before Completion or pursuant to this Agreement or any other Transaction Document (without prejudice to Seller’s special indemnity obligations pursuant to clauses 2.11, 3.14, 3.15, 4.6(b), 5.5(c) and 12.8);
(B)    any act, omission, transaction, or arrangement carried out by the Purchaser or another member of the Purchaser Group on or after Completion, other than and excluding:
(i)    any act, omission, transaction, or arrangement carried out in order to comply with any Applicable Law or Governmental Order to which the Purchaser or applicable member of the Purchaser Group is subject;
(ii)    any act, omission, transaction or arrangement carried out at the written request of or with the written consent of the Seller or any member of the Seller Group; or
(iii)    any act or transaction required under a contract in existence at or pre-dating Completion included in the Business and to which the Purchaser or other applicable member of the Purchaser Group is bound as result of the Transaction;
(C)    any invasive physical investigation by or on behalf of the Purchaser or the members of its Group, unless such physical investigation is required by Applicable Environmental Laws that would be violated if such investigation was not undertaken at such time (it being understood that this clause (C) shall not apply to Claims under clause 22, which in this respect shall only be subject to clause 22.2);

(D)    after the Applicable Completion Date, any reorganisation (including a cessation of the whole or part of any trade, except to the extent such cessation is the result of a material breach by the Seller of the Warranties or any other obligation under this Agreement) or change in ownership of the Business or any member of the Purchaser Group; or
(E)    any change in any accounting basis on which any member of the Purchaser Group values its assets or any accounting basis, method, policy or practice of any member of the Purchaser Group, except where such change is required to rectify a failure by the Seller Group to comply with Applicable Law or the Accounting Principles prior to Completion.
The Seller shall not be liable in respect of any Warranty Claim due to a breach of paragraph 20 (Environment) of Schedule 4 (Warranties) relating to Hazardous Substances or Contamination at the Saluggia Campus, to the extent that such Warranty Claim arises from any acts by or on behalf of the Purchaser Group as set out under clause 22.2(a).
9.    Future Legislation
No member of the Seller Group shall be liable in respect of any Claim (which for the purposes of this paragraph shall not include any Tax Covenant Claims and Claims under clause 22 (Covenant to pay relating to Hazardous Substances)) to the extent that such Claim arises in connection with, or the amount of such Claim is increased as a result of:
(A)    the passing of, or any change in, after the Completion Date, any law, rule or regulation;
(B)    any change in the rates of Taxation in force at the Completion Date or any imposition of any Taxation introduced or having effect after the Completion Date or any withdrawal of any extra-statutory concession or other agreement or arrangement currently granted by or made with any Tax Authority (whether or not having the force of law) after the Completion Date.
10.    Boxing of Tax Warranties
The only Warranties given in relation to Tax or any related claims, liabilities or other matters (“Tax Matters”) are the Tax Warranties and no other Warranty is given in relation to Tax Matters.
11.    Disclosure
No member of the Seller Group shall be liable in respect of any Warranty Claim to the extent that any fact, matter or circumstance has been Disclosed.
12.    Nature of Losses
In respect of any Claim, the members of the Purchaser Group shall not be entitled to claim for (a) any indirect or consequential losses, or (b) any exemplary or punitive damages, or (c) other than pursuant to clauses 2.11, 3.14, 3.15, 3.19, 4.6(b), 5.5(c), 9.5, 9.6, 12.8, 12.14, 14.6(d) and 22 and Schedule 9 (Tax Covenant) of this Agreement, and clauses 6.8(d) and 7.6 of the TSA, any other loss that is not reasonably foreseeable.

Schedule 6
(Transfer of Specified Authorisations)
1.    Definitions
In this Agreement:
(A)    “Specified Authorisation” means the Product marketing Authorisations listed in Files no. 10.1.1 to 10.1.8 of the VDR and the ISO 13485 quality certificates for the Saluggia and Vancouver HV manufacturing sites;
(B)    “SA Data” means the existing and available dossiers containing the technical, biological, physical, safety, quality control, preclinical and clinical data used by any member of the Seller Group to obtain and maintain the Specified Authorisations;
(C)    “SA Holder” means the member of the Seller Group that is the holder of the relevant Specified Authorisation;
(D)    “SA Re-Registration Date” means the date on which the relevant Governmental Entity approves, or is deemed to approve, the relevant SA Re-Registration;
(E)    “SA Transfer Date” means the date on which the relevant Governmental Entity approves, or is deemed to approve, the relevant SA Transfer; and
(F)    “SA Transferee” means the member of the Purchaser Group or, where no member of the Purchaser Group satisfies the requirements under Applicable Law to be transferred the relevant Specified Authorisation, such person as is nominated by the Purchaser, in either case to whom the relevant Specified Authorisation is to be transferred.
2.    Specified Authorisation Transfer and Specified Authorisation Re-Registration
2.1    The Seller shall use, and shall procure that each applicable member of the Seller Group will use, all reasonable endeavours to ensure that, on or as soon as reasonably practicable after (i) the Italian Business Carve-Out Date with reference to Specified Authorisations relating to the Italian Business and (ii) the Applicable Completion Date with reference to each Local Business:
(A)    subject to paragraph 2.1(B) below, each Specified Authorisation shall be transferred in accordance with Applicable Law by the SA Holder to the SA Transferee (“SA Transfer”); and
(B)    where Applicable Law does not permit a SA Transfer in relation to any Specified Authorisation, a new marketing authorisation shall be registered in the name of the SA Transferee to replace the existing Specified Authorisation (“SA Re-Registration”) and the Seller shall procure that the relevant SA Holder takes all necessary steps to withdraw, abandon, cancel or allow to lapse the superseded Specified Authorisation as soon as practicable after the SA Re-Registration Date, it being understood that the Purchaser shall use all reasonable endeavours and cooperate in good faith with the Seller for the purposes of the SA Transfer and SA Re-Registration (as applicable).

2.2    Any SA Transfer or SA Re-Registration (as applicable) shall each be effected on a market-by-market basis (such that there shall not be any staggered SA Transfer or SA Re-Registration (as the case may be) on a Product-by-Product basis in any market), unless otherwise agreed between the Seller and the Purchaser.
2.3    With effect from (a) the Italian Business Carve-Out Date with reference to Specified Authorisation relating to the Italian Business and (b) the Applicable Completion Date with reference to each Local Business, until the earlier of (i) the SA Transfer Date or the SA Re-Registration Date (as applicable) and (ii) the SA Long Stop Date, the Seller shall procure that each SA Holder shall hold the Specified Authorisation(s) in its name but for the account, risk and benefit of the relevant SA Transferee.
Submission of Specified Authorisation Documentation
2.4    Without prejudice to paragraph 2.5, the Seller shall be responsible for preparing and submitting, or for procuring that there is prepared and submitted (at the Purchaser’s cost and expense), all notices, applications, submissions, reports and any other instruments, documents, correspondence or filings necessary to complete each SA Transfer or SA Re-Registration (as applicable) (the “SA Documentation”). The SA Documentation shall be prepared in accordance with Applicable Law as soon as reasonably practicable following the date of this Agreement. At the Purchaser’s election, the Seller shall procure that advanced drafts of the SA Documentation are submitted to the Purchaser so as to allow the Purchaser a reasonable opportunity to provide comments on such SA Documentation before it is submitted to the relevant Governmental Entity. The Seller shall consider any comments on such drafts as may reasonably be made by the Purchaser.
2.5    The Purchaser shall provide the Seller with any cooperation that the Seller may reasonably request.
2.6    Where under Applicable Law some or all of the SA Documentation is required to be submitted to the relevant Governmental Entity:
(A)    by the SA Holder, or, with reference to the Specified Authorisations relating to the Italian Business, by the SA Holder or by NewCo, the Seller shall procure that the SA Holder or NewCo submits such SA Documentation to the relevant Governmental Entity reasonably promptly after (i) the Italian Business Carve-Out Date with reference to Specified Authorisations relating to the Italian Business and (ii) the Applicable Completion Date with reference to each Local Business (in each case, without prejudice to the fact that the submission of part of the SA Documentation may be required at later stages of the SA Transfer and/or SA Re-Registration process) and the Seller shall promptly thereafter advise the Purchaser of such submission and provide a copy of the relevant SA Documentation (in the form submitted) to the Purchaser; and
(B)    by the SA Transferee with reference to Specified Authorisations relating to the Local Businesses, the Seller shall provide the finalised SA Documentation to be submitted by the SA Transferee and the Purchaser shall procure that the relevant SA Transferee submits the finalised SA Documentation to the relevant Governmental Entity reasonably promptly after the Applicable Completion Date (without prejudice to the fact that the submission of part of the SA Documentation may be required at later stages of the SA Transfer and/or SA Re-Registration process) and the Purchaser shall promptly thereafter advise the Seller of such submission and provide a copy of the relevant SA Documentation (in the form submitted) to the Seller.
2.7    In the event of any request for information or any query from any relevant Governmental Entity in respect of a SA Transfer or a SA Re-Registration (as applicable), the relevant party receiving such request or query shall provide copies thereof to the Seller or, as the case may be, to the Purchaser. The Seller shall be responsible for preparing, or procuring that there is prepared (at the Purchaser’s cost and expense), any response to such a request or query with the intention that such request or query shall be dealt with as promptly and efficiently as reasonably practicable. In advance of finalising any such response, the Seller shall procure that the relevant response is submitted to the Purchaser so as to allow the Purchaser a reasonable opportunity to provide comments on such response before it is submitted to the Governmental Entity.
2.8    When the applicable SA Transfer or SA Re-Registration has not been completed as of the Applicable Completion Date, from and after such Applicable Completion Date, the Purchaser shall have sole and exclusive responsibility (subject to the Seller having complied with paragraphs 2.4, 2.6 and 2.7 above) with respect to the applicable SA Transfer or SA Re-Registration and related SA Documentation and the Seller shall provide the Purchaser with such cooperation as the Purchaser may reasonably request, including as set forth in paragraph 3 below.
3.    Liabilities Pending SA Transfer or SA Re-Registration
Unless otherwise required by Applicable Law or a relevant Governmental Entity (or unless otherwise agreed in writing by the Seller and the Purchaser), with respect to each Specified Authorisation, from the Completion Date until the applicable SA Transfer Date or SA Re-Registration Date:
(A)    the Seller shall:
(i)    maintain in force the relevant Specified Authorisation, and shall not voluntarily amend, cancel or surrender the relevant Specified Authorisation unless requested to do so in writing by the Purchaser or required to do so by any Applicable Law or any Governmental Entity;
(ii)    upon reasonable request by the Purchaser, progress any registrations, variations or renewals to the relevant Specified Authorisation initiated by the Seller (or any other member of the Seller Group) prior to the Completion Date or withdraw them upon the request of the Purchaser;
(iii)    procure that the relevant SA Holder shall comply with the terms of the relevant Specified Authorisation and shall notify the Purchaser as soon as reasonably practicable of the details of any variations or renewals thereto initiated following the Completion Date;
(iv)    inform the Purchaser of any impending renewals of the relevant Specified Authorisation as at the Completion Date and the parties shall discuss in good faith to what extent any such renewal will be pursued or withdrawn; and
(v)    not without the consent of the Purchaser, initiate any additional variations or amendment to the relevant Specified Authorisation,

except to the extent required by any Governmental Entity or where failure to do so would breach Applicable Law;
(B)    without prejudice to the generality of the foregoing paragraph 3(A), the Purchaser acknowledges and agrees that each SA Holder shall be entitled to do (or to procure that there is done) any or all of the following (and the Purchaser acknowledges that, where the relevant SA Holder so chooses and unless otherwise agreed, responsibility for each of the following activities shall rest with the relevant SA Holder):
(i)    conducting any and all communications with a Governmental Entity in respect of a Specified Authorisation (including attending any meetings with relevant Governmental Entities and filing and submitting all reports and other documents which it reasonably considers necessary to be submitted in order to comply with Applicable Law or its obligations under this Agreement), provided that responsibility for (a) the costs of preparation of any such documents, reports and/or filings shall be borne by the Purchaser (or the relevant SA Transferee), and (b) the submission of SA Documentation shall be the responsibility of the Seller or the Purchaser, respectively in accordance with paragraphs 2.4 and 2.8 above, provided that the Seller shall ensure that the Purchaser is kept fully and promptly informed of any such communications or submissions in advance, to the extent reasonably practicable;
(C)    the Purchaser shall submit to the Seller (or shall procure that there is submitted) written details (in such form and with such supporting materials as the Seller may reasonably request) of any proposed activity that requires regulatory interactions with Governmental Entities (including clinical trials and promotional and training activities in respect of any Product commercialised pursuant to any Specified Authorisation), and the Purchaser acknowledges and agrees that no such activity shall be implemented, undertaken or otherwise commenced without the prior written consent of the Seller (for itself and on behalf of the relevant SA Holder). The Purchaser further agrees and acknowledges that, if it so chooses, the Seller shall be entitled to assume responsibility for obtaining (or procuring that there is obtained) the consent(s) and approval(s) of any relevant Governmental Entity required for such activity; and
(D)    to the extent permitted by Applicable Law and the terms of the relevant Specified Authorisation, the Purchaser or any other member of the Purchaser Group shall commercialise the Product(s) which are the subject of such Specified Authorisation (notwithstanding that such Specified Authorisation is held in the name of the relevant SA Holder and, for the avoidance of doubt, the proceeds of any such commercialisation shall be for the benefit of the Purchaser Group) and the Purchaser shall:
(i)    indemnify and hold harmless each member of the Seller Group against any and all actions, claims, demands, investigations, judgments, proceedings, liabilities, loss, damages, payments, costs and expenses arising in relation to the commercialisation of the Products by the Purchaser or any other member of the Purchaser Group under this paragraph 3(D); and

(ii)    procure that such Product(s) are commercialised in compliance with the terms of the relevant Specified Authorisation and the requirements of Applicable Law and the relevant Governmental Entity.
4.    Specified Authorisation Costs
From the Completion Date, the Purchaser shall be responsible for all necessary costs of preparation and submission of SA Documentation and, save as expressly provided in this Agreement, any other necessary costs incurred by the Seller or a member of the Seller Group in connection with the maintenance and any variations, amendments and renewals of the Specified Authorisations relating to the Products or for any matter requested by the Purchaser pursuant to this Schedule 6 and for all fees and costs reasonably incurred by the relevant member of the Seller Group in complying with its obligations in respect of a SA Transfer or SA Re-Registration.
5.    Liabilities following SA Transfer or SA Re-Registration
5.1    On and from the relevant SA Transfer Date or SA Re-Registration Date (as applicable), the Purchaser shall procure that each SA Transferee shall assume and be solely responsible for:
(A)    all obligations as the holder of such Specified Authorisation;
(B)    all activities and actions required by Applicable Law in connection with such Specified Authorisation; and
(C)    any and all outstanding commitments and obligations to the relevant Governmental Entities with respect to the relevant Specified Authorisation.
5.2    As soon as practicable following the relevant SA Transfer Date or SA Re-Registration Date (as applicable), the Seller shall deliver (or procure that there is delivered) to the Purchaser the relevant SA Data.
6.    Specified Authorisation Long Stop Date
If a SA Transfer or SA Re-Registration has not been completed with respect to a Specified Authorisation by the date that is two (2) years following Completion (the “SA Long Stop Date”), then, unless otherwise agreed between the parties:
(A)    the obligations of the Seller and each other member of the Seller Group with respect to such Specified Authorisation under this Schedule 6 shall cease;
(B)    the relevant SA Holder shall be free to withdraw, abandon, cancel or allow to lapse the Specified Authorisation at any time thereafter; and
(C)    notwithstanding that (i) a value may have been attributed to such Specified Authorisation or (ii) any member of the Purchaser Group may incur costs, expenses, losses or liabilities as a result of not being able to sell, market or distribute the Product in the market that is the subject of the Specified Authorisation or in putting in place replacement arrangements to permit it to do so, neither the Seller nor any other member of the Seller Group shall be liable to make any payment to any member of the Purchaser Group, whether in respect of the amount, if any, of the Purchase Price or otherwise, and no member of the Purchaser Group shall have any right to call for any adjustment to the Purchase Price or for any equalisation, compensatory or other payment from the Seller or any other member of the Seller Group in respect of such Specified Authorisation, other than in case of breach of the Warranties or breach of this Schedule 6.

Schedule 7
(Intellectual Property)
1.    Assignment of Transferred IP
(i) The Italian Transferred IP shall be assigned to NewCo pursuant to the contribution deed contemplated in clause 3.4 in this Agreement which shall be entered in connection with the Italian Business Carve-Out on the Italian Business Carve-Out Date and (ii) the Local Transferred IP shall be assigned to the Purchaser pursuant to the IP Assignment Deed which shall be entered into at Completion.
2.    Licensed IP and Sorin Marks
Licence of Licensed IP
2.1    The Seller hereby grants (and shall cause the relevant members of the Seller Group to grant), with effect from the Completion Date, to LN Canada and NewCo, and with effect from the LNSM Completion Date, to LNSM (to the extent applicable) (together, the “Licensees”), subject to the terms and conditions set out herein and subject to any applicable third party rights, a limited (subject to paragraphs 2.7 to 2.8 of this Schedule 7), worldwide, non-exclusive, non-sublicensable (except to members of the Purchaser Group solely for so long as they are members of the Purchaser Group, subject to paragraph 3.2), non-transferable (except as provided in paragraph 3.1), royalty-free, fully paid-up licence to use the Licensed IP solely in the conduct of the HV Business, and, after the LNSM Completion Date, solely in the conduct of the Business. The Purchaser acknowledges (and shall procure that the Licensees acknowledge) that, to the extent that the foregoing licence granted under this Schedule is granted in territories in which no Licensed IP subsists or is in force, no licence is granted in those territories.
2.2    The Purchaser acknowledges and agrees (and shall procure that each Licensee acknowledges and agrees) that the Know-How included in the Licensed IP is highly confidential Know-How that belongs to the Seller or another member of the Seller Group and which a member of the Seller Group developed or acquired through the expenditure of substantial time and money. The Purchaser shall (and shall procure that each Licensee shall) maintain in confidence and keep secret all such Know-How through taking such steps as Purchaser and each Licensee respectively undertakes to protect its Know-How of a similar nature (but no less than a reasonable degree of care given the highly sensitive nature of such Know-How). The Purchaser shall (and shall procure that each Licensee shall) also prevent such Know-How from being used by or disclosed to any person other than those of each Licensee’s employees or consultants having a need to know the content of such Know-How, and solely to the extent necessary to use Licensed IP subject to and consistent with the terms of this Agreement. The Purchaser shall (and shall procure that each Licensee) ensure that any employee or consultant of any Licensee who receives such access to such Know-How is advised of its confidential and proprietary nature and of the Licensees’ obligations under this Agreement. The Purchaser shall (and shall procure that each Licensee shall) notify the disclosing member of the Seller Group promptly and in writing if the Purchaser or any of the Licensees has knowledge of any unauthorised possession, use, reproduction, publication, disclosure or distribution of such Know-How in violation or contravention of the terms of this Agreement.
Sorin Marks and LivaNova Marks
2.3    The Seller shall ensure that SGI (or all other relevant members of the Seller Group) hereby grants to LN Canada and NewCo, with effect from the Completion Date, and to the extent applicable, to LNSM, with effect from the LNSM Completion Date, subject to any applicable third party rights, a perpetual (subject to paragraphs 2.8 to 2.9 of this Schedule 7), limited, non-exclusive, non-sublicensable (except to members of the Purchaser Group solely for so long as they are members of the Purchaser Group, subject to paragraph 3.2), non-transferable (except as provided in paragraph 3.1), royalty-free and worldwide (but only in the territories in which such Sorin Marks are registered/applied for or used as unregistered trademarks by SGI or by any other member of the Seller Group as at the Completion Date and then only to the extent SGI or any other member of the Seller Group has ownership rights in respect of each relevant Sorin Marks registered/applied for or used as unregistered trademarks in each relevant territory as at such date) licence to use the Sorin Marks solely in connection with the manufacture, promotion, marketing, distribution, import, export, offer for sale and sale of the Sorin Products (the “Sorin Licence”), and for no other purpose. For the avoidance of doubt, the Sorin Licence does not permit any use of the Sorin Marks by Licensees in domain names, company names and/or trade names. Save as provided under any other Transaction Document (including the TSA) Seller shall ensure that, after the Completion Date, no member of the Seller Group uses in the course of trade any Sorin Mark for the manufacture, promotion, marketing, distribution, import, export, offer for sale and sale of any medical devices for heart valve repair or replacement (for the avoidance of doubt, without prejudice to the right of any member of the Seller Group to use the Sorin Marks in connection with any product or services, or in any other way, other than for the manufacture, promotion, marketing, distribution, import, export, offer for sale and sale of any medical devices for heart valve repair or replacement). Notwithstanding the above, should the Licensees intend to manufacture, sell or distribute any such Sorin Products in any territory where, as of the Completion Date, the Sorin Marks are not applied for or registered by any member of the Seller Group, the relevant Licensee may notify the Seller in writing accordingly, specifying any territory in which the relevant Licensee wishes for SGI (or the relevant member of the Seller Group) to seek to apply for and register a Sorin Mark in a relevant class for a Sorin Product, and Seller shall (unless doing so would have a detrimental effect on the business of any member of the Seller Group or on any Excluded IP, would prejudice Seller or any member of the Seller Group’s ability to apply for or register any Sorin Mark for goods or services other than Sorin Products, or where Seller or SGI reasonably considers there to be a conflict with a pre-existing third party Trademark) take any reasonable step to ensure that SGI (or the relevant member of the Seller Group) uses reasonable endeavours to apply for such Sorin Mark in such territory in a relevant class for the applicable Sorin Product in SGI’s name, subject in all cases to payment by the applicable Licensee or the Purchaser of all costs and expenses (including application, filing and renewal fees, costs of responding to any oppositions, trademark attorney fees, and reasonable time and material costs of Seller’s, SGI’s and/or their applicable member of the Seller Group’s personnel handling such matters) reasonably and properly incurred and documented by Seller, SGI and/or any of the applicable members of the Seller Group in relation to such additional applications or registrations, provided that (i) Seller, SGI and/or any of the applicable members of the Seller Group shall be free to use counsel of their choosing and shall not be required to appeal any adverse decision or rejection issued in connection with any application or registration and (ii) it is expressly acknowledged that there can be no assurance that such newly applied-for Sorin Mark will be registered or issued. It is understood that the Sorin Licence will be automatically extended to such newly-filed Sorin Marks if and to the extent that SGI (or the relevant member of the Seller Group) acquires or obtains any rights under such newly-filed Sorin Marks.
2.4    The Seller shall take any reasonable step to ensure that SGI (or the relevant member of the Seller Group) will not knowingly voluntarily abandon or waive any application or registration for any Sorin Marks without first so notifying the Licensees and providing the Licensees with the opportunity to request that SGI endeavour (in which case, SGI shall endeavour) not to allow such application or registration to be abandoned or waived, subject in all cases to payment by the applicable Licensee or the Purchaser of all costs and expenses (including application, filing and renewal fees, costs of responding to any oppositions, trademark attorney fees, and reasonable time and material costs of Seller’s, SGI’s and/or the applicable members of the Seller Group’s personnel handling such matters) reasonably and properly incurred and documented by Seller, SGI and/or any of their applicable members of the Seller Group in relation to any such application or registration. Without prejudice to the foregoing, to the extent that SGI and the other members of the Seller Group cease to have rights in respect of any Sorin Marks in a given territory, the Sorin Licence shall automatically expire in respect of that Sorin Mark in that territory.
2.5    The Purchaser shall indemnify the Seller, SGI and each member of the Seller Group on an after-Tax basis against any losses suffered or incurred by it as the result of (i) any Licensee’s use of the Sorin Marks under the Sorin Licence and/or (ii) any member of the Purchaser Group’s use of any LivaNova Marks. The Purchaser shall procure that the Licensees (and any other member of the Purchaser Group that uses any LivaNova Marks), at their own expense, obtain and maintain throughout the term of the Sorin Licence and term of their use of any LivaNova Marks product liability and commercial general liability insurance issued by reputable insurers in relation to their respective activities with coverage of an amount adequate to support their liabilities in connection with the Sorin Licence and the LivaNova Marks Licence.
2.6    The Purchaser acknowledges, and shall after the Completion Date procure that the Licensees and any other member of the Purchaser Group acknowledge, that the Sorin Marks and LivaNova Marks have an established reputation and goodwill associated with them and that it is of importance to SGI and the Seller that the high standards and reputation of the Sorin Marks and LivaNova Marks be maintained during the term of the Sorin Licence and the LivaNova Marks Licence. Accordingly, at all times during the term of the Sorin Licence and of the LivaNova Marks Licence, the Purchaser shall ensure that the Licensees’ use or display of the Sorin Marks and any member of the Purchaser Group’s use of any LivaNova Marks shall (i) be of a high quality that is comparable to the one adopted by the Seller Group prior to the Completion Date; (ii) comply with any brand and trade mark usage guidance, and brand and quality standards, upon reasonable notice by SGI or the Seller to the Purchaser or any Licensee or other member of the Purchaser Group from time to time; and (iii) comply with Applicable Law and industry requirements. Upon request, the Purchaser shall, and shall procure that each Licensee and other member of the Purchaser Group shall, submit to the Seller and SGI samples of any packaging, marketing or other materials created or used by each Licensee or member of the Purchaser Group displaying any Sorin Mark or LivaNova Mark to allow the Seller and SGI to monitor the Licensees’ and Purchaser Group’s compliance with this paragraph 2.6. The Purchaser shall procure that each Licensee and member of the Purchaser Group conducts all of its activities related to the Sorin Marks and LivaNova Marks, as applicable, in a manner designed to protect and preserve the reputation and integrity of the Sorin Marks and LivaNova Marks, as applicable, and the goodwill associated therewith. The Purchaser shall procure that each Licensee and member of the Purchaser Group shall not, and shall not permit any other person to, do any act or thing that could be expected to damage the reputation or goodwill of the Sorin Marks or LivaNova Marks, as applicable, or of the Seller Group. The Purchaser shall procure that the Licensees and members of the Purchaser Group do not use or authorise the use of the Sorin Marks or LivaNova Marks in any manner that reflects negatively upon or is likely to otherwise adversely affect the Sorin Marks or LivaNova Marks. Without limiting the foregoing, if within thirty (30) days of receiving written notice from the Seller or SGI (as applicable) notifying the Purchaser or any Licensee of a breach of this paragraph 2.6, such Purchaser or Licensee fails to remedy any non-compliance with this paragraph 2.6, Purchaser shall procure that the breaching Licensee or member of the Purchaser Group suspend all activities, and all use or sale of any Sorin Products or products bearing or display any LivaNova Marks, until such situation is remedied to the Seller’s and SGI’s reasonable satisfaction, without prejudice to Seller’s right to terminate the Sorin Licence or LivaNova Marks Licence pursuant to paragraphs 2.8 and 2.9 below.
Duration and Termination
2.7    The licence granted under paragraph 2.1 shall last for the duration of the relevant Licensed IP. To the extent that any Licensed IP in a given territory expires, or is determined by a Governmental Entity to be invalid or unenforceable, the licence under paragraph 2.1 shall automatically expire in respect of such Licensed IP upon that expiration or determination.
2.8    The licence granted under paragraph 2.1, the LivaNova Marks Licence and/or the Sorin Licence may be terminated (with respect to any or all of the Licensees or any permitted assignee) with immediate effect by the Seller if the Purchaser, any member of the Purchaser’s Group, any of the Licensees or any permitted assignee disputes or directly or knowingly indirectly assists any third party to dispute the validity, enforceability or ownership (except with respect to any ownership disputes regarding the characterization of Intellectual Property owned by the Seller Group as of December 2, 2020 as either Licensed IP or Business IP under this Agreement), of any of the Licensed IP or any of the Sorin Marks or LivaNova Marks.
2.9    The Seller or SGI may terminate the Sorin Licence or LivaNova Marks Licence with respect to the relevant Licensee or member of the Purchaser Group (or any successor in interest) with immediate effect by giving written notice if (i) any Licensee or member of the Purchaser Group (or any successor in interest) (x) breaches the terms of the Sorin Licence or LivaNova Marks Licence (as applicable) and fails to cure such breach within 30 days of receiving written notice from the Seller or SGI (as applicable), or (y) fails to remedy any non-compliance with paragraph 2.6 within 30 days of receiving written notice from the Seller or SGI (as applicable) or (ii) an Insolvency Event occurs in relation to a Licensee or member of the Purchaser Group (or any successor in interest).
2.10    Upon termination or expiry of the term of the Sorin Licence or LivaNova Marks Licence, each Licensee or member of the Purchaser Group (or any successor in interest) shall immediately cease all use of the Sorin Marks or LivaNova Marks (as applicable) and any trade mark or trade name identical or confusingly similar to any Sorin Marks or LivaNova Marks; provided that, notwithstanding the foregoing, each Licensee shall have the right to sell off, solely in accordance with the terms and conditions of this Agreement, for a period of six (6) months from the date of such termination or expiration, those Sorin Products as Licensee has in its possession at the date of such termination or expiration (other than any Sorin Product that is either (i) the subject of a recall or that otherwise has any defect or issue that would reasonably be expected to adversely affect the goodwill associated with the Sorin Marks, or (ii) is the subject of termination of the Sorin Licence pursuant to Section 2.9(i)(y)).
2.11    The Purchaser shall procure that each Licensee and any other member of the Purchaser Group acknowledges and agrees that:
(A)    all intellectual property and other rights in the Sorin Marks and LivaNova Marks are the exclusive property of SGI, Seller or the relevant member of the Seller Group (as the case may be);
(B)    except for the Sorin Licence or LivaNova Marks Licence, it shall not acquire, nor claim, any right, title or interest in or to the Sorin Marks or LivaNova Marks or the goodwill attaching to them by virtue of this Agreement or its use of the Sorin Marks or LivaNova Marks;
(C)    all goodwill arising from use of the Sorin Marks or LivaNova Marks by Licensee or any other member of the Purchaser Group before, during or after the term of the Sorin Licence or LivaNova Marks Licence shall accrue and belong to SGI or Seller (as applicable), and Licensee or the applicable member of the Purchaser Group shall, at SGI’s or Seller’s request, promptly execute all documents reasonably required by SGI or Seller (as applicable) to confirm this; and
(D)    all use of the Sorin Marks or LivaNova Marks by Licensee or any member of the Purchaser Group shall be deemed to be use by SGI or Seller (as applicable) for the purpose of satisfying any applicable trade mark laws that require the use of the mark, or entitle SGI or Seller (as applicable) to rights in relation to use (including any distinctiveness acquired through use).

2.12    The Seller and the other members of the Seller Group shall be free to sell, transfer, assign or otherwise deal in any way with the Sorin Marks and/or LivaNova Marks provided that the Seller shall endeavour to ensure that any future acquirer of any Sorin Mark that is (and remains) licensed pursuant to the Sorin Licence acquires such Sorin Mark subject to, and agrees to abide by, the Sorin Licence, and a change of control of the Seller shall not affect the continuance in force of the Sorin Licence and the LivaNova Marks Licence, in each case, on the terms and subject to the conditions set out in this Schedule 7.
3.    Assignment and Sublicensing
3.1    The licence of Licensed IP granted under paragraph 2.1 of this Schedule 7 and the Sorin Licence may not be assigned, transferred, held on trust, encumbered, granted, declared, or disposed of by any Licensee (or its permitted assignee), except that they may be assigned in whole to a third party purchaser of all or substantially all of the Purchaser Group’s assets relating to this Agreement provided that:
(A)    the Purchaser shall notify the Seller in writing of any assignment, specifying the identity of any assignee; and
(B)    any assignment shall be in writing and shall oblige the assignee to comply with all terms relating to Licensed IP and the Sorin Marks that bind the Purchaser or any Licensee hereunder (and references to “Licensee” in this Agreement shall be construed to refer to such successor in interest).
3.2    Any permitted sublicense under the licence of Licensed IP granted under paragraph 2.1 of this Schedule 7, or under the Sorin Licence, or under the LivaNova Marks Licence, shall be in writing and shall obligate the sublicensee to comply with all terms related to the Licensed IP, Sorin Marks or LivaNova Marks that bind the Licensees or any member of the Purchaser Group under this Schedule 7. No permitted sublicensee shall have the right to sublicense its rights under a sublicence. The Purchaser and each Licensee and other member of the Purchaser Group shall be liable for all acts and omissions of any of the Licensees’ or any member of the Purchaser Group’s respective sublicensees and shall at all times and at their own cost enforce compliance by such sublicensees with the terms of such sublicence.
4.    Infringement
4.1    The Purchaser shall, and procure that each Licensee and other member of the Purchaser Group (and any permitted assignee) shall, immediately notify the Seller in writing of any of the following matters that comes to its or such Licensee’s (or its permitted assignee’s) or other member of the Purchaser Group’s attention (giving full particulars):
(A)    any actual, suspected or threatened infringement of the Licensed IP or of any Sorin Marks or LivaNova Marks; or
(B)    any allegation or complaint made by any third party that any of the Licensed IP or any Sorin Marks or LivaNova Marks relating to the Business is unenforceable or invalid or that use of the Licensed IP or any Sorin Marks or LivaNova Marks infringes any third-party rights.
The Purchaser shall not, and shall cause each Licensee and other member of the Purchaser Group (and any permitted assignee) not to, make any admissions in respect of any of these matters other than to the Seller.
Unless otherwise agreed by the Seller in writing, the Seller shall decide in its absolute discretion whether or not to take action, and what action to take, in respect of any current, pending and future claims relating to the Licensed IP or any Sorin Marks or LivaNova Marks, and shall have exclusive control over any resulting settlement, claims, actions and proceedings. The Purchaser shall, and shall procure that each Licensee and other member of the Purchaser Group (or any permitted assignee) shall, at the Seller’s reasonable cost, provide any assistance that the Seller requires (including bringing or joining proceedings) in connection with any of the matters referred to in this paragraph. Any award of costs or damages or other compensation payment recovered in connection with any of those matters shall be for the account of the Seller or the relevant member of the Seller Group.
5.    Licence Back
The Purchaser hereby grants with effect from the Completion Date (and shall procure that LN Canada, NewCo and any other applicable member of the Purchaser Group from the Completion Date grant, and shall (where relevant) procure that LNSM from the LNSM Completion Date grant) to the Seller, subject to the terms and conditions set out herein, a worldwide, non-exclusive, royalty-free, transferable and sublicensable (solely to members of the Seller Group for so long as they are members of the Seller Group, and any end users, customers or service providers acting for the Seller Group’s benefit), fully paid-up licence solely to continue using (i) in connection with any Deferred Local Business or LNSM any Intellectual Property included in the Business IP that is used in or necessary for the conduct of such Deferred Local Business or LNSM prior to the Deferred Completion Date or the LNSM Completion Date (as applicable), (ii) in connection with performing its obligations under the TSA and (iii) in connection with its ongoing businesses any Intellectual Property included in the Business IP that is both (x) subsequently identified after the Completion Date as not exclusively related to the Business and (y) to be transferred back by the Purchaser pursuant to clause 16 (Wrong Pockets) prior to such transfer back.

Schedule 8
(Calculation Principles)
1.    Completion Date Report, Purchaser Adjustment Amount and Final Adjustment Amount
1.1    The Business shall be consolidated including the Deferred Local Businesses.
1.2    The Completion Date Report, the Purchaser Adjustment Report and the Final Adjustment Report shall be prepared according to the following hierarchy of accounting principles:
(A)    Firstly, in accordance with the specific accounting rules set out below;
(B)    Secondly, in accordance with US GAAP;
(C)    Thirdly (and to the extent within the values allowed under rules (A) and (B) above), in accordance with past practice and LivaNova existing accounting policies.
2.    Specific Accounting Rules
The Business shall be consolidated in USD on a pro-forma basis whereby intercompany balances (where both parties are part of the Business) shall be eliminated and unrealised profits and/or losses on inventory shall be eliminated. The exchange rate at the Calculation Date shall be applied to translate items into USD. Any currency conversions shall be made at the applicable reference rates published by Bloomberg (Bloomberg currency rates fixing – BFIX) on the Calculation Date (or if no such rate is quoted on that date, on the last preceding date on which such rate is quoted).
3.    Trade Working Capital
Trade Working Capital shall be calculated as the algebraic sum of Inventory, Trade Receivable, net of Trade Payables, each as set forth in the following accounts:

Description	Accounts
Raw materials ending inventories - Gross value	FS11511
Raw materials ending inventories - Reserve adjust.	FS11512
Raw materials ending inventories - Net value	FS11510
Work in process ending inventories - Gross value	FS11521
Work in process ending inventories - Reserve adj.	FS11522
Work in process ending inventories - Net value	FS11520
Finished products ending inventories - Gross value	FS11531
Finished products ending inventories -Reserve adj.	FS11532
Finished products ending inventories - Net value	FS11530
Purchased goods ending inventories - Gross value	FS11541
Purchased goods ending inventories - Reserve adj.	FS11542
Purchased goods ending inventories - Net value	FS11540
Other materials ending inventories - Gross value	FS11551
Other materials ending inventories - Net value	FS11550
Inventories	FS11500
Trade receivables/notes receivable - Gross value	FS11410
Allowance for doubtful trade receiv./notes receiv.	FS11420
Trade receivables	FS11400
Current trade payables and notes payable	FS21220
Trade payables	FS21220
Trade Working capital
4.    Net Indebtedness
Net Indebtedness shall be calculated as the algebraic sum of the amounts in the following accounts. Where the amount of liabilities exceeds the amount of assets, the Net Indebtedness amount will be expressed as a positive number. Where the amount of assets exceeds the amount of liabilities, the Net Indebtedness amount will be expressed as a negative number.

Description	Accounts
Current tax assets	FS11800
Amounts due to tax authorities	FS21512
Current advances to suppliers	FS11720

Receivables from employees	FS11730
Receiv. from health and social security institut.	FS11740
Other current receivables - Gross value	FS11771
Guaranteed Deposits	FS11760
Other prepaid expenses	FS11792
Other assets / (liabilities)
Reserve for employee termination indemnities	FS22210
Pension fund	FS22220
Reserve for share based compensation	FS22230
Other employee-related reserves	FS22240
Assets related to pension funds	FS22250
Employee termination indemnity and other employee-related reserves
Return reserve HV products (Sorin Group Italia)	FS21330
Indemnity for agents HV sales (Sorin Group Italia)	FS21330
Other provisions - current	FS21330
Other Current Liabilities	FS 21680
Dividends payables	part of FS 21680
Accrued interest	part of FS 21680
Reserve for restructuring – Current	FS21320
Reserve for restructuring – Non-current	FS22320
Reserves for risks and charges
Cash	FS11110
Bank and post accounts	FS11120
Other cash equivalents	FS11130
Current assets from financial derivatives	FS11310
Prepaid financial expenses	FS11791
Non-current loans and notes receivab.- Gross value	FS12741
Non-current liabilities from financial derivatives	FS22110
Non-current financial payables and notes payable	FS22120
Current liabilities from financial derivatives	FS21110
Current financial payables and notes payable	FS21120
Current portion of non-current financial payables	FS21130
Current loans and notes receivables - Gross value	FS11321
Allowance for doubtful curr. loans/note receiv.	FS11322
Accrued salaries as of the Calculation Date from and including the first date of the periodic pay period in which the Calculation Date falls, accrued bonus liabilities, accrued liabilities for thirteenth and fourteenth month salaries	parts of FS21660
Indebtness

4.1. With respect to NewCo and LN Canada, it is agreed that, in light of the provisions set forth in clause 12.8 of the Agreement, no amounts related to financing of any kind or cash pooling arrangements between such Transferred Companies, on the one side, and the members of the Seller Group (other than such Transferred Companies), on the other side, shall be included in the line items above or otherwise considered in the Net Indebtedness calculation or in general for the purposes of the Purchase Price calculation.

4.2 With respect to LNSM, it is agreed that (regardless of whether the LNSM Shares are transferred to the Purchaser at the LNSM Completion or whether the LNSM Rights and Obligations are terminated):

(A)    the amounts set out below shall not be included in the Net Indebtedness line items and shall not otherwise be considered in the Net Indebtedness calculation or in general for the purposes of the Purchase Price calculation:
(i)    any Liquid Funds of LNSM;
(ii)    any amounts owed by the Seller to LNSM for the purchase of the interests in SGI or under the LNSM Cash Pooling Advances;
(iii)    any amounts related to financing of any kind or cash pooling arrangements between LNSM, on the one side, and the members of the Seller Group (other than LNSM), on the other side, or to cash funded or contributed by any members of the Seller Group to LNSM;
(B)    any trade payables settled by LNSM, after February 28, 2021, outside of the ordinary course of business of LNSM or, in any event, prior to their due date, shall be added back to the Trade Working Capital line items and shall thus be considered in the Trade Working Capital.

Schedule 9
(Tax Covenant)
1.    Definitions and interpretation
1.1    The following definitions and rules of interpretation contained in this paragraph 1 shall apply in this Schedule only:

Accounts Relief:	means any Relief to the extent that it has been shown as an asset in the Final Adjustment Report;
Dispute:	means any dispute, appeal, negotiations or other proceedings in connection with a Tax Claim;
Event:
includes (without limitation), the expiry of a period of time, any Transferred Company becoming or ceasing to be associated with any other person for any Tax purpose (including, without limitation, ceasing to be part of any tax consolidation, or fiscal unity, with any other person(s)) or ceasing to be, or becoming, resident in any country for any Tax purpose, the death, winding up or dissolution of any person, the earning, receipt or accrual for any Tax purpose of any gross receipts, income, profit or gains, the incurring of any loss or expenditure, and any transaction (including the execution and completion of this Agreement), event, act or omission whatsoever, and any reference to an Event occurring shall include Events that, for Tax purposes, are deemed to have, or are treated or regarded as having, occurred, and any reference to an Event occurring on or before a particular date, shall include Events that, for Tax purposes, are deemed to have, or are treated or regarded as having, occurred on or before that date;

Liability for Tax:
means:
(a)    any liability of any Transferred Company to make an actual payment (or increased payment) of Tax whether or not the same is primarily or jointly and severally payable by the Transferred Company and whether or not the Transferred Company has, or may have, any right of reimbursement against any other person, in which case, the amount of the Liability for Tax will be the amount of the actual payment or the increase in the amount of the payment;
(b)    the Loss, otherwise than by use or setting off, of any Accounts Relief, in which case, the amount of the Liability for Tax will be the amount of Tax that would have been saved but for that Loss; and
(c)    the use or setting off of any Purchaser's Relief where, but for that use or setting off, any Transferred Company would have had a liability to make a payment of Tax for which the relevant Purchasing Entity would have been able to make a claim against the Seller under this Schedule, in which case, the amount of the Liability for Tax will be the amount of Tax for which the Seller would have been liable but for the use or setting off;

Loss:
includes the absence, failure to obtain, non-existence, non-availability, reduction, modification, loss, counteraction, nullification, utilisation, disallowance, withdrawal or clawback of the relevant Relief for whatever reason;

Overprovision:
means the amount by which any provision for Tax (other than deferred tax) in the Final Adjustment Report is overstated, or the amount by which any Tax asset (other than a deferred tax asset) in the Final Adjustment Report is understated, except where that overstatement or understatement arises due to:
(a)    a change in any Applicable Law;
(b)    a change in the accounting bases on which any Transferred Company values its assets;
(c)    a voluntary act or omission of the relevant Purchasing Entity or any Transferred Company; or
(d)    the utilisation or setting off of a Purchaser's Relief,
that, in each case, occurs after Completion;

Purchaser's Relief:
means:
(a)    any Accounts Relief;
(b)    any Relief of any Transferred Company arising in connection with any Event occurring after Completion;
(c)    any Relief, whenever arising, of the relevant Purchasing Entity or any other member of the Purchaser's Tax Group (other than any Transferred Company);
(d)    if the LNSM Shares are acquired at LNSM Completion, any Relief of LNSM in respect of gross receipts, income, profits or gains earned, accrued or received in the ordinary course of business of LNSM between the Calculation Date and LNSM Completion, or in respect of any Event occurring in the ordinary course of business of LNSM between the Calculation Date and LNSM Completion; and
(e)    any Relief of any Transferred Company (not including LNSM) in respect of gross receipts, income, profits or gains earned, accrued or received in the ordinary course of business of the relevant Transferred Company between the Calculation Date and Completion, or in respect of any Event occurring in the ordinary course of business of the relevant Transferred Company between the Calculation Date and Completion;

Purchaser's Tax Group:
means the relevant Purchasing Entity and any other company or companies that are, from time to time, treated as members of the same group (including, without limitation, tax consolidation or fiscal unity) as, or otherwise connected or associated in any way with, the relevant Purchasing Entity for any Tax purpose;

Relief:
includes any loss, relief, allowance, credit, exemption or set-off for Tax or any deduction in computing gross receipts, income, profits or gains for the purposes of Tax and any right to a repayment of Tax or to a payment in respect of Tax;

Saving:
means the reduction or elimination of any liability of any Transferred Company to make an actual payment of Tax (at a time when the Transferred Company is a member of the Purchaser’s Group) in respect of which the Seller would not have been liable to make a payment under paragraph 2 of this Schedule, by the use of any Relief to the extent that such Relief arises as a result of a Liability for Tax in respect of which the Seller has made a payment under paragraph 2 of this Schedule;

Seller’s Group:
means the Seller and any other company or companies (other than any Transferred Company) that are (or become) after Completion, or have in the three years ending at Completion been members of the same group (including, without limitation, any tax consolidation or fiscal unity), or otherwise connected or associated in any way with the Seller for Tax purposes;

Tax Claim:
means any assessment, notice, demand, letter or other document issued or action taken by or on behalf of any Tax Authority, any self-assessment or any other occurrence from which it appears that any Transferred Company or the relevant Purchasing Entity (i) is or may be subject to a Liability for Tax for which the Seller is or may be liable to make a payment under paragraph 2 of this Schedule or (ii) has incurred or may incur a loss or damages for which the Seller is or may be liable under the Tax Warranties; and

Tax Statute:
means any directive, statute, enactment, law, order or regulation wherever enacted or issued, coming into force or entered into providing for or imposing any Tax, including orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision that amends, extends, consolidates or replaces the same or that was amended, extended, consolidated or replaced by the same.

1.2    References to Transferred Companies shall only include LNSM if the LNSM Shares are acquired at LNSM Completion. To the extent the LNSM Shares are acquired at LNSM Completion, this Schedule shall (save as otherwise provided) be construed in relation to LNSM so that: (i) references to Completion shall be to LNSM Completion, (ii) references to the Completion Date shall be to the LNSM Completion Date.
1.3    References to gross receipts, income, profits or gains earned, accrued or received shall include any gross receipts, income, profits or gains deemed under the relevant Tax Statute to have been, or treated or regarded as, earned, accrued or received, and references to gross receipts, income, profits or gains earned, accrued or received on or before Completion shall include gross receipts, income, profits or gains that are deemed for the purposes of the relevant Tax Statute to have been earned, accrued or received on or before Completion, as determined on the assumption that a relevant taxable period of the relevant Transferred Company ended on Completion.
1.4    References to a repayment of Tax shall include any interest or any additional amount payable by a Tax Authority in respect of it.
1.5    Unless the contrary intention appears, words and expressions defined in this agreement have the same meaning in this Schedule and any provisions in this agreement concerning matters of construction or interpretation also apply in this Schedule.

1.6    Any stamp duty charged on any document (or in the case of a document that is outside a jurisdiction, any stamp duty that would be charged on the document if it were brought into that jurisdiction) that is necessary to establish the title of any Transferred Company to any asset, and any interest, fine or penalty relating to the stamp duty, shall be deemed to be a liability of the Transferred Company to make an actual payment of Tax as a result of an Event occurring on the last day on which it would have been necessary to pay the stamp duty to avoid any liability to interest or penalties arising on it. References in this paragraph 1.5 to stamp duty include any transfer duty or equivalent tax.
1.7    References to the due date for payment of any Tax shall mean the last day on which that Tax may, by law, be paid without incurring any penalty, fine, surcharge, interest, charges, costs or other similar imposition (after taking into account any postponement of the date that was obtained for the payment of that Tax).
1.8    For the avoidance of doubt, references to any Liability for Tax that results from any Event occurring on or before Completion include a reference to any Liability for Tax arising as a result of Completion or of entering into this Agreement, or of the satisfaction of any condition in this Agreement, or as a result of forming the intention, or of entering into arrangements, to enter into this Agreement (including any liability as the result of any company ceasing to be, or ceasing to be treated as, a member of a tax consolidation, fiscal unity or other group of companies for the purpose of any Tax).
2.    Covenant
2.1    Subject to the provisions of this Schedule, the Seller covenants to pay to the relevant Purchasing Entity an amount equal to any:
(A)    Liability for Tax resulting from, or by reference to, any Event (including the Reverse Carve-Outs, the LNSM HV Service Business Carve-Out and the Italian Business Carve-Out) occurring on or before Completion or in respect of any gross receipts, income, profits or gains earned, accrued or received by any Transferred Company on or before Completion, whether or not that liability was discharged on or before Completion;
(B)    Liability for Tax that arises due to the relationship for Tax purposes before Completion of any Transferred Company with any member of the Seller’s Group and which is attributable to any member of the Seller’s Group and not to any Transferred Company or other member of the Purchaser’s Tax Group;
(C)    Liability for Tax for which NewCo is jointly and severally liable with SGI as a result of the Italian Business Carve-Out, by operation of law pursuant to article 14 of Legislative Decree no. 472 of 18 December 1997, as subsequently amended and applied, provided that this paragraph 2.1(C) is without prejudice to the generality of paragraphs 2.1(A) and 2.1(B);
(D)    Liability for Tax for which NewCo is jointly and severally liable with LNSM as a result of the LNSM HV Service Business Carve-Out by operation of law pursuant to article 14 of Legislative Decree no. 472 of 18 December 1997, as

subsequently amended and applied, provided that this paragraph 2.1(D) is without prejudice to the generality of paragraphs 2.1(A) and 2.1(B);
(E)    Liability for Tax that is a liability of any Transferred Company to account for employment taxes or social security contributions that arises (whether before, on or after Completion) in connection with the grant, exercise, surrender, exchange or other disposal of an option or other right to acquire securities, or in respect of any acquisition, holding, variation or disposal of securities, where the acquisition of the securities or the grant of the option or other right to acquire the securities occurred on or before Completion; and
(F)    reasonable costs and expenses properly incurred by any Transferred Company, the relevant Purchasing Entity or any other member of the Purchaser's Tax Group in connection with any Liability for Tax in respect of which the Seller is liable to make a payment under this Schedule.
3.    Payment date and interest
3.1    Payment by the Seller in respect of any liability under this Schedule must be made in cleared and immediately available funds on:
(A)    in the case of a Liability for Tax that involves an actual payment of Tax, the later of ten Business Days before the due date for payment of that Tax and ten Business Days after the date on which the relevant Purchasing Entity serves notice on the Seller requesting payment;
(B)    in the case of the Loss of a right to repayment of Tax, the later of the date the repayment would have been obtained and ten Business Days following the date on which the relevant Purchasing Entity serves notice on the Seller requesting payment;
(C)    in a case that involves the Loss of a Relief (other than a right to repayment of Tax), the later of ten Business Days after the date on which the relevant Purchasing Entity serves notice on the Seller requesting payment and the last date on which the Tax is required to be paid to the relevant Tax Authority; and
(D)    in a case that falls within limb (c) of the definition of Liability for Tax, the date on which the Tax saved by the Transferred Company would have been required to be paid to the relevant Tax Authority.
3.2    Any dispute about the amount stated in any notice served on the Seller under paragraph 3.1(B) to paragraph 3.1(D) above shall be determined by the auditors of the Transferred Company for the time being (or, if such auditors are unable or unwilling to act, such independent firm of chartered accountants as is nominated by the Transferred Company), acting as experts and not as arbitrators (the Seller and the relevant Purchasing Entity sharing equally the costs of that determination).
3.3    If any claim in respect of which a payment has been made under paragraph 2 above is subsequently finally determined to be less than the amount by reference to which that payment was calculated, an appropriate amount will be repaid within 10 (ten)

Business Days of such determination, and the parties shall cooperate in good faith to arrange for a suitable method of repayment.
4.    Exclusions
4.1    The covenant contained in paragraph 2 above shall not cover any Liability for Tax, and the Seller shall not be liable for any breach of any Tax Warranty, if and to the extent that:
(A)    the relevant Tax was paid on or before Completion;
(B)    provision or reserve (other than a provision for deferred tax) for the Liability for Tax is made or reflected in the Final Adjustment Report, or the Liability for Tax was otherwise taken into account as a liability in the preparation of the Final Adjustment Report;
(C)    the LNSM Shares are acquired at LNSM Completion, the Liability for Tax relates to LNSM, and such Liability for Tax arises (i) in respect of gross receipts, income, profits or gains earned, accrued or received in the ordinary course of business of LNSM between the Calculation Date and LNSM Completion, or (ii) in respect of any Event occurring in the ordinary course of business of LNSM between the Calculation Date and LNSM Completion;
(D)    the Liability for Tax arises (i) in respect of gross receipts, income, profits or gains earned, accrued or received in the ordinary course of business of the relevant Transferred Company (not including LNSM) between the Calculation Date and Completion, or (ii) in respect of any Event occurring in the ordinary course of business of the relevant Transferred Company (not including LNSM) between the Calculation Date and Completion;
(E)    the Liability for Tax arises or is increased as a result of the failure of any member of the Purchaser Group to comply with any of its obligations contained in this Schedule or this Agreement;
(F)    the Liability for Tax arises or is increased only as a result of any change in Applicable Law or rates of Tax coming into force after Completion (whether or not the change is retrospective in whole or in part);
(G)    the Liability for Tax would not have arisen but for, or has been increased as a result of, a voluntary act or omission of the relevant Purchasing Entity, any Transferred Company or any other member of the Purchaser Group after Completion (in the case of the Transferred Companies, otherwise than in the ordinary course of business as carried on as at Completion), which, in each case, any member of the Purchaser Group ought reasonably to have been aware could give rise to such Liability for Tax, provided that an act or omission will not be regarded as voluntary where it is carried out:
(i)    pursuant to a legally binding obligation of the relevant Transferred Company incurred prior to Completion;

(ii)    in order to comply with any Applicable Law having effect after Completion;
(iii)    with the written agreement or at the written request of the Seller; or
(iv)    pursuant to the terms of this Agreement;
(H)    the Liability for Tax would not have arisen but for, or has been increased or not reduced as a result of, an act or omission carried out by the Seller, or (prior to Completion) any Transferred Company, at, and in accordance with, the written direction or request of the relevant Purchasing Entity or another member of the Purchaser Group (and the relevant Purchasing Entity or other member of the Purchaser Group was aware or ought reasonably to have been aware that such act or omission would result in such Liability for Tax, provided for the avoidance of doubt that the Reverse Carve-Outs, the Italian Business Carve-Out and the LNSM HV Service Business Carve-Out shall not be regarded as carried out at, and in accordance with, the written direction or request of the relevant Purchasing Entity or another member of the Purchaser Group for the purposes of this exclusion (H);
(I)    the Liability for Tax would not have arisen or would have been reduced or eliminated but for the failure or omission on the part of any of the Transferred Companies to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent or to do any other thing under the provisions of any enactment or regulation relating to Tax after the Completion Date the making, giving or doing of which was taken into account in the Final Adjustment Report;
(J)    the Liability for Tax would not have arisen or would have been reduced or eliminated but for any claim, election, surrender or disclaimer made or notice or consent given after the Completion Date by the relevant Purchasing Entity, any of the Transferred Companies or any other member of the Purchaser Group under the provisions of any enactment or regulation relating to Tax, other than any claim, election, surrender, disclaimer, notice or consent (i) assumed to have been made, given or done in the Final Adjustment Report, or (ii) which is made, given or done at the written request or direction of the Seller;
(K)    the Liability for Tax would not have arisen but for a change of the date to which a Transferred Company makes up its accounts or any change to any of its accounting or Tax policies, methods, bases or practices (including consolidation methods, the treatment of timing differences and the basis on which the relevant Transferred Company values its assets) in either case after Completion (other than a change made to comply with accounting standards);
(L)    the relevant Purchasing Entity or another member of the Purchaser Group is compensated for the Liability for Tax in question under any other provision of this Agreement;

(M)    a Relief other than a Purchaser's Relief is available, or is made available, to the Transferred Company to reduce (or eliminate) that Liability for Tax;
(N)    an amount in respect of that Liability for Tax has been recovered or, in the case of input VAT, is recoverable from any person (excluding the relevant Purchasing Entity, the Transferred Companies or any other member of the Purchaser Group but including a Tax Authority);
(O)    the Liability for Tax comprises interest, penalties, charges or costs attributable to the unreasonable delay or default of the relevant Purchasing Entity or any other member of the Purchaser Group;
(P)    the Liability for Tax would not have arisen but for, or is increased by reason of, a Transferred Company after Completion being (or becoming) a member of a group with any company other than another Transferred Company, for any Tax purpose;
(Q)    the Liability for Tax relates to any Taxes for which the Purchaser or the relevant Purchasing Entity is responsible pursuant to clause 35.8 of this Agreement; or
(R)    the Liability for Tax arises as a result of the receipt by LNSM of (A) the amount of the Purchase Price allocated to the interest in NewCo sold by LNSM at Completion (which for this purpose shall not be construed as LNSM Completion) pursuant to the Final Allocation, to the extent such amount is actually paid to LNSM (including by increasing the cash pooling receivable included in Liquid Funds), or (B) any consideration received by LNSM pursuant to clause 4.1(b) of this Agreement.
5.    Limitations
5.1    The liability of the Seller under paragraph 2 above shall be limited by the provisions of Schedule 5 (Seller’s Limitations on Liability) to this Agreement to the extent set out therein.
6.    Overprovisions
6.1    If, on or before the last date on which a Claim could be made against the Seller pursuant to paragraph 2 above, the auditors for the time being of any Transferred Company (or, if such auditors are unable or unwilling to act, such independent firm of chartered accountants as is nominated by the Seller) determine (at the request and expense of the Seller) that there is an Overprovision, then:
(A)    the amount of any Overprovision (as determined by the auditors or the independent firm of chartered accountants) shall first be set off against any payment then due from the Seller under this Schedule or for breach of any of the Tax Warranties;
(B)    if there is an excess, a refund shall be made to the Seller of any previous payment or payments made by the Seller under this Schedule or for breach of any of the Tax Warranties (net of any Tax on such previous payment(s) and net of any such Tax that would have been payable but for the use or setting off of any Purchaser’s Relief), and not previously refunded under this Schedule, up to the amount of that excess;
(C)    if the excess referred to in paragraph 6.1(B) above is not exhausted, the remainder of that excess will be carried forward and set off against any future payment or payments that become due from the Seller under this Schedule or for breach of any of the Tax Warranties; and
(D)    to the extent that the excess referred to in in paragraph 6.1(B) above is not exhausted and has not been set off against any future payment or payments that become due from the Seller under this Schedule or for breach of any of the Tax Warranties by the last date on which a Claim could be made against the Seller pursuant to paragraph 2 above, the Purchaser or the relevant Purchasing Entity shall promptly make a payment to the Seller equal to that excess.
6.2    After the Transferred Company's auditors (or the independent firm of chartered accountants) have made a determination under paragraph 6.1(A) above, the Seller or the Purchaser or the relevant Purchasing Entity may, at any time before the last date on which a Claim could be made against the Seller pursuant to paragraph 2 above, request that the Transferred Company instruct (and, if so requested, the Purchaser or the relevant Purchasing Entity shall procure that the Transferred Company shall instruct) the auditors for the time being of the Transferred Company (or, if such auditors are unable or unwilling to act, such independent firm of chartered accountants as is nominated by the Seller) to review and, if necessary and as appropriate, amend the original determination (at the expense of the party requesting the review, or where a payment becomes due under this paragraph 6.2 at the expense of the party required to make that payment) and an adjusting payment equal to the amount of any disparity between the original and revised determinations shall be made by or to the Seller as soon as reasonably practicable.
6.3    If the Purchaser, the relevant Purchasing Entity or a Transferred Company discovers or believes that there has been an Overprovision, the Purchaser or the relevant Purchasing Entity shall, as soon as reasonably practicable, give full details thereof to the Seller, and the Purchaser or the relevant Purchasing Entity shall supply to the Seller such information as the Seller may reasonably require to verify the Overprovision and to instigate the instruction of the auditors or the independent firm of chartered accountants to allow them to make a determination within paragraph 6.1(A) above.
7.    Tax refunds
7.1    The Purchaser or the relevant Purchasing Entity shall promptly notify the Seller of any right to receive or actual receipt of any amount by way of repayment of Tax or interest or fees on overpaid Tax, or other amount payable or paid by a Tax Authority (whether receivable or received, as the case may be, in the form of a cash payment by a Tax Authority or in the form of a credit against Tax payable), being in each case an amount to which any Transferred Company is or becomes entitled or receives in respect of an Event occurring or period (or part period) falling prior to Completion, except to the extent that such amount is a Purchaser’s Relief or arises due to:
(A)    a change in any Applicable Law;
(B)    a change in the accounting bases on which any Transferred Company values its assets;
(C)    a voluntary act or omission of the relevant Purchasing Entity or any Transferred Company; or
(D)    the utilisation or setting off of a Purchaser's Relief,
that, in each case, occurs after Completion (a Tax Refund).
7.2    The Purchaser and the relevant Purchasing Entity shall take (or shall procure that the Transferred Company concerned takes) such action as the Seller may reasonably request (and at the Seller’s reasonable cost) to obtain such Tax Refund (keeping the Seller fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation).
7.3    Any Tax Refund actually obtained after Completion, whether by payment or set off (less any reasonable costs of obtaining it to the extent not previously reimbursed and less any Tax suffered thereon) shall be dealt with as follows:
(A)    the amount of the Tax Refund shall first be set off against any payment then due from the Seller under this Schedule or for breach of any of the Tax Warranties;
(B)    if there is an excess, a refund shall be made to the Seller of any previous payment or payments made by the Seller under this Schedule or for breach of any of the Tax Warranties (net of any Tax on such previous payment(s) and net of any such Tax that would have been payable but for the use or setting off of any Purchaser’s Relief), and not previously refunded under this Schedule, up to the amount of that excess; and
(C)    to the extent that there is any remaining excess, a payment shall be made to the Seller equal to the amount of such excess as soon as reasonably practicable.
8.    Savings
8.1    If the auditors for the time being of any Transferred Company (or, if such auditors are unable or unwilling to act, such independent firm of chartered accountants as is nominated by the Seller) determine (at the request and expense of the Seller) that a Saving has arisen, the Purchaser or the relevant Purchasing Entity shall, as soon as reasonably practicable, repay to the Seller, after deduction of any amounts then due by the Seller, the lesser of:

(A)    the amount of the Saving (as determined by the auditors or the independent firm of chartered accountants); and
(B)    the amount paid by the Seller under paragraph 2 above for the Liability for Tax which gave rise to the Saving (net of any Tax on such payment and net of any such Tax that would have been payable but for the use or set off-of any Purchaser Relief) less any part of that amount previously repaid to the Seller under any provision of this Schedule or otherwise.
8.2    After the Transferred Company's auditors (or the independent firm of chartered accountants) have made a determination under paragraph 8.1 above, the Seller, the Purchaser or the relevant Purchasing Entity may, at any time, request that the Transferred Company instruct (and, if so requested, the Purchaser or the relevant Purchasing Entity shall procure that the Transferred Company shall instruct) the auditors for the time being of the Transferred Company (or, if such auditors are unable or unwilling to act, such independent firm of chartered accountants as is nominated by the Seller) to review and, if necessary and as appropriate, amend the original determination (at the expense of the party requesting the review, or where a payment becomes due under this paragraph 8.2, at the expense of the party required to make that payment) and an adjusting payment equal to the amount of any disparity between the original and revised determinations shall be made by or to the Seller as soon as reasonably practicable.
8.3    If the Purchaser or the relevant Purchasing Entity or a Transferred Company discovers or believes that there has been a Saving, the Purchaser or the relevant Purchasing Entity shall, as soon as reasonably practicable, give full details thereof to the Seller, and the Purchaser or the relevant Purchasing Entity shall supply to the Seller such information as the Seller may reasonably require to verify the Saving and to instigate the instruction of the auditors or the independent firm of chartered accountants to allow them to make a determination within paragraph 8.1 above.
9.    Recovery from third parties
9.1    Where the Seller has paid an amount under paragraph 2 above in respect of any Liability for Tax, and the Purchaser, the relevant Purchasing Entity or any Transferred Company is, or becomes, entitled to recover from some other person that is not the Transferred Company, the Purchaser or the relevant Purchasing Entity or any other company in the Purchaser's Tax Group, any amount in respect of any such Liability for Tax, the Purchaser or the relevant Purchasing Entity shall or shall procure that the Transferred Company shall:
(A)    notify the Seller of its entitlement as soon as reasonably practicable; and
(B)    if required by the Seller and, subject to the Purchaser, the relevant Purchasing Entity and the Transferred Company being indemnified by the Seller against any Tax that may be suffered on receipt of that amount and any losses, liabilities, damages, costs and expenses incurred in recovering that amount, take, or procure that the Transferred Company takes, all steps reasonably requested by the Seller to enforce that recovery against the person in question

(keeping the Seller fully informed of the progress of any action taken) provided that the Purchaser and the relevant Purchasing Entity shall not be required to take any action (or to procure that any action is taken) under this paragraph 9.1 (other than an action against a Tax Authority) that, in the Purchaser's or the relevant Purchasing Entity’s reasonable opinion, is likely to harm its or the Transferred Company's commercial or employment relationship (potential or actual) with that or any other person in any material respect.
9.2    If the Purchaser, the relevant Purchasing Entity or the Transferred Company recovers any amount referred to in paragraph 9.1 above, the Purchaser or the relevant Purchasing Entity shall account to the Seller for the lesser of:
(A)    any amount recovered (including any related interest or related additional payment made by any Tax Authority) less any Tax suffered in respect of that amount and any losses, liabilities, damages, costs and expenses incurred in recovering that amount (except if and to the extent that amount has already been made good by the Seller under paragraph 9.1(B) above); and
(B)    the amount paid by the Seller under paragraph 2 above in respect of the Liability for Tax in question.
10.    Pre-completion and Straddle Period Tax Affairs
10.1    The following definitions and rules of interpretation contained in this paragraph 10.1 shall apply in this paragraph 10 only:

PreCompletion Tax Affairs:	the Tax affairs of the Transferred Companies for all periods ending on or before the Completion Date for which the Seller is responsible under this paragraph 10;
Straddle Period:	a period beginning before the Completion Date and ending after the Completion Date;
Tax Documents:	the Tax Returns, claims and other documents which the Seller is required to prepare on behalf of the Transferred Companies under paragraphs 10.2(A) and/ or 10.2(B) below; and
Time Limit:
the latest date on which a Tax Document can be executed or delivered to a relevant Tax Authority either without incurring interest or a penalty, or in order to ensure that such Tax Document is effective.

10.2    Subject to and in accordance with the provisions of this paragraph, the Seller or its duly authorised agents shall, in respect of all periods ending on or before the Completion Date, and at its own cost:
(A)    prepare and (subject to paragraph 10.6(B) below) submit the Tax Returns of each of the Transferred Companies;

(B)    (subject to paragraph 10.6(B) below) prepare and submit on behalf of each of the Transferred Companies all claims, elections, surrenders, disclaimers, notices, consents and other relevant filings for the purposes of Tax; and
(C)    deal with all matters relating to Tax which concern or affect the Transferred Companies, including the conduct of all negotiations and correspondence and the reaching of all agreements relating thereto or to any Tax Documents, but excluding payment of Tax.
10.3    The Seller or its duly authorised agents shall deliver all Tax Documents which are required to be signed by or on behalf of any Transferred Company to the Purchaser or the relevant Purchasing Entity for authorisation and signing. If a Time Limit applies in relation to any Tax Document, the Seller shall ensure that the Purchaser or the relevant Purchasing Entity receives the Tax Document no later than twenty (20) Business Days before the expiry of the Time Limit (and in the event that it is not reasonably possible for the Seller to adhere to this deadline, the Seller shall use its best efforts to ensure that the Purchaser or the relevant Purchasing Entity receives the relevant Tax Document as soon as possible after this deadline).
10.4    The Seller shall procure that:
(A)    the Purchaser or the relevant Purchasing Entity is kept informed of the progress of all material matters relating to the Pre-Completion Tax Affairs;
(B)    the Purchaser or the relevant Purchasing Entity promptly receives copies of all material written correspondence with any Tax Authority insofar as it is relevant to the Pre-Completion Tax Affairs;
(C)    no Tax Document is submitted to any Tax Authority which is not, so far as the Seller is aware, complete, true and accurate in all respects, and not misleading; and
(D)    the Purchaser or the relevant Purchasing Entity is afforded the opportunity to comment within a reasonable period of time on any Tax Document or other substantive correspondence, prior to its submission to the relevant Tax Authority, and reasonable account is taken of the Purchaser’s or the relevant Purchasing Entity’s comments (including giving reasonable consideration to whether those comments should be incorporated into the relevant Tax Document or other substantive correspondence).
10.5    The Purchaser and the relevant Purchasing Entity shall procure that:
(A)    the Seller and its duly authorised agents are afforded such access (including the taking of copies) to the books, accounts and records of the Transferred Companies and such other assistance as it or they reasonably require to enable the Seller to discharge its obligations under paragraph 10.2 above and to enable the Seller and any member of the Seller’s Group to comply with its own Tax obligations or facilitate the management or settlement of its own Tax affairs;

(B)    the Seller is promptly sent a copy of any communication from any Tax Authority insofar as it relates to the Pre-Completion Tax Affairs;
(C)    no action is taken that is inconsistent with or frustrates the rights and obligations of the Seller under paragraph 10.2 above; and
(D)    there is given to such person or persons as may for the time being be nominated by the Seller authority to conduct Pre-Completion Tax Affairs, and that such authority is confirmed to any relevant Tax Authority.
10.6    The Purchaser and the relevant Purchasing Entity shall (subject to paragraph 10.7 below) be obliged to procure that each of the Transferred Companies shall cause any Tax Document delivered to it under paragraph 10.3 above to be authorised and signed promptly and without amendment (except to the extent that any changes are made in accordance with paragraph 10.4(D) above), and:
(A)    returned to the Seller for submission to the appropriate Tax Authority; or
(B)    (where the Seller has requested the Purchaser or the relevant Purchasing Entity to do so in writing on the basis that it is not practicable for the Seller to submit the Tax Document to the appropriate Tax Authority) submitted without amendment (except to the extent that any changes are made in accordance with paragraph 10.4(D) above) to the appropriate Tax Authority, in each case promptly (and in any event within any relevant Time Limit).
10.7    The Purchaser and the relevant Purchasing Entity shall be under no obligation to procure the authorisation or signing of any Tax Document delivered to it under paragraph 10.3 which it considers in its reasonable opinion to be false or misleading in a material respect.
10.8    Subject to paragraphs 10.9 and 10.10 below, and subject to paragraph 11 below, the Purchaser or the relevant Purchasing Entity or their duly authorised agents shall have sole conduct of all Tax affairs of each of the Transferred Companies which are not Pre-Completion Tax Affairs.
10.9    The Purchaser and the relevant Purchasing Entity will procure that each Transferred Company keeps the Seller or the Seller's duly authorised agent fully informed of the Tax affairs of the Transferred Company for any Straddle Period, for which final agreement with the relevant Tax Authority of the amount of Tax due from the Transferred Company has not been reached. The Purchaser and the relevant Purchasing Entity will not submit any substantive correspondence to, or submit (or agree) any return or computation for any such period to (or with) any Tax Authority, without providing the Seller with a draft of such correspondence, return, computation or agreement at least twenty (20) Business Days prior to the intended date of submission, and the Purchaser and the relevant Purchasing Entity shall procure that such correspondence, return, computation or agreement will be made in accordance with the Seller’s reasonable written instructions to the extent that they are received by the Purchaser or the relevant Purchasing Entity a reasonable period of time prior to the submission date.

10.10    The Purchaser and the relevant Purchasing Entity will procure that no Transferred Company amends or withdraws any return or computation or any claim, election, surrender or consent made by it for any Straddle Period without giving the Seller a reasonable opportunity to comment and taking account of the Seller's reasonable representations.
10.11    For the avoidance of doubt, if the Purchaser or the relevant Purchasing Entity or any Transferred Company becomes aware of a Tax Claim, the provisions of paragraph 11 below shall apply. In the event of any conflict between the provisions of this paragraph 10 and the provisions of paragraph 11, the provisions of paragraph 11 shall prevail.
11.    Conduct of Tax Claims
11.1    If the Purchaser or the relevant Purchasing Entity or any Transferred Company, becomes aware of a Tax Claim, the Purchaser or the relevant Purchasing Entity shall give or procure that notice in writing of the Tax Claim is given to the Seller or to the Seller's duly authorised agent as soon as reasonably practicable, provided that giving that notice shall not be a condition precedent to the Seller's liability under this Schedule.
11.2    Subject to paragraph 11.4 below, if the Seller indemnifies the Purchaser, the relevant Purchasing Entity and the Transferred Company to the Purchaser's reasonable satisfaction against all losses, liabilities, damages, costs or expenses that may be incurred (including any additional Liability for Tax), the Purchaser and the relevant Purchasing Entity shall take and shall procure that the Transferred Company shall take any action that the Seller may reasonably request by notice in writing given to the Purchaser or the relevant Purchasing Entity to avoid, dispute, defend, resist, appeal or request an internal review by the relevant Tax Authority, or compromise any Tax Claim.
11.3    The Purchaser, the relevant Purchasing Entity and any Transferred Company shall not be obliged to appeal or procure an appeal against any assessment to Tax (or other document issued, or action taken, by or on behalf of any Tax Authority against which there is a right of appeal) if neither the Purchaser nor the relevant Purchasing Entity, having given the Seller written notice of that assessment or other document or action, do not receive written instructions to do so from the Seller within twenty (20) Business Days of that notice having been given.
11.4    Without prejudice to the liability of the Seller under this Schedule, the Purchaser and the relevant Purchasing Entity shall not be obliged to take, or procure the taking of, any action under paragraph 11.2 above in respect of any Tax Claim:
(A)    if the Seller does not request the Purchaser or the relevant Purchasing Entity to take any action under paragraph 11.2 above or fails to indemnify the Purchaser and the relevant Purchasing Entity and the Transferred Company to the Purchaser's reasonable satisfaction in a reasonable period of time (starting with the date of the notice given to the Seller) considering the nature of the Tax Claim and the existence of any time limit for avoiding, disputing, defending, resisting, appealing, seeking a review of or compromising that Tax Claim, and that period will not, in any event, exceed twenty (20) Business Days after the giving of that notice to the Seller;
(B)    where the Seller (or any Transferred Company before Completion) has been engaged in fraudulent conduct or deliberate default relating to the Liability for Tax that is the subject matter of the Dispute; or
(C)    if the Dispute is, or involves, an appeal to any tribunal or any court, unless the Seller has obtained the opinion of Tax counsel having at least five years' experience of acting in Tax proceedings who is acceptable to the Purchaser (acting reasonably) that the appeal has a reasonable prospect of success.
11.5    If paragraph 11.2 above does not apply by virtue of any provision in paragraph 11.4 above, the Purchaser or the relevant Purchasing Entity or the Transferred Company shall have the absolute conduct of the Dispute (without prejudice to its rights under this Schedule) and shall be free to pay or settle the Tax Claim on any terms that the Purchaser or the relevant Purchasing Entity or the Transferred Company in its absolute discretion considers fit.
11.6    By agreement in writing between the Purchaser and the Seller and on such terms as they may agree from time to time, the conduct of a Dispute may be delegated to the Seller, provided that, unless the Purchaser and the Seller specifically agree otherwise in writing, the Seller shall:
(A)    promptly inform the Purchaser or the relevant Purchasing Entity of all matters relating to the Dispute and shall provide the Purchaser or the relevant Purchasing Entity with copies of all correspondence and notes, or other written records of telephone conversations or meetings relating to the Dispute;
(B)    obtain the Purchaser's written approval (not to be unreasonably withheld or delayed) before appointing solicitors or other professional advisers in relation to the Dispute;
(C)    submit to the Purchaser for prior written approval (not to be unreasonably withheld or delayed) all material written communications relating to the Dispute to be transmitted to the relevant Tax Authority and shall make any amendments the Purchaser reasonably requests; and
(D)    not settle or compromise the Dispute or agree any matter relating to it without the Purchaser's prior written approval (not to be unreasonably withheld or delayed).
11.7    The Purchaser and the relevant Purchasing Entity shall provide and shall procure that the Transferred Company provides to the Seller and the Seller's professional advisers reasonable access to premises and personnel, and to any relevant assets, documents and records in their power, possession or control to investigate the matter and enable the Seller to take any action referred to in this paragraph 11.